


12026158


ILLINOIS TOOL WORKS

100 YEARS STRONG

ILLINOIS TOOL WORKS INC. 2011 ANNUAL REPORT

ITW at a Glance

Celebrating 100 years of history, Illinois Tool Works Inc. (NYSE: ITW) is a diversified manufacturing company that delivers specialized expertise, innovative thinking and value-added products to meet critical customer needs in a variety of industries. ITW has decentralized businesses in 58 countries that employ approximately 65,000 women and men. These talented individuals, many of whom have specialized engineering or scientific expertise, contribute to our global leadership in innovation. We are proud of our broad portfolio of more than 19,000 global patents and patent applications.

Financial Highlights	1
ITW Business Segments	2
Revenue Diversification	4
25-Year Revenue/Operating Income	4
Letter to Our Shareholders	5
100 Years Strong	8
Corporate Executives	22
Board of Directors	23
Eleven-Year Financial Summary	24
Corporate Information	26

Financial Highlights


Received SEC
MAR 2 2 2012
Washington, DC

DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2011	2010	2009
YEAR ENDED DECEMBER 31			
OPERATING RESULTS			
Operating revenues	$ 17,786,583	$15,415,692	$ 13,572,996
Operating income	2,731,008	2,254,017	1,382,963
Operating income margin	15.4%	14.6%	10.2%
Income from continuing operations	$ 2,017,014	$ 1,452,438	$ 968,638
Operating revenues by segment:			
Transportation	$ 3,108,349	$ 2,522,226	$ 2,092,249
Power Systems & Electronics	2,872,161	2,409,204	2,004,402
Industrial Packaging	2,612,108	2,272,059	1,940,887
Food Equipment	1,982,187	1,857,051	1,862,950
Construction Products	1,958,370	1,753,485	1,547,365
Polymers & Fluids	1,364,004	1,106,025	980,305
Decorative Surfaces	1,083,157	987,692	971,900
All Other	2,889,699	2,598,475	2,238,604
PER SHARE OF COMMON STOCK			
Income from continuing operations:			
Basic	$ 4.10	$ 2.90	$ 1.94
Diluted	4.08	2.89	1.93
Cash dividends paid	$ 1.38	$ 1.27	$ 1.24
RETURNS			
Return on average invested capital	16.8%	14.6%	10.6%
Return on average stockholders' equity	20.6	15.9	11.8
LIQUIDITY AND CAPITAL RESOURCES			
Free operating cash flow	$ 1,602,600	$ 1,200,554	$ 1,911,813
Total debt to capitalization	28.5%	23.1%	26.1%

Note: Certain reclassifications of prior years' data have been made to conform with current year reporting, including discontinued operations. 2010 and 2009 have been restated for the elimination of the one month reporting lag for the company's international operations outside of North America. See "Management's Discussion and Analysis" in our 2011 Annual Report on Form 10-K for a calculation of return on average invested capital and free operating cash flow. Return on average stockholders' equity represents income from continuing operations divided by average stockholders' equity.

ITW Business Segments



Transportation

Components, fasteners, fluids and polymers, as well as truck remanufacturing and related parts and service.

PERCENT OF TOTAL COMPANY REVENUES

17%

REVENUES BY PRODUCT CATEGORY



- Consumables: 89%
- Equipment & Tools: 2%
- Service & Parts: 9%

MAJOR END MARKETS

Automotive OEM/Tiers: 56%
Automotive Aftermarket: 11%

PRIMARY BRANDS

DeeLin, Deltar, Drawform, Evercoat, Filtertek, Permatex, Rain-X, Shakeproof, Slime, Wynn's



Power Systems & Electronics

Equipment and consumables associated with specialty power conversion, metallurgy and electronics.

PERCENT OF TOTAL COMPANY REVENUES

16%

REVENUES BY PRODUCT CATEGORY



- Consumables: 47%
- Equipment & Tools: 46%
- Service & Parts: 5%
- Other: 2%

MAJOR END MARKETS

General Industrial: 32%
Electronics: 17%
Energy: 11%
Automotive OEM/Tiers: 4%
Commercial Construction: 4%

PRIMARY BRANDS

AXA Power, Bernard, Despatch, Elga, Hobart, Kester, Miller, Speedline, Stokvis Tapes, Tien Tai, Tregaskiss, Trimark, Vitronics Soltec, Weldcraft



Industrial Packaging

Steel, plastic and paper products and equipment used for bundling, shipping and protecting goods in transit.

PERCENT OF TOTAL COMPANY REVENUES

15%

REVENUES BY PRODUCT CATEGORY



- Consumables: 77%
- Equipment & Tools: 13%
- Service & Parts: 7%
- Other: 3%

MAJOR END MARKETS

General Industrial: 26%
Primary Metals: 21%
Food & Beverage: 13%

PRIMARY BRANDS

Acme, Angleboard, Fleetwood, MultiWall, Orgapack, Signode, Strapex



Food Equipment

Commercial food equipment and related service.

PERCENT OF TOTAL COMPANY REVENUES

11%

REVENUES BY PRODUCT CATEGORY



- Equipment & Tools: 66%
- Service & Parts: 34%

MAJOR END MARKETS

Food Institutional/Restaurant: 43%
Food Service: 36%
Food Retail: 16%

PRIMARY BRANDS

Avery Berkel, Bonnet, Foster, Gaylord, Hobart, Kairak, MBM, Peerless, Thirode, Traulsen, Vulcan, Wolf

SEC
Mail Processing
Section

MAR 22 2017

Washington, DC
123



Construction Products

Tools, fasteners and other products for construction applications

PERCENT OF TOTAL COMPANY REVENUES

11%

REVENUES BY PRODUCT CATEGORY



- Consumables: 81%
- Equipment & Tools: 15%
- Service & Parts: 3%
- Other: 1%

MAJOR END MARKETS

Residential Construction: 44%
Renovation Construction: 26%
Commercial Construction: 22%

PRIMARY BRANDS

Alpine
ITW Brands
Buildex
Paslode
Proline
Pryda
Ramset
Red Head
Reid
SPIT
Suki
Truswal



LPS
3
PREMIER
RUST INHIBITOR

Polymers & Fluids

Adhesives, sealants, lubrication and cutting fluids, and hygiene products

PERCENT OF TOTAL COMPANY REVENUES

8%

REVENUES BY PRODUCT CATEGORY



- Consumables: 96%
- Equipment & Tools: 1%
- Service & Parts: 2%
- Other: 1%

MAJOR END MARKETS

General Industrial: 31%
MRO: 17%
Construction: 15%
Automotive Aftermarket: 7%

PRIMARY BRANDS

Densit
Devcon
Dymon
Futura
Krafft
LPS
Novadan
Panreac
Plexus
ITW Polymer Technologies
Prolim
Rocol
Schnee-Morehead
TACC



Decorative Surfaces

Decorative surfacing materials for furniture, office and retail space, countertops and other applications

PERCENT OF TOTAL COMPANY REVENUES

6%

REVENUES BY PRODUCT CATEGORY



- Consumables: 100%

MAJOR END MARKETS

Commercial Construction: 55%
Renovation Construction: 30%
Residential Construction: 14%

PRIMARY BRANDS

Arborite
Polyrey
Resopal
Wilsonart



All Other

All other operating segments

PERCENT OF TOTAL COMPANY REVENUES

16%

REVENUES BY PRODUCT CATEGORY



- Consumables: 55%
- Equipment & Tools: 32%
- Service & Parts: 12%
- Other: 1%

MAJOR END MARKETS

General Industrial: 22%
Food & Beverage: 21%
Consumer Durables: 15%

PRIMARY BRANDS

Avery Weigh-Tronix
Buehler
Chemtronics
Diagraph
Fastex
ITW Foils
Hi-Cone
Instron
Magnaflux
Minigrip
Texwipe
Zip-Pak

Revenue Diversification

REVENUES BY PRODUCT CATEGORY



2011

- **66%** Consumables
- **23%** Equipment & Tools
- **11%** Service & Parts and Other

COMPARATIVE REVENUES BY GEOGRAPHY



2001

- **66%** North America
- **26%** Europe, Middle East and Africa
- **8%** Asia Pacific and Other



2011

- **48%** North America
- **33%** Europe, Middle East and Africa
- **19%** Asia Pacific and Other

COMPARATIVE REVENUES BY GEOGRAPHY (EMERGING MARKETS)



2001

- **1%** BRIC (Brazil, Russia, India and China)
- **4%** Other Emerging Markets (Asia, Latin America and Eastern Europe)
- **95%** Rest of World



2011

- **9%** BRIC (Brazil, Russia, India and China)
- **12%** Other Emerging Markets (Asia, Latin America and Eastern Europe)
- **79%** Rest of World

Other Emerging Markets excludes BRIC, Japan and Australia/New Zealand.

25-Year Revenue/Operating Income



Revenue (in millions)
Operating Income (in millions)
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$18,000
$15,000
$12,000
$9,000
$6,000
$3,000
$0
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

It is an exciting time at ITW as we proudly celebrate a significant milestone, our 100-year anniversary.

In 1912, Chicago financier Byron L. Smith placed an ad in *The Economist* looking to provide capital to a "high class business (manufacturing preferred) in or near Chicago." He turned down several initial offers, waiting for the right proposal. He wanted people with high integrity and new ways of doing things, not just those seeking quick profits. When a group of inventors with an idea to improve gear grinding came along, Illinois Tool Works was born. From these humble beginnings, the company endured the uncertainties of wars and recessions, expanded into businesses across the globe and transformed entire industries through simple, yet ingenious solutions. It was no accident. In fact, very few U.S. public companies can claim a century of success.

Now called ITW, the company's embrace of technological change and new markets, insistence on acquiring only "high class" businesses and robust culture of entrepreneurship and innovation has helped stay the course toward profitable growth. Our financial performance in 2011 is proof that these values are still very much alive at ITW and are a key part of how we deliver shareholder value.

STRONG FINANCIAL PERFORMANCE

2011 represented the second year of recovery from the historic recession of 2008 and 2009. ITW generated total revenues of $17.8 billion (15.4 percent growth) in full-year 2011. Organic revenues were up 7.5 percent—above the 5 to 7 percent range we anticipated last year. Our welding, test and measurement and automotive businesses led the way with strong operating results in 2011. The net result was that our income from continuing operations exceeded more than $2 billion and our diluted income per share from continuing operations was 30 percent higher than 2010, excluding a one-time tax benefit recorded in the 2011 first quarter. We also produced solid operating margins of 15.4 percent, 80 basis points higher than full-year 2010.

It was also a year of strong free operating cash flow. Our solid balance sheet reflects judicious and opportunistic use of our cash flow and debt, including $1.6 billion returned to shareholders through share repurchases and dividends. A 6 percent dividend increase was approved in August of 2011, and ITW was again lauded in national financial media as one of America's "dividend aristocrats."[1]

A TRADITION OF PROFITABLE GROWTH

Throughout its long history, ITW has never pursued growth for growth's sake. Our strong performance in 2011 was due in part to a continued focus on emerging markets that meet our long-term financial metric as well as innovation—organic investments that drive growth *at a high rate of return*. Ever since Byron L. Smith recognized that ITW's strength lay in high quality, specialized products and solutions rather than mass-produced commodities, we have fostered a culture that nurtures innovation and built our position among the top U.S. companies based on the strength and size of our patent portfolio.

When ITW purchased its first company in 1923—Shakeproof Screw and Nut Lock Company— acquisitions became another important way for us to accelerate growth, generate long-term returns and expand our product mix. In 2011, we completed a number of acquisitions, largely in key platforms. We applied disciplined valuation, choosing businesses with long-term profitable growth potential. Acquisitions such as Despatch Industries, a leader in thermal processing equipment, and SOPUS (now named ITW Global Brands), an auto aftermarket products portfolio, represent larger businesses that possess both solid growth rates and strong operating margins. We also acquired smaller businesses in emerging markets, such as the Brazilian industrial chemical company Archem. In fact, more than 80 percent of our 2011 acquisitions are directly tied to emerging markets and platform-related growth initiatives.

BUILDING SHAREHOLDER VALUE

In 2011, we consistently generated returns significantly above the cost of our investments to achieve a 16.8 percent return on average invested capital (ROIC). But this is only part of how ITW is creating shareholder value. We are also aiming for more profitability by improving the operating margins of these acquired businesses and our base businesses by applying signature ITW principles such as 80/20 and simplification.

But more importantly, ITW's consistently high return on investment and growth drive higher profits, which in turn gives our shareholders long-term value and reward. In fact, over the past 25 years, our strategies have yielded an average 13 percent compounded annual rate of return for our shareholders.

MANAGEMENT DEVELOPMENTS

One hallmark of the few companies that endure 100 years is successful leadership talent and succession. We are proud of our strong track record of leadership continuity. The strategic planning and guidance of highly experienced leaders with long tenures is integral to our longevity and has kept us on the path to profitable growth.

In early 2012, Daniel J. Brutto and James W. Griffith were elected to the ITW Board of Directors. Dan is president of UPS International, responsible for all international package, freight forwarding and logistics businesses, as well as U.S. international package services. Jim is president and chief executive officer of The Timken Company and a member of its board of directors. Both Dan and Jim have a broad range of operational and financial experience that will be an asset to ITW and its Board of Directors. We look forward to their valuable contributions in the years ahead.

We bid a fond farewell to Director Marvin D. Brailsford, who retired in 2011 after 14 years of service to ITW's Board of Directors. We also say goodbye to several dedicated officers who retired in early 2012: Philip M. Gresh, Jr., executive vice president, retired after 22 years of service; Thomas J. Hansen, vice chairman, retired after 31 years of service; and James H. Wooten, Jr., senior vice president, general counsel and secretary, retired after 23 years of service. We appreciate their many valuable contributions to ITW and wish them the very best in the years ahead.

LOOKING AHEAD

We are optimistic that the economic recovery will continue its upward trajectory in 2012, although at a more modest pace. We anticipate challenges in geographies such as Europe, and expect that global economic demand will remain uneven. However, through innovation and applying our toolbox to existing businesses, ITW can further penetrate these slower-growing economies. At the same time, we plan to continue investing in higher-growth platforms and emerging markets. We are committed to a long-term, balanced strategy of profitable growth and strong returns.

As a company that has stood the test of time, we believe we can meet these expectations. The values that formed a small Midwestern tool company a century ago are still with us today: innovation, quality, integrity, and giving back to our communities. Our values and principles have been refined and expanded, but never discarded. We thank the many talented women and men of ITW, past and present, for upholding our values and helping us to reach our 100-year anniversary.

Congratulations to everyone at ITW, all over the world, on our historic achievement. We look forward to a bright and prosperous future for our customers, our shareholders, and our people.



David B. Speer
Chairman & Chief Executive Officer



David C. Parry
Vice Chairman



E. Scott Santi
Vice Chairman

[1] *Forbes*, 1/6/12

A company that thrives for 100 years must get a lot of things right. Perhaps the most important is a disciplined focus on customers' expectations. Since its founding, ITW has not simply met customers' needs, but anticipated their future needs, continually bringing forth new ideas that help them run their businesses better.

That is the story of ITW. From its humble first days on a leased lot in Chicago in 1912 to the global presence it has today, it is a story of innovation, of integrity, and a determined drive for growth. It is also a story of respect and support for ITW's people, who pursue their ideas in a culture of innovation that gives creative minds the freedom and the resources they need.

This report summarizes that story and presents profiles of four ITW businesses that demonstrate what we do best.



1912

Illinois Tool Works founded by financier Byron L. Smith and inventors Frank W. Englund, Carl G. Olson, Paul B. Goddard, and Oscar T. Hegg. It opens for business at the corner of Huron and Franklin streets in Chicago.

WANTED
to invest in
A Growing Manufacturing Business
requiring additional capital

A valued client of ample means, an industrious young man of high character and excellent financial connections, with business experience, desires to take a substantial interest and active part as the financial man in a promising high-class business (manufacturing preferred) in or near Chicago. He prefers one that is new and growing, but that needs more capital and that can demonstrate to his satisfaction that it can be made a large and profitable permanent business. He would only consider connecting himself with a person or persons of ability who are active in the business and who understand the manufacturing side, and are of high character. Automobile business not considered. First communication must be in writing and will be treated confidentially. Address **Secretary (PERSONAL).**

The Northern Trust Company Bank
La Salle and Monroe Streets, Chicago.

1920s

Jack Gribbie develops Customer Application Engineering, which enables the company to invent thousands of new products over the years.





1923

ITW acquires Shakeproof Screw and Nut Lock Company and enjoys its first blockbuster product success by licensing the Shakeproof lock washer.


Fastening Headquarters
Shakeproof Products
SHAKEPROOF INC. CHICAGO, ILLINOIS

ITW A CENTURY OF INNOVATION AND GROWTH

ITW was born in a partnership between Byron L. Smith, founder of The Northern Trust Company, and four tooling company employees from Rockford, Illinois, who came to Smith as a potential investor in their new method for making more precise industrial gears. After initially resisting the proposal of these four men—Frank W. Englund, Carl G. Olson, Paul B. Goddard, and Oscar T. Hegg—Smith finally agreed to back their venture. Together, they launched Illinois Tool Works, which began selling cutters, hobs, jigs, and other machining tools in 1912 from a leased lot at the corner of Huron and Franklin streets in Chicago.

The fledgling company quickly thrived, soon finding itself in need of employees and 12,000 square feet of additional space to keep up with the demand for its products. And though most new companies remain in the red for some years after launching, Illinois Tool Works managed to post a profit of $42.94 in its first year of operation—an auspicious beginning made possible by


Coke
12-PACK

1950s

The Hi-Cone beverage can carrier is developed, one of ITW's most successful inventions. The product continued to evolve to meet customers' needs.

1973

Officially listed on the New York Stock Exchange, ITW becomes a publicly traded company.


CWE
CWE
CWE
BIW
UBO
ITW



1954

The Smith family creates the Illinois Tool-Shakeproof Foundation, later the ITW Foundation, to manage its philanthropic outreach.

1963

ITW introduces the first self-drilling screw, opening a new market for the company in the construction industry.

hard work, dedication, and a drive to innovate that has been the hallmark of ITW in the century since then.

CUSTOMER APPLICATION ENGINEERING—INNOVATING FOR THE CUSTOMER

Illinois Tool Works' founders quickly realized that the company's future lay not in mass producing common items but rather in inventing and building—and later patenting—items specially designed for customers' needs. From the very beginning, the leadership grasped what was necessary to bring that strategy to life—giving its designers' creative minds the freedom and the tools they needed.

One of those minds belonged to Jack Gribbie, a sales manager at Shakeproof Screw and Nut Lock Company, which was acquired by Illinois Tool Works in 1923 and soon became the company's largest division. Gribbie was convinced that any number of new applications for Shakeproof fasteners could be found in industries that weren't yet using them. To find new applications for ITW products, Gribbie pioneered "customer application engineering." This was a method of investigating customers' processes and products in order to find new ways that Shakeproof products could help them.

Customer Application Engineering enabled ITW to invent thousands of products, ranging from simple to very complex, each addressing an identified customer need. One of the most notable was the Hi-Cone beverage can carrier developed in the late 1950s and early 1960s. Though a tough sell at first, the Hi-Cone carrier was eventually embraced by the beverage producers and brought them enormous savings over the costs of the paper carriers that they had been manufacturing. By the 1980s, the Hi-Cone carrier had become an important contributor to the growth and profitability of ITW.




ITW paslode
Impulse

1988→1990

ITW completes 32 acquisitions.



1990s

ITW becomes one of the top U.S. patent holders.

1980s

Maturation of the ITW Toolbox, a set of business tools that includes the 80/20 rule.


...where Everybody is Somebody

80/20



1986

ITW acquires Signode Packaging Systems.



1993

ITW acquires Miller Electric Manufacturing Company.

FROM INNOVATION TO DIVERSIFICATION TO ACQUISITION

ITW has been diversifying its product lines and markets almost from the moment it was founded. In the early years, the bulk of ITW's revenues came from the automotive industry. But the automakers and their suppliers were prone to ups and downs, which prompted the company to seek new markets. Beginning in 1919, ITW began marketing its tooling products to the radio and farm equipment industries. International Harvester became a customer at that time and remains so today.

Ever since that initial market diversification—and its first major product diversification in 1923 with the licensing of the Shakeproof lock washer—ITW has aggressively sought out new products and new markets. Today, the company manufactures products for industry segments around the world, including food and beverage, construction, electronics, and automotive. In addition to its historic core products, the company now makes plastic components, adhesives, coatings and resins, cooking equipment, welding equipment, and testing and measurement equipment, among others.

Of course, a critical component for a company intent on diversified growth is acquisition, which started for ITW with the Shakeproof acquisition in 1923. But acquisitions remained infrequent until much later. In the late 1970s, ITW's leadership realized that acquisitions needed to play a larger role in the company's growth. Senior leadership began to focus on how other companies would fit into or expand the ITW portfolio of holdings, complement existing business units or create an opportunity for new ones. Since 1993, the company has completed hundreds of acquisitions that complement the company's core business platforms.


NORTH ATLANTIC OCEAN
SOUTH ATLANTIC OCEAN

1999→2009

ITW expands its global presence as revenues from outside of North America grow from 33 percent to 52 percent of the company's total revenues.



In the future, ITW will meet new challeng[es] by drawing o[n] the strengths [of] decentralizat[ion] and applying best practice[s]

2005

ITW acquires Instron, a leading worldwide supplier of instruments, software and services for the testing of materials and structures.

1999

ITW acquires Premark International, which included Hobart Food Equipment and Wilsonart high-pressure laminate.

2011

ITW acquires SOPUS, a portfolio of automotive maintenance brands such as Rain-X, Gumout and Black Magic and renames it ITW Global Brands.

A growing, decentralized ITW has retained a unified culture and remained close to its customers by developing a signature set of best practices dubbed the "ITW Toolbox." In the mid-1980s management began exploring concepts that could be applied to all of its businesses, such as the 80/20 principle of reducing unnecessary complexity and improving performance. By the 1990s, it was clear that the 80/20 rule worked well, and it evolved into new tools like product line simplification, in-lining, and market rate of demand. In 2000, ITW adopted a new tool, market segmentation selling, and had engaged all of its businesses with the toolbox—even implementing online training to ensure alignment across the company.

MORE GROWTH AHEAD

ITW has emerged strong from the recession of 2008-2009 and begins its second century prepared to tackle the challenges and opportunities ahead. Though it hasn't been immune to the effects of the global economic crisis of recent years, the fundamentals that have given the company its strength for 100 years have not been compromised. The company is busy setting its sights on tomorrow with all of the confidence and expectation for success that has guided it through challenges in the past.


ILLINOIS TOOL WORKS
Manufacturing Division of SHAKEPROOF SCREW PRODUCTS

The 1939 employees of Shakeproof, ITW's first auto division, and leaders representing today's core auto groups in ITW Deltar.

KATIE THOMASON
Manager of Operations - Automotive Fastener

FRANCO CISTERNINO
General Manager - Fuel Systems

MATTHEW DAVIS
General Manager - Filtration

LAURA ANDERSON
General Manager - Body and Interior

FROM THE EARLIEST CARS TO ELECTRIC CARS

ITW's transportation platform is nearly as old as the company itself. From Shakeproof to Deltar, solving customer problems has shaped the auto industry and created a foundation for organic, profitable growth.

The evolution of the ITW transportation platform appears much like a family tree, beginning with ITW's very first acquisition of the Shakeproof Screw and Nut Lock Company in 1923, a move that perfectly anticipated the rising demand for mass-produced automobiles in America. Shakeproof's metal screw and washer products business then spun off the plastic fastener group Fastex, which served a wide range of industrial applications.

Recognizing that the automotive market had very different needs from Fastex's industrial customers, Fastex was inspired to spin off a new company, Deltar, in 1969. Within a few years, Deltar's innovative auto components were generating $1 million in revenue each month. What began as a small fastener start-up within ITW—just two desks stashed in the Fastex accounting department—is now a worldwide business and a major driver of profitable growth for ITW.

Deltar's innovation has been key to this strong organic growth, even within the entrenched North American markets. Early inventions like the Deltar Magic EYE battery indicator and the industry's first lightweight, snap-in plastic door handle—launched by Chrysler in the early 1980s—served as stepping stones to separate the Components and Motion divisions. Deltar also created the first all-plastic air conditioning filter, which in turn led to a separate Filtration group. Deltar's "Christmas tree" door fasteners became a global standard for the industry. Products introduced in more recent years have the potential to do the same.

With each major innovation, Deltar's core divisions of Body and Interior, Powertrain, Filtration and Fasteners expanded. These divisions and subdivisions, along with acquisitions and start-ups in emerging markets, are serving—and even creating—more automotive market segments. Deltar represents what ITW does so well: divisions and businesses that grow organically through specialized products that solve customers' problems. A good dose of the entrepreneurial spirit helps as well.

"We've never focused on churning out commodities," explains Bob Dutzi, a vice president and general manager at Deltar. "Instead, our people work together to find new ways to solve problems. And like all entrepreneurs, we take some risks. There's a competitive spirit in our businesses to see what we can achieve."

The traditions that began with Shakeproof are very much alive today. In 2011, Deltar's Interior group applied for patents on a new kind of assist grip, which has the potential to become a separate business division. Deltar Fuel Systems internally launched a capless refueling system for Ford and GM, earning a Chicago Innovation Award. (The system is launching in early 2012.) Deltar also patented a Halo auto clip for Toyota, which enhances the assembly process and elevates the product from regional to global distribution. And while electric cars are not yet mainstream, Deltar is preparing for the next chapter in the industry by developing better battery construction and charge ports.

THE SIMPLICITY OF GREAT IDEAS

Hi-Cone, part of ITW's consumer packaging platform, typifies the culture of innovation that runs through ITW's businesses. Fifty years of simple, ingenious solutions have helped drive profitable growth, even in mature markets.

It was the late 1950s, and ITW inventor Jules Poupitch was searching for a way to hold soda and beer cans together without the flimsy metal clips or heavy, damage-prone wooden boxes beverage manufacturers used. He shoved a few cans through a sheet of plastic and pushed them off a table. To his delight, the cans tumbled down together intact. The idea turned into the Hi-Cone beverage carrier: an elegant, simple packaging solution that transformed the beverage industry and continued to drive profitable growth in its many later iterations.

Problem solving and design smarts are an important part of the culture of innovation at ITW businesses like Hi-Cone. Indeed, not many businesses or divisions can claim to have two employees who have earned 80 patents between them. But the Hi-Cone story is also about persistence and ITW's customer-application engineering.

In fact, while beverage companies initially liked the new carrier, there was no way for them to use it within their factories. Determined leadership worked closely with one interested company, Anheuser-Busch, to develop new equipment that would attach carriers to 1,200 cans per minute. By the 1980s, Hi-Cone was saving beverage companies millions of dollars annually and dramatically shortening processing time.

The Hi-Cone six-ring carrier is one of those inventions that makes you wonder, "How did we live without it?" But Hi-Cone has hardly been resting on its laurels. In the 50 years following the original carrier, Hi-Cone has evolved the original design, anticipating the industry's evolution from glass bottles to cans and plastic bottles and then diversifying with carriers for non-beverage consumables. In the 1990s, Hi-Cone responded to environmental concerns with yet another innovation—the industry's only 100 percent photodegradable carrier.

In 2011, Hi-Cone continued to follow ITW's tradition of customer-focused engineering. For example, Abbott, a global health care company, discovered a clear consumer preference for the innovative Hi-Cone Top Lift carrier over shrink wrap or paperboard. Hi-Cone partnered with Abbott to install the necessary equipment; the switch saves 250,000 pounds of plastic annually, while the clear presentation highlights the products.

Despite constant innovation at Hi-Cone, the ingenuity of the original carrier hasn't been forgotten: it was recently featured in an international tour of the Vitra Design Museum's exhibition: *Hidden Heroes: the Genius of Everyday Things.*


Budweiser
LAGER BEER
Anheuser-Busch Inc.


Ensure
complete, balanced nutrition
nutrition shake
to help get strong on the inside
strawberry
#1 Doctor Recommended Brand
Abbott

Hi-Cone's Top Lift plastic wrap carrier evolved from the original 1950s carrier to meet today's beverage packaging needs.


miller
WELDERS

Above: Weld process monitoring with Miller's innovative Axcess® E with Insight™ system. At right: Miller's AEA 200 engine-driven welder, circa 1940. The ITW Toolbox market segmentation tools help Miller provide highly focused customer solutions while continuing to serve the broad market with well-known, industry-standard machines.

A TOOLBOX FOR TRANSFORMATION

There are successful businesses, and there are outstanding businesses. The ITW Toolbox transformed Miller Electric from a solid company into a patent leader and the anchor of ITW's welding platform.

Heavy construction in early industrial North America was no easy task. In cities, metal parts were fused with arc welding (a direct electric current) requiring large, expensive motor generators. Rural areas still relied on the ancient method of forge and hammer. But in 1929, the small, affordable arc welder invented by Niels Miller helped change the course of welding.

Miller incorporated the Miller Electric Mfg. Co. in 1935, and for the next 58 years his engineers would bring new levels of portability and efficiency to the industry. When Miller family descendants decided to sell to ITW in 1993, Miller was a solid company with good customer relationships and an average number of industry patents. It was a smart choice for ITW, because the ITW Toolbox could turn Miller into something even greater: the foundation for an entire ITW welding platform that would provide customer-based solutions that drive long-term profitable growth.

The toolbox is not a manual of written guidelines handed to management of newly acquired companies. But within the ITW organization, proven business principles such as simplification, 80/20, and others are gospel. Once acquired, Miller took on the challenge of toolbox application and transformed its operations. Product delivery went from six weeks to same day, while production quadrupled. ITW's guidance also boosted innovation at Miller, leading to more patents and expansion into new areas such as fume extraction and weld environment personal protection.

Miller has always excelled at manufacturing products with broad application that serve an undifferentiated marketplace. But within end-user markets, each customer uses welding in a slightly different way, which presents an opportunity for greater growth. Tools such as 80/20 and simplification allowed Miller to develop end-market segment teams laser focused on their customers and the challenges they face.

As a result, Miller has moved toward "outside in" manufacturing that prioritizes and targets highly specific customer needs, while maintaining a portfolio of components that enjoy broad industry preference. Applying the toolbox and gaining access to new branded products through ITW's acquisitions—such as Bernard's MIG guns or Hobart Brothers' welding wire—enables Miller to offer a *total solutions package* tailored to customer needs.

For example, Miller works closely with AGCO, one of the largest multi-national manufacturers of agricultural equipment and replacement products. Miller identified key challenges in AGCO's business and developed tools and solutions tailored to reduce costs and increase productivity in AGCO's operations. As AGCO's growth continues, these solutions have the potential for application in new global markets.

"With the strength of ITW behind us, we are able to acquire and develop technology that fosters innovation and develop solutions that narrow the focus to specific end-user needs," explains Tim Temby, ITW Welding group president.

In recent years, Miller began sharing the ITW Toolbox philosophy and training with its distribution partners to further strengthen its ties to customers. It continues to formulate and organize teams focused on end-market needs, while innovating with game-changing products like Axcess® E with Insight™ weld process monitoring.

ACQUIRING THE BEST INDUSTRY-LEADING BRANDS

ITW's legendary acquisition strategy is diverse and disciplined. We acquire small companies in emerging markets, as well as established companies like Hobart, which have their own long history of innovation and acquisition.

In the early 1900s, representatives from the new Hobart Electric Manufacturing Company began meeting with merchants, demonstrating how Hobart's motors could be belted to coffee grinders for a novel effect: *automated* grinding. It was just the innovation coffee retailing needed to take a big step forward.

This is also an early example of how Hobart grew alongside —and helped define—the modern food and hospitality industry. The industry remained underdeveloped throughout the early 20th century, and preparation and cleaning were laborious, manual tasks. But Hobart's innovative equipment—warewashers, as well as faster choppers, mixers, slicers and peelers—helped move the industry forward. And Hobart continuously improved on its designs as the sophistication of the industry evolved. By 1920, Hobart surpassed $1 million in revenues and opened sales offices overseas. During World War II, it designed precision instruments for the war effort. Hobart also responded to new sanitation standards with safer, "easy clean" designs.

"We consider ourselves serial innovators," says Christopher O'Herlihy, executive vice president with responsibility for ITW's Food Equipment Group. "Hobart's highly robust, quality products have certainly underpinned our success and longevity. But we're also constantly changing to meet customer needs."

Hobart became one of the first to enter new markets for automatic weighing and labeling machines—equipment that supported the rise of restaurant chains and supermarkets. By the time ITW acquired Hobart in 1999, it had a long, rich history of iconic, award-winning innovations. Hobart is the brand of choice for the White House, royal weddings, film sets and international culinary competitions, as well as thousands of commercial kitchens around the world. Businesses like Hobart exemplify ITW's ability to acquire established companies that fuel profitable growth.

Today's customers demand service, sustainability, and energy efficiency. Again, Hobart leads the industry as the only food equipment company that offers advanced, global customer service in North America, Europe and emerging markets such as China and Brazil. Hobart has also prioritized sustainability through materials reduction and recycling and invested in innovations like the Opti-Rinse system, which reduces water use by up to 50 percent over industry-standard warewashers. Hobart was the first food equipment manufacturer to join the U.S. Green Building Council, and it also created the Hobart Center for Foodservice Sustainability to provide industry counsel and grants.

In 2011, Hobart Germany was recognized as a national leader in sustainability, receiving the Environmental Technology Prize from the Ministry of the Environment, Climate Protection and Energy Sector. Domestically, ITW's Food Equipment Group is proud to be the industry's only recipient of the U.S. Environmental Protection Agency's ENERGY STAR Sustained Excellence Award.


HOBART
Brian
HOBART

Brian Guerrant, part of the Hobart service organization, and the Advansys CL44er warewasher. Over a century of service, quality, and innovation has established Hobart in the food equipment industry.

2011 PERCENTAGE OF
TOTAL COMPANY REVENUE


NORTH AMERICA
48%

A NEW CENTURY

GROWING A GLOBAL COMPANY

When Byron L. Smith and a group of inventors founded ITW in 1912, they could not have imagined the scope and breadth of the company 100 years later. Today, ITW businesses are operating in nearly every corner of the globe, in both firmly established industries and exciting, emerging markets. In fact, more than half of our total company revenue comes from countries outside of North America, and it is a number that we expect to keep growing.

We are working hard to ensure that our next century is a story of industry leadership on a global scale. We believe the values and tools that have served us so well will be just as relevant in the next century, and we look forward to a future of continued profitable growth.


SOUTH AMERICA
AND OTHER
3%


EUROPE,
MIDDLE EAST AND
AFRICA
33%


ASIA
11%


AUSTRALIA AND
NEW ZEALAND
5%

Corporate Executives

Experience has always been one of the keys to our success. Our management team is well schooled in the ITW way, and is comprised of experts in their fields of business. We have decades of experience on which to draw; ITW's management team shares an average tenure of almost 20 years of company service.

DAVID B. SPEER
Chairman & Chief Executive Officer
33 Years of Service

DAVID C. PARRY
Vice Chairman
17 Years of Service

E. SCOTT SANTI
Vice Chairman
28 Years of Service

TIMOTHY J. GARDNER
Executive Vice President
14 Years of Service

CRAIG A. HINDMAN
Executive Vice President
35 Years of Service

ROLAND M. MARTEL
Executive Vice President
17 Years of Service

STEVEN L. MARTINDALE
Executive Vice President
9 Years of Service

SUNDARAM NAGARAJAN
Executive Vice President
20 Years of Service

CHRISTOPHER A. O'HERLIHY
Executive Vice President
22 Years of Service

JUAN VALLS
Executive Vice President
23 Years of Service

JANE L. WARNER
Executive Vice President
6 Years of Service

SHARON M. BRADY
Senior Vice President, Human Resources
5 Years of Service

MARIA C. GREEN
Senior Vice President,
General Counsel & Secretary
14 Years of Service

RONALD D. KROPP
Senior Vice President & Chief Financial Officer
18 Years of Service

JOHN L. BROOKLIER
Vice President, Investor Relations
20 Years of Service

MARK W. CROLL
Vice President, Intellectual Property
17 Years of Service

MARYANN McNALLY
Vice President, Research & Development
1 Year of Service

Board of Directors

DANIEL J. BRUTTO
Senior Vice President, United Parcel Service, Inc. and President, UPS International
Director since 2012

SUSAN CROWN
Vice President
Henry Crown and Company
Director since 1994

DON H. DAVIS, JR.
Retired Chairman of the Board
Rockwell Automation Inc.
Director since 2000

JAMES W. GRIFFITH
President and Chief Executive Officer
The Timken Company
Director since 2012

ROBERT C. McCORMACK
Advisory Director
Trident Capital, Inc.
Director since 1993, previously 1978–1987

ROBERT S. MORRISON
Retired Vice Chairman
PepsiCo, Inc.
Director since 2003

JAMES A. SKINNER
Vice Chairman and Chief Executive Officer
McDonald's Corporation
Director since 2005

DAVID B. SMITH, JR.
Executive Vice President for Policy & Legal Affairs and General Counsel
Mutual Fund Directors Forum
Director since 2009

DAVID B. SPEER
Chairman & Chief Executive Officer
Illinois Tool Works Inc.
Director since 2005

PAMELA B. STROBEL
Retired Executive Vice President and Chief Administrative Officer
Exelon Corporation
Director since 2008

KEVIN M. WARREN
President, U.S. Client Operations
Xerox Corporation
Director since 2010

ANRÉ D. WILLIAMS
President, Global Merchant Services
American Express Company
Director since 2010



Left to right: Robert C. McCormack, David B. Smith, Jr., Anré D. Williams, Pamela B. Strobel, Don H. Davis, Jr., Robert S. Morrison, Susan Crown, David B. Speer, Kevin M. Warren, James A. Skinner, Daniel J. Brutto
Not pictured: James W. Griffith

Eleven-Year Financial Summary

DOLLARS AND SHARES IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2011	2010	2009
INCOME:			
Operating revenues	$ 17,786,583	15,415,692	13,572,996
Operating income	$ 2,731,008	2,254,017	1,382,963
Income from continuing operations before income taxes	$ 2,592,714	2,088,838	1,213,920
Income taxes	$ 575,700	636,400	245,282
Income from continuing operations	$ 2,017,014	1,452,438	968,638
Income (loss) from discontinued operations (net of tax)	$ 54,370	50,514	4,059
Cumulative effect of changes in accounting principles (net of tax)	$ -	-	-
Net income	$ 2,071,384	1,502,952	972,697
Per common share - assuming dilution:			
Income from continuing operations	$ 4.08	2.89	1.93
Income (loss) from discontinued operations	$ 0.11	0.10	0.01
Cumulative effect of changes in accounting principles	$ -	-	-
Net income	$ 4.19	2.99	1.94
FINANCIAL POSITION:			
Net working capital	$ 3,872,619	2,947,636	2,813,694
Net plant and equipment	$ 2,025,396	2,066,156	2,097,326
Total assets	$ 17,983,514	16,412,311	15,811,432
Long-term debt	$ 3,488,198	2,542,087	2,861,304
Total debt	$ 3,990,261	2,868,323	3,075,347
Total invested capital	$ 12,846,450	11,253,955	10,428,303
Stockholders' equity	$ 10,034,064	9,571,999	8,699,122
CASH FLOW:			
Free operating cash flow	$ 1,602,600	1,200,554	1,911,813
Cash dividends paid	$ 680,280	636,200	619,681
Dividends paid per share	$ 1.380	1.270	1.240
Dividends declared per share	$ 1.400	1.300	1.240
Plant and equipment additions	$ 353,408	287,759	255,739
Depreciation	$ 336,495	334,786	376,226
Amortization and impairment of goodwill and other intangible assets	$ 257,514	214,000	308,615
FINANCIAL RATIOS:			
Operating income margin	% 15.4	14.6	10.2
Return on average stockholders' equity	% 20.6	15.9	11.8
Return on average invested capital	% 16.8	14.6	10.6
Book value per share	$ 20.75	19.23	17.32
Total debt to total capitalization	% 28.5	23.1	26.1
OTHER DATA:			
Market price per share at year-end	$ 46.71	53.40	47.99
Shares outstanding at December 31	483,608	497,744	502,336
Weighted average shares outstanding	491,439	500,772	500,177
Research and development expenses	$ 242,979	213,339	191,859
Employees at December 31	65,000	61,000	59,000
Number of acquisitions	28	24	20
Cash paid for acquisitions	$ 1,308,164	497,435	281,404

Note: Certain reclassifications of prior years' data have been made to conform with current year reporting, including discontinued operations. 2010 and 2009 have been restated for the elimination of the one month reporting lag for the company's international operations outside of North America. See "Management's Discussion and Analysis" in our 2011 Annual Report on Form 10-K for a calculation of return on average invested capital and free operating cash flow. Return on average stockholders' equity represents income from continuing operations divided by average stockholders' equity.

DIVIDENDS DECLARED PER SHARE (IN DOLLARS)


$1.40
1.20
1.00
0.8
0.6
0.4
0.2
0
01 02 03 04 05 06 07 08 09 10 11

MARKET PRICE AT YEAR-END (IN DOLLARS)


$60
50
40
30
20
10
0
01 02 03 04 05 06 07 08 09 10 11

OPERATING INCOME MARGIN (IN PERCENT)


20%
15
10
5
0
01 02 03 04 05 06 07 08 09 10 11

INCOME FROM CONTINUING OPERATIONS PER DILUTED SHARE (IN DOLLARS)


$5
4
3
2
1
0
01 02 03 04 05 06 07 08 09 10 11

2008	2007	2006	2005	2004	2003	2002	2001
16,544,281	15,549,806	13,253,660	12,028,521	10,836,381	9,201,303	8,669,002	8,490,837
2,409,838	2,534,773	2,286,250	2,021,442	1,807,870	1,406,557	1,317,685	1,125,409
2,259,669	2,490,999	2,293,546	2,063,761	1,884,903	1,470,169	1,346,673	1,135,504
635,706	726,321	675,687	641,880	615,424	497,702	473,011	395,504
1,623,963	1,764,678	1,617,859	1,421,881	1,269,479	972,467	873,662	740,000
(104,960)	105,184	99,887	72,988	69,215	51,213	52,279	65,659
-	-	-	-	-	-	(213,349)	-
1,519,003	1,869,862	1,717,746	1,494,869	1,338,694	1,023,680	712,592	805,659
3.12	3.17	2.84	2.47	2.08	1.57	1.42	1.21
(0.20)	0.19	0.18	0.13	0.11	0.08	0.08	0.11
-	-	-	-	-	-	(0.35)	-
2.91	3.36	3.01	2.60	2.20	1.66	1.16	1.32
928,886	3,205,370	2,569,821	2,110,874	2,471,227	3,294,299	2,276,401	1,587,332
2,109,432	2,194,010	2,053,457	1,807,109	1,876,875	1,728,638	1,631,249	1,633,690
15,203,551	15,525,862	13,880,439	11,445,643	11,351,934	11,193,321	10,623,101	9,822,349
1,247,883	1,888,839	955,610	958,321	921,098	920,360	1,460,381	1,267,141
3,681,856	2,299,351	1,418,331	1,211,220	1,124,621	976,454	1,581,985	1,580,588
10,613,997	10,830,058	9,849,356	8,392,897	8,089,817	7,190,735	7,183,372	7,354,877
7,675,091	9,358,231	9,021,232	7,552,094	7,632,586	7,898,764	6,659,074	6,056,513
1,859,912	2,130,942	1,765,022	1,558,441	1,254,237	1,110,429	1,017,332	1,094,464
598,690	502,430	398,846	335,092	304,581	285,399	272,319	249,141
1.150	0.910	0.705	0.585	0.500	0.465	0.445	0.410
1.180	0.980	0.750	0.610	0.520	0.470	0.450	0.420
362,312	353,355	301,006	293,102	282,560	258,312	271,424	256,562
367,615	363,701	319,362	299,232	294,162	282,277	277,819	281,723
324,292	161,043	124,544	83,842	59,121	24,276	27,933	104,585
14.6	16.3	17.2	16.8	16.7	15.3	15.2	13.3
19.1	19.2	19.5	18.7	16.3	13.4	13.7	12.9
15.4	17.4	17.5	16.9	15.9	12.9	11.8	10.0
15.38	17.65	16.15	13.45	13.06	12.80	10.86	9.93
32.4	19.7	13.6	13.8	12.8	11.0	19.2	20.7
35.05	53.54	46.19	44.00	46.34	41.96	32.43	33.86
499,115	530,097	558,750	561,627	584,457	617,273	613,166	609,853
518,609	551,549	565,632	571,058	604,752	614,138	612,313	608,224
203,116	187,811	136,244	116,274	111,405	95,414	90,741	91,816
65,000	60,000	55,000	50,000	49,000	47,500	48,700	52,000
50	52	53	22	24	28	21	29
1,546,982	812,757	1,378,708	626,922	587,783	203,726	188,234	556,199

RETURN ON AVERAGE STOCKHOLDERS' EQUITY (IN PERCENT)


25%
20
15
10
5
0
01 02 03 04 05 06 07 08 09 10 11

RETURN ON AVERAGE INVESTED CAPITAL (IN PERCENT)


20%
15
10
5
0
01 02 03 04 05 06 07 08 09 10 11

FREE OPERATING CASH FLOW (IN MILLIONS OF DOLLARS)


$2500
2000
1500
1000
500
0
01 02 03 04 05 06 07 08 09 10 11

TOTAL DEBT TO TOTAL CAPITALIZATION (IN PERCENT)


35%
30
25
20
15
10
5
0
01 02 03 04 05 06 07 08 09 10 11

Corporate Information

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021

AUDITORS
Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606

COMMON STOCK
ITW common stock is listed on the
New York Stock Exchange
Symbol—ITW

ANNUAL MEETING
Friday, May 4, 2012, 3:00 p.m.
The Northern Trust Company
50 South LaSalle Street
Chicago, IL 60603

STOCK AND DIVIDEND ACTION
The company's dividend guideline provides for the dividend payout rate to be in a range of 30 to 45 percent of the company's last two years' average free operating cash flow. Effective with the October 12, 2011 payment, the quarterly cash dividend on ITW common stock was increased to 36 cents per share. ITW's annual dividend payment has increased 48 consecutive years, except during a period of government controls in 1971.

DIVIDEND REINVESTMENT PLAN
The ITW Common Stock Dividend Reinvestment Plan enables registered shareholders to reinvest the ITW dividends they receive in additional shares of common stock of the company at no additional cost. Participation in the plan is voluntary, and shareholders may join or withdraw at any time. The plan also allows for additional voluntary cash investments in any amount from $100 to $10,000 per month. For a brochure and full details of the program, please direct inquiries to:

COMPUTERSHARE TRUST COMPANY, N.A.
Dividend Reinvestment Service
250 Royall Street
Canton, MA 02021
888.829.7424

SHAREHOLDER INFORMATION
Questions regarding stock ownership, dividend payments or change of address should be directed to the company's transfer agent, Computershare Trust Company, N.A.

For additional assistance regarding stock holdings, please contact:
Janet O. Love
Deputy General Counsel
847.724.7500

Security analysts and investment professionals should contact:
John L. Brooklier
Vice President of Investor Relations
847.657.4104

MEDIA INQUIRES
Please contact:
Alison S. Donnelly
Corporate Communications Manager
847.657.4565

CORPORATE GOVERNANCE
On June 6, 2011, the company's chairman & chief executive officer certified to the New York Stock Exchange (NYSE) that he is not aware of any violation by the company of the NYSE corporate governance listing standards. The company has provided certifications by the chairman & chief executive officer and the senior vice president & chief financial officer regarding the quality of the company's public disclosure, as required by Section 302 of the Sarbanes-Oxley Act, on Exhibit 31 in its 2011 Annual Report on Form 10-K.

TRADEMARKS
Certain trademarks in this publication are owned or licensed by Illinois Tool Works Inc. or its wholly owned subsidiaries.

HI-CONE RECYCLING
ITW Hi-Cone, manufacturer of recyclable multi-pack ring carriers, offers assistance to schools, offices and communities interested in establishing carrier collection programs.

For more information, please contact:

ITW HI-CONE
1140 West Bryn Mawr Avenue
Itasca, IL 60143
630.438.5300
www.hi-cone.com

SIGNODE PLASTIC STRAP RECYCLING AND PET BOTTLE COLLECTION PROGRAMS
Some of Signode's plastic strapping is made from post-consumer strapping and PET beverage bottles. The company has collection programs for both these materials. For more information about post-consumer strapping recycling and post-consumer PET bottles (large volume only), please contact:

ITW SIGNODE
7080 Industrial Road
Florence, KY 41042
859.342.6400

INTERNET HOME PAGE
www.itw.com

DESIGN
Smith Design Co.
Evanston, Illinois

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission file number 1-4797

ILLINOIS TOOL WORKS INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**36-1258310**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
3600 W. Lake Avenue, Glenview, Illinois	**60026-1215**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(847) 724-7500**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2011 was approximately $23,100,000,000 based on the New York Stock Exchange closing sales price as of June 30, 2011.

Shares of Common Stock outstanding at January 31, 2012: 483,773,784.

Documents Incorporated by Reference

Portions of the 2012 Proxy Statement for Annual Meeting of Stockholders to be held on May 4, 2012. Part III

PART I

ITEM 1. *Business*

General

Illinois Tool Works Inc. (the "Company" or "ITW") was founded in 1912 and incorporated in 1915. The Company is a multinational manufacturer of a diversified range of industrial products and equipment with operations in 58 countries. These businesses are internally reported as 52 operating segments to senior management. The Company's 52 operating segments have been aggregated into the following eight external reportable segments:

Transportation: Businesses in this segment produce components, fasteners, fluids and polymers, as well as truck remanufacturing and related parts and service.

In the Transportation segment, products and services include:

- plastic and metal components, fasteners and assemblies for automobiles and light trucks;
- fluids, polymers and other supplies for auto aftermarket maintenance and appearance;
- fillers and putties for auto body repair;
- polyester coatings and patch and repair products for the marine industry; and
- truck remanufacturing and related parts and service.

Power Systems & Electronics: Businesses in this segment produce equipment and consumables associated with specialty power conversion, metallurgy and electronics.

In the Power Systems & Electronics segment, products include:

- arc welding equipment;
- metal arc welding consumables and related accessories;
- metal solder materials for PC board fabrication;
- equipment and services for microelectronics assembly;
- electronic components and component packaging;
- static and contamination control equipment;
- airport ground support equipment; and
- pressure sensitive adhesives and components for telecommunications, electronics, medical and transportation applications.

Industrial Packaging: Businesses in this segment produce steel, plastic and paper products and equipment used for bundling, shipping and protecting goods in transit.

In the Industrial Packaging segment, products include:

- steel and plastic strapping and related tools and equipment;
- plastic stretch film and related equipment;
- paper and plastic products that protect goods in transit; and
- metal jacketing and other insulation products.

Food Equipment: Businesses in this segment produce commercial food equipment and related service.

In the Food Equipment segment, products and services include:

- warewashing equipment;
- cooking equipment, including ovens, ranges and broilers;
- refrigeration equipment, including refrigerators, freezers and prep tables;
- food processing equipment, including slicers, mixers and scales;
- kitchen exhaust, ventilation and pollution control systems; and
- food equipment service, maintenance and repair.

Construction Products: Businesses in this segment produce tools, fasteners and other products for construction applications.

In the Construction Products segment, products include:

- fasteners and related fastening tools for wood and metal applications;
- anchors, fasteners and related tools for concrete applications;
- metal plate truss components and related equipment and software; and
- packaged hardware, fasteners, anchors and other products for retail.

Polymers & Fluids: Businesses in this segment produce adhesives, sealants, lubrication and cutting fluids, and hygiene products.

In the Polymers & Fluids segment, products include:

- adhesives for industrial, construction and consumer purposes;
- chemical fluids which clean or add lubrication to machines;
- epoxy and resin-based coating products for industrial applications; and
- hand wipes and cleaners for industrial applications.

Decorative Surfaces: Businesses in this segment produce decorative surfacing materials for furniture, office and retail space, countertops, and other applications.

In the Decorative Surfaces segment, products include:

- decorative high-pressure laminate for furniture, office and retail space, and countertops; and
- high-pressure laminate worktops.

All Other: This segment includes all other operating segments.

In the All Other segment, products include:

- equipment and related software for testing and measuring of materials and structures;
- plastic reclosable packaging for consumer food storage;
- plastic consumables that multi-pack cans and bottles and related equipment;
- plastic fasteners and components for appliances, furniture and industrial uses;
- metal fasteners and components for appliances and industrial applications;
- foil, film and related equipment used to decorate consumer products;
- product coding and marking equipment and related consumables; and
- line integration, conveyor systems and line automation for the food and beverage industries.

80/20 Business Process

A key element of the Company's business strategy is its continuous 80/20 business process for both existing businesses and new acquisitions. The basic concept of this 80/20 business process is to focus on what is most important (the 20% of the items which account for 80% of the value) and to spend less time and resources on the less important (the 80% of the items which account for 20% of the value). The Company's operations use this 80/20 business process to simplify and focus on the key parts of their business, and as a result, reduce complexity that often disguises what is truly important. The Company's operations utilize the 80/20 process in various aspects of their business. Common applications of the 80/20 business process include:

- Simplifying product lines by reducing the number of products offered by combining the features of similar products, outsourcing products or, as a last resort, eliminating low-value products.
- Segmenting the customer base by focusing on the 80/20 customers separately and finding alternative ways to serve the 20/80 customers.
- Simplifying the supplier base by partnering with 80/20 suppliers and reducing the number of 20/80 suppliers.
- Designing business processes, systems and measurements around the 80/20 activities.

The result of the application of this 80/20 business process is that the Company has over time improved its long-term operating and financial performance. These 80/20 efforts can result in restructuring projects that reduce costs and improve margins. Corporate management works closely with those businesses that have operating results below expectations to help those businesses better apply this 80/20 business process and improve their results.

Acquisitions and Divestitures

As part of the Company's ongoing strategy, the Company acquires businesses with complementary products and services as well as larger acquisitions that represent potential new platforms. Refer to the Acquisitions note in Item 8. Financial Statements and Supplementary Data for discussion of the Company's acquired businesses.

The Company periodically reviews its operations for businesses which may no longer be aligned with its long-term objectives. Refer to the Discontinued Operations note in Item 8. Financial Statements and Supplementary Data for discussion of the Company's discontinued operations.

Current Year Developments

Refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Information about Segments and Markets

Segment and operating results are included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and the Segment Information note in Item 8. Financial Statements and Supplementary Data.

The principal end markets served by the Company's eight segments by percentage of revenue are as follows:

End Markets Served	Transportation	Power Systems & Electronics	Industrial Packaging	Food Equipment	Construction Products	Polymers & Fluids	Decorative Surfaces	All Other	Total Company
Commercial Construction	1%	4%	6%	—%	22%	11%	55%	1%	8%
Residential Construction	—	—	2	—	44	2	14	—	6
Renovation Construction	—	—	—	—	26	2	30	—	5
General Industrial	4	43	26	1	4	31	1	22	18
Automotive OEM/Tiers	56	4	1	—	—	3	—	4	12
Automotive Aftermarket	31	1	—	—	—	7	—	—	6
Food Institutional/Restaurant	—	—	—	43	—	1	—	—	5
Food Service	—	—	—	36	—	2	—	3	5
Food Retail	—	—	1	16	—	—	—	3	2
Consumer Durables	1	3	3	—	2	4	—	15	4
Food & Beverage	—	—	13	—	—	2	—	21	6
Electronics	—	17	1	—	—	1	—	2	3
Primary Metals	—	3	21	—	—	1	—	2	4
Other	7	25	26	4	2	33	—	27	16
	100%	100%	100%	100%	100%	100%	100%	100%	100%

"Other" includes several end markets, some of which are maintenance, repair and operations, or "MRO", paper products, and printing and publishing.

The Company's businesses primarily distribute their products directly to industrial manufacturers and through independent distributors.

Backlog

Backlog generally is not considered a significant factor in the Company's businesses as relatively short delivery periods and rapid inventory turnover are characteristic of most of its products. Backlog by segment as of December 31, 2011 and 2010 is summarized as follows:

In Thousands	2011	2010
Transportation	$ 373,000	$ 315,000
Power Systems & Electronics	245,000	180,000
Industrial Packaging	151,000	117,000
Food Equipment	213,000	204,000
Construction Products	32,000	33,000
Polymers & Fluids	55,000	60,000
Decorative Surfaces	31,000	26,000
All Other	391,000	366,000
Total	$1,491,000	$1,301,000

Backlog orders scheduled for shipment beyond calendar year 2012 were not material as of December 31, 2011.

The information set forth below is applicable to all industry segments of the Company unless otherwise noted:

Competition

With operations in 58 countries, the Company offers a wide range of products in a myriad of markets, many of which are fragmented, and we encounter a variety of competitors that vary by product line, end market and geographic area. Our competitors include many regional or specialized companies, as well as large U.S. and non-U.S. companies or divisions of large companies. Each of our segments generally has several main competitors and numerous smaller ones in most of their end markets and geographic areas. In addition to numerous smaller regional competitors, the welding business in the Power Systems & Electronics segment competes globally with Lincoln Electric and the Decorative Surfaces segment competes globally with the Formica Group.

In virtually all segments, we compete on the basis of product innovation, product quality, brand preference, service delivery and price. Technical capability is also a competitive factor in most of our segments. We believe that for each of our segments, our primary competitive advantages derive from our decentralized operating structure, which creates a strong focus on end markets and customers at the local level, enabling our businesses to respond rapidly to market dynamics. This structure enables our business units to drive operational excellence utilizing our 80/20 business process and leverages our product innovation capabilities. We also believe that our global footprint is a competitive advantage in many of our markets, especially in our Transportation and Decorative Surfaces segments.

Raw Materials

The Company uses raw materials of various types, primarily steel, resins, chemicals and paper, that are available from numerous commercial sources. The availability of materials and energy has not resulted in any significant business interruptions or other major problems, and no such problems are currently anticipated.

Research and Development

Developing new and improved products, broadening the application of established products, and continuing efforts to improve and develop new methods, processes and equipment all contribute to the Company's organic growth. Many new products are designed to reduce customers' costs by eliminating steps in their manufacturing processes, reducing the number of parts in an assembly or by improving the quality of customers' assembled products. Typically, the development of such products is accomplished by working closely with customers on specific applications. Research and development expenses were $242,979,000 in 2011, $213,339,000 in 2010 and $191,859,000 in 2009.

Intellectual Property

The Company owns approximately 3,800 unexpired U.S. patents and 8,500 foreign patents covering articles, methods and machines. In addition, the Company has approximately 1,700 applications for patents pending in the United States Patent Office and 5,000 pending in foreign patent offices, but there is no assurance that any of these patents will be issued. The Company maintains an active patent department for the administration of patents and processing of patent applications.

The Company believes that many of its patents are valuable and important; however, the expiration of any one of the Company's patents would not have a material effect on the Company's results of operations or financial position. The Company also credits its leadership in the markets it serves to engineering capability; manufacturing techniques; skills and efficiency; marketing and sales promotion; and service and delivery of quality products to its customers.

In addition to patents, many of the Company's products and services are sold under various owned or licensed trademarks, which are important to the Company in the aggregate. Some of the Company's more significant trademarks include ITW, which is also used in conjunction with many of its businesses; Deltar and Shakeproof in the Transportation segment; Signode in the Industrial Packaging segment; Miller in the Power Systems & Electronics segment; Hobart in the Food Equipment segment; Paslode in the Construction Products segment; and Wilsonart in the Decorative Surfaces segment.

Environmental

The Company believes that its manufacturing plants and equipment are in substantial compliance with all applicable environmental regulations. Additional measures to maintain compliance are not expected to materially affect the Company's capital expenditures, competitive position, financial position or results of operations.

Various legislative and administrative regulations concerning environmental issues have become effective or are under consideration in many parts of the world relating to manufacturing processes and the sale or use of certain products. To date, such developments have not had a substantial adverse impact on the Company's revenues or earnings. The Company has made considerable efforts to develop and sell environmentally compatible products.

Employees

The Company employed approximately 65,000 persons as of December 31, 2011 and considers its employee relations to be excellent.

International

The Company's international operations include subsidiaries and joint ventures in 57 foreign countries on six continents. These operations serve such end markets as construction, general industrial, automotive, food institutional/restaurant and service, food and beverage, electronics, consumer durables, primary metals, and others on a worldwide basis. The Company's revenues from sales to customers outside the United States were approximately 59% of revenues in 2011, 58% of revenues in 2010 and 58% of revenues in 2009.

Refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and the Segment Information note in Item 8. Financial Statements and Supplementary Data for additional information on international activities. International operations are subject to certain risks inherent in conducting business in foreign countries, including price controls, exchange controls, limitations on participation in local enterprises, nationalization, expropriation and other governmental action, and changes in currency exchange rates. Additional risks of our international operations are described under "Item 1A. Risk Factors."

Executive Officers

Executive Officers of the Company as of February 17, 2012 were as follows:

Name	Office	Age
Sharon M. Brady	Senior Vice President, Human Resources	61
Timothy J. Gardner	Executive Vice President	56
Maria C. Green	Senior Vice President, General Counsel & Secretary	59
Craig A. Hindman	Executive Vice President	57
Ronald D. Kropp	Senior Vice President & Chief Financial Officer	46
Roland M. Martel	Executive Vice President	57
Steven L. Martindale	Executive Vice President	55
Sundaram Nagarajan	Executive Vice President	49
Christopher O'Herlihy	Executive Vice President	48
David C. Parry	Vice Chairman	58
E. Scott Santi	Vice Chairman	50
Randall J. Scheuneman	Vice President & Chief Accounting Officer	44
David B. Speer	Chairman & Chief Executive Officer	60
Juan Valls	Executive Vice President	50
Jane L. Warner	Executive Vice President	65

The executive officers of the Company serve at the pleasure of the Board of Directors. Except for Ms. Green, Ms. Warner and Messrs. Gardner, Martindale, Nagarajan, O'Herlihy, Scheuneman and Valls, each of the foregoing officers has been employed by the Company in various elected executive capacities for more than five years.

Ms. Green was elected Senior Vice President, General Counsel & Secretary of the Company in February 2012. She joined the Company in 1997 as an Associate General Counsel and Assistant Secretary, became Deputy General Counsel and Assistant Secretary in 2008, and was elected Vice President, General Counsel & Secretary in August 2011. Ms. Warner was elected Executive Vice President in 2007. Prior to joining the Company in 2005 as President of the worldwide finishing businesses, she was President of Plexus Systems and a Vice President of EDS.

Mr. Gardner was elected Executive Vice President in 2009. He joined the Company in 1997 and has held various sales and management positions in the consumer packaging businesses. Most recently, he served as Group President of the consumer packaging businesses. Mr. Martindale was elected Executive Vice President in 2008. Prior to joining the Company in 2005 as President of the test and measurement businesses, he was Chief Financial Officer and Chief Operating Officer of Instron. Mr. Nagarajan was elected Executive Vice President in 2010. He joined the Company in 1991 and has held various engineering and management positions in the welding businesses. Most recently, he served as Group President within the welding businesses. Mr. O'Herlihy was elected Executive Vice President in 2010. He joined the Company in 1989 and has held various operational, management and leadership positions of increasing responsibility. Most recently he served as President, international food equipment businesses.

Mr. Scheuneman was appointed Vice President and Chief Accounting Officer in 2009. Prior to joining the Company in 2009, he held several financial leadership positions at W.W. Grainger, Inc., including Vice President, Finance, for the Lab Safety Supply business from 2006 to 2009, and Vice President, Internal Audit, from 2002 to 2006. He was appointed Principal Accounting Officer in 2009. Mr. Valls was elected Executive Vice President in 2007. Prior to this, he was Vice President and General Manager of ITW Delfast International. He joined the Company in 1989 and held various management positions in the European automotive businesses.

Available Information

The Company electronically files reports with the Securities and Exchange Commission (SEC). The public may read and copy any materials the Company has filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are also available free of charge through the Company's website (www.itw.com), as soon as reasonably practicable after electronically filing with or otherwise furnishing such information to the SEC, and are available in print to any shareholder who requests them. Also posted on the Company's website are the following:

- Statement of Principles of Conduct;
- Code of Ethics for CEO and key financial and accounting personnel;
- Charters of the Audit, Corporate Governance and Nominating, and Compensation Committees of the Board of Directors;
- Corporate Governance Guidelines;
- Global Anti-Corruption Policy;
- Corporate Citizenship Statement; and
- Government Affairs Information.

ITEM 1A. ***Risk Factors***

The Company's business, financial condition, results of operations and cash flows are subject to various risks, including, but not limited to those set forth below, which could cause actual results to vary materially from recent results or from anticipated future results. These risk factors should be considered together with information included elsewhere in this Annual Report on Form 10-K.

The Company's results are impacted by global economic conditions. Weakness or downturns in the markets served by the Company could adversely affect our business, results of operations or financial condition.

During 2010 and 2011, many of our end markets showed improvement in general economic conditions, but European economic conditions slowed in the second half of 2011. We cannot be assured that we will not experience adverse effects from broad economic trends in Europe or other geographies. Instability in global economic conditions could have an adverse effect on the Company's business, results of operations or financial condition.

The global nature of our operations subjects the Company to political and economic risks that could adversely affect our business, results of operations or financial condition.

The Company currently operates in 58 countries. In 2011, approximately 59% of the Company's revenues were generated from sales to customers outside of the U.S. As the Company continues to expand its global footprint, these sales may represent an increasing portion of the Company's revenues. The risks inherent in our global operations include:

- fluctuation in currency exchange rates;
- limitations on ownership or participation in local enterprises;
- price controls, exchange controls and limitations on repatriation of earnings;
- transportation delays and interruptions;
- political, social and economic instability and disruptions;
- acts of terrorism;
- government embargoes or foreign trade restrictions;
- the imposition of duties and tariffs and other trade barriers;
- import and export controls;
- labor unrest and current and changing regulatory environments;
- the potential for expropriation or nationalization of enterprises;
- difficulties in staffing and managing multi-national operations;
- limitations on its ability to enforce legal rights and remedies; and
- potentially adverse tax consequences.

If the Company is unable to successfully manage these and other risks associated with managing and expanding its international businesses, the risks could have a material adverse effect on the Company's business, results of operations or financial condition.

Our acquisition of businesses could negatively impact our profitability and return on invested capital.

As part of our business strategy, we acquire businesses in the ordinary course. Our acquisitions involve a number of risks and financial, accounting, managerial and operational challenges, including the following, any of which could adversely affect our growth and profitability:

- Any acquired business, technology, service or product could under-perform relative to our expectations and the price that we paid for it, or not perform in accordance with our anticipated timetable.
- Acquisitions could cause our financial results to differ from our expectations in any given fiscal period, or over the long term.
- Acquisition-related earnings charges could adversely impact operating results.
- Acquisitions could place unanticipated demands on our management, operational resources and financial and internal control systems.
- We may assume unknown liabilities, known contingent liabilities that become realized or known liabilities that prove greater than anticipated. The realization of any of these liabilities may increase our expenses or adversely affect our financial position.
- As a result of our acquisitions, we have recorded significant goodwill and other identifiable intangible assets on our balance sheet. If we are not able to realize the value of these assets, we may incur charges relating to the impairment of these assets.

We may incur fines or penalties, damage to our reputation or other adverse consequences if our employees, agents or business partners violate anti-bribery or other laws.

We cannot provide assurance that our internal controls will always protect us from reckless or criminal acts committed by our employees, agents or business partners that would violate U.S. and/or non-U.S. laws, including anti-bribery laws, competition, and export and import compliance. Any such improper actions could subject us to civil or criminal investigations in the U.S. and in other jurisdictions, could lead to substantial civil or criminal monetary and non-monetary penalties against us or our subsidiaries, and could damage our reputation.

A significant fluctuation between the U.S. Dollar and other currencies could adversely impact our operating income.

Although the Company's financial results are reported in U.S. Dollars, a significant portion of our sales and operating costs are realized in other currencies, with the largest concentration of foreign sales occurring in Europe. The Company's profitability is affected by movements of the U.S. Dollar against the Euro and other foreign currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular an increase in the value of the U.S. Dollar against foreign currencies, could have an adverse effect on our profitability and financial condition.

Diminished credit availability could adversely impact our ability to readily obtain financing or to obtain cost-effective financing.

The Company may utilize the commercial paper markets for a portion of its short-term liquidity needs. If conditions in the financial markets decline, there is no assurance that the commercial paper markets will remain available to us or that the lenders participating in our revolving and long-term credit facilities will be able to provide financing in accordance with the terms of our credit agreements. A failure of one or more of the syndicate members in our credit facilities could reduce the availability of credit and adversely affect our liquidity. If we determine that it is appropriate or necessary to raise capital in the future, funds may not be available on cost-effective terms.

Raw material price increases and supply shortages could adversely affect results.

The supply of raw materials to the Company and to its component parts suppliers could be interrupted for a variety of reasons, including availability and pricing. Prices for raw materials necessary for production have fluctuated significantly in the past and significant increases could adversely affect the Company's results of operations and profit margins. Due to pricing pressure or other factors, the Company may not be able to pass along increased raw material and components parts prices to its customers in the form of price increases or its ability to do so could be delayed. Consequently, its results of operations and financial condition may be adversely affected.

If the Company is unable to successfully introduce new products or adequately protect its intellectual property, its future growth may be adversely affected.

The Company's ability to develop new products based on innovation can affect its competitive position and often requires the investment of significant resources. Difficulties or delays in research, development or production of new products and services or failure to gain market acceptance of new products and technologies may reduce future revenues and adversely affect the Company's competitive position.

Protecting the Company's intellectual property is critical to its innovation efforts. The Company owns a number of patents, trademarks and licenses related to its products and has exclusive and non-exclusive rights under patents owned by others. The Company's intellectual property may be challenged or infringed upon by third parties, particularly in countries where property rights are not highly developed or protected, or the Company may be unable to maintain, renew or enter into new license agreements with third-party owners of intellectual property on reasonable terms. Unauthorized use of the Company's intellectual property rights or inability to preserve existing intellectual property rights could adversely impact the Company's competitive position and results of operations.

An unfavorable environment for making acquisitions may adversely affect the Company's growth rate.

Suitable acquisitions can be difficult to complete due to high valuations for attractive acquisitions, competition among prospective buyers, the need for antitrust or other regulatory approval and the availability of affordable financing. Changes in regulatory or accounting requirements or instability in the credit markets could adversely impact our ability to consummate acquisitions. Our ability to grow through acquisitions depends on our ability to identify and successfully complete suitable acquisitions at appropriate prices. There can be no assurance that the Company will be able to find attractive businesses to purchase or that it will be able to acquire such businesses on acceptable terms. If the Company is unsuccessful in its efforts, its growth rate could be adversely affected.

Unfavorable tax law changes and tax authority rulings may adversely affect results.

The Company is subject to income taxes in the United States and in various foreign jurisdictions. Domestic and international tax liabilities are based on the income and expenses in various tax jurisdictions. The Company's effective tax rate could be adversely affected by changes in the mix of earnings among countries with differing statutory tax rates, changes in the valuation allowance of deferred tax assets or tax laws. The amount of income taxes and other taxes are subject to ongoing audits by U.S. federal, state and local tax authorities and by non-U.S. authorities. If these audits result in assessments different from amounts recorded, future financial results may include unfavorable tax adjustments.

Our defined benefit pension plans are subject to financial market risks that could adversely affect our results of operations and cash flows.

The performance of the financial markets and interest rates impact our funding obligations under our defined benefit pension plans. Significant changes in market interest rates, decreases in the fair value of plan assets and investment losses on plan assets may increase our funding obligations and adversely impact our results of operations and cash flows.

Potential adverse outcome in legal proceedings may adversely affect results.

The Company's businesses expose it to potential toxic tort and other types of product liability claims that are inherent in the design, manufacture and sale of its products and the products of third-party vendors. The Company currently maintains insurance programs consisting of self insurance up to certain limits and excess insurance coverage for claims over established limits. There can be no assurance that the Company will be able to obtain insurance on acceptable terms or that its insurance programs will provide adequate protection against actual losses. In addition, the Company is subject to the risk that one or more of its insurers may become insolvent and become unable to pay claims that may be made in the future. Even if it maintains adequate insurance programs, successful claims could have a material adverse effect on the Company's financial condition, liquidity and results of operations and on its ability to obtain suitable, adequate or cost-effective insurance in the future.

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "believe," "expect," "plans," "strategy," "prospects," "estimate," "project," "target," "anticipate," "guidance," "forecast," and other similar words, including, without limitation, statements regarding the expected acquisition or disposition of businesses, the availability of raw materials and energy, the expiration of any one of the Company's patents, the cost of compliance with environmental regulations, the continued growth in North American and Asia Pacific markets and slower growth in European markets in 2012, the adequacy of internally generated funds and credit facilities, the meeting of dividend payout objectives, the ability to fund debt service obligations, the likelihood of future goodwill or intangible asset impairment charges, the Company's portion of future benefit payments related to pension and postretirement benefits, the availability of additional financing, the outcome of outstanding legal proceedings, the impact of adopting new accounting pronouncements and the estimated timing and amount related to the resolution of tax matters. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important risks that may influence future results include those risks described above. These risks are not all inclusive and given these and other possible risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Any forward-looking statements made by ITW speak only as of the date on which they are made. ITW is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, subsequent events or otherwise.

ITW practices fair disclosure for all interested parties. Investors should be aware that while ITW regularly communicates with securities analysts and other investment professionals, it is against ITW's policy to disclose to them any material non-public information or other confidential commercial information. Shareholders should not assume that ITW agrees with any statement or report issued by any analyst irrespective of the content of the statement or report.

ITEM 1B. ***Unresolved Staff Comments***

Not applicable.

ITEM 2. ***Properties***

As of December 31, 2011, the Company operated the following plants and office facilities, excluding regional sales offices and warehouse facilities:

	Number Of Properties	Floor Space		
		Owned	Leased	Total
		(In millions of square feet)		
Transportation	99	4.0	2.3	6.3
Power Systems & Electronics	110	5.5	2.0	7.5
Industrial Packaging	134	6.4	4.2	10.6
Food Equipment	48	3.7	0.7	4.4
Construction Products	94	2.9	1.5	4.4
Polymers & Fluids	93	3.5	1.6	5.1
Decorative Surfaces	9	4.1	—	4.1
All Other	193	5.1	2.9	8.0
Corporate	43	4.3	0.2	4.5
Total	823	39.5	15.4	54.9

The principal plants and office facilities outside of the U.S. are in Australia, Belgium, Brazil, Canada, China, Czech Republic, Denmark, France, Germany, Ireland, Italy, Netherlands, Spain, Switzerland and the United Kingdom.

The Company's properties are primarily of steel, brick or concrete construction and are maintained in good operating condition. Productive capacity, in general, currently exceeds operating levels. Capacity levels are somewhat flexible based on the number of shifts operated and on the number of overtime hours worked. The Company adds productive capacity from time to time as required by increased demand. Additions to capacity can be made within a reasonable period of time due to the nature of the businesses.

ITEM 3. ***Legal Proceedings***

Not applicable.

ITEM 4. ***Mine Safety Disclosures***

Not applicable.

PART II

ITEM 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Common Stock Price and Dividend Data—The common stock of Illinois Tool Works Inc. was listed on the New York Stock Exchange for 2011 and 2010. Quarterly market price and dividend data for 2011 and 2010 were as shown below:

	Market Price Per Share		Dividends Declared
	High	Low	Per Share
2011:			
Fourth quarter	$49.92	$39.12	$0.36
Third quarter	59.27	40.82	0.36
Second quarter	58.79	52.09	0.34
First quarter	56.36	52.42	0.34
2010:			
Fourth quarter	$53.89	$45.57	$0.34
Third quarter	47.67	40.33	0.34
Second quarter	52.72	41.05	0.31
First quarter	50.15	41.94	0.31

The approximate number of holders of record of common stock as of January 31, 2012 was 9,459. This number does not include beneficial owners of the Company's securities held in the name of nominees.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*



$160
$140
$120
$100
$80
$60
$40
$20
$0
12/06
12/07
12/08
12/09
12/10
12/11
Illinois Tool Works Inc.
S&P 500
S&P Industrial Conglomerates
S&P Industrial Machinery

*$100 invested on 12/31/06 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

ITEM 6. *Selected Financial Data*

In Thousands (except per share amounts)	2011	2010	2009	2008	2007
Operating revenues	$17,786,583	$15,415,692	$13,572,996	$16,544,281	$15,549,806
Income from continuing operations	2,017,014	1,452,438	968,638	1,623,963	1,764,678
Income from continuing operations per common share:					
Basic	4.10	2.90	1.94	3.13	3.20
Diluted	4.08	2.89	1.93	3.12	3.17
Total assets at year-end	17,983,514	16,412,311	15,811,432	15,203,551	15,525,862
Long-term debt at year-end	3,488,198	2,542,087	2,861,304	1,247,883	1,888,839
Cash dividends declared per common share	1.40	1.30	1.24	1.18	0.98

Certain reclassifications of prior years' data have been made to conform to current year reporting, including the elimination of the one month lag for the reporting of the Company's international operations outside of North America (fiscal years 2010 and 2009 only), and discontinued operations as discussed below.

Prior to 2011, the Company's international operations outside of North America had a fiscal reporting period that began on December 1 and ended on November 30. Effective January 1, 2011, the Company eliminated the one month lag for the reporting of its international operations outside of North America. As a result, the Company is now reporting both North American and international results on a calendar year basis. The Company determined that the elimination of the one month reporting lag was preferable because the same period-end reporting date improves overall financial reporting as the impact of current events, economic conditions and global trends are consistently reflected in the financial statements of the North American and international business units. The Company has applied this change in accounting principle retrospectively to fiscal periods 2010 and 2009. Refer to the International Reporting Lag note in Item 8. Financial Statements and Supplementary Data for discussion of this change in accounting principle.

The Company periodically reviews its operations for businesses that may no longer be aligned with its long-term objectives. For businesses reported as discontinued operations in the statement of income, all related prior period income statement information has been restated to conform to the current year reporting of these businesses. Income (loss) from discontinued operations was $54,370,000, $50,514,000, $4,059,000, $(104,960,000), and $105,184,000 in the years 2011, 2010, 2009, 2008, and 2007, respectively. Refer to the Discontinued Operations note in Item 8. Financial Statements and Supplementary Data for discussion of the Company's discontinued operations.

On January 1, 2009, the Company adopted new accounting guidance related to business combinations. The new accounting guidance requires an entity to recognize assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. This new guidance also requires prospectively that (1) acquisition-related costs be expensed as incurred; (2) restructuring costs generally be recognized as post-acquisition expenses; and (3) changes in deferred tax asset valuation allowances and income tax uncertainties after the measurement period impact income tax expense. Refer to the Acquisitions note in Item 8. Financial Statements and Supplementary Data for discussion of this change in accounting principle.

On January 1, 2009, the Company adopted new accounting guidance on fair value measurements for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value on a nonrecurring basis. The new accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants and provides guidance for measuring fair values and the necessary disclosures. Refer to the Goodwill and Intangible Assets note in Item 8. Financial Statements and Supplementary Data for discussion of this change in accounting principle.

On January 1, 2008, the Company adopted new accounting guidance related to defined benefit plans which required the Company to change its measurement date to correspond with the Company's fiscal year-end. The Company previously used a September 30 measurement date. As allowed under the provisions of this new guidance, the Company elected to remeasure its plan assets and benefit obligation as of the beginning of the fiscal year. Upon adoption, the Company recorded an after-tax charge of $12,788,000 to beginning retained earnings and an after-tax gain to accumulated other comprehensive income of $3,573,000 related to the three months ended December 31, 2007.

Information on the comparability of results is included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

INTRODUCTION

Illinois Tool Works Inc. (the "Company" or "ITW") is a multinational manufacturer of a diversified range of industrial products and equipment with operations in 58 countries. These businesses are internally reported as 52 operating segments to senior management. The Company's 52 operating segments have been aggregated into the following eight external reportable segments: Transportation; Power Systems & Electronics; Industrial Packaging; Food Equipment; Construction Products; Polymers & Fluids; Decorative Surfaces; and All Other.

Due to the large number of diverse businesses and the Company's decentralized operating style, the Company does not require its businesses to provide detailed information on operating results. Instead, the Company's corporate management collects data on several key measurements: operating revenues, operating income, operating margins, overhead costs, number of months on hand in inventory, days sales outstanding in accounts receivable, past due receivables and return on invested capital. These key measures are monitored by management and significant changes in operating results versus current trends in end markets and variances from forecasts are discussed with operating unit management.

The results of each segment are analyzed by identifying the effects of changes in the results of the base businesses, newly acquired companies, restructuring costs, goodwill and intangible asset impairment charges, and currency translation on the operating revenues and operating income of each segment. Base businesses are those businesses that have been included in the Company's results of operations for more than 12 months. The changes to base business operating income include the estimated effects of both operating leverage and changes in variable margins and overhead costs. Operating leverage is the estimated effect of the base business revenue changes on operating income, assuming variable margins remain the same as the prior period. As manufacturing and administrative overhead costs usually do not significantly change as a result of revenues increasing or decreasing, the percentage change in operating income due to operating leverage is usually more than the percentage change in the base business revenues.

A key element of the Company's business strategy is its continuous 80/20 business process for both existing businesses and new acquisitions. The basic concept of this 80/20 business process is to focus on what is most important (the 20% of the items which account for 80% of the value) and to spend less time and resources on the less important (the 80% of the items which account for 20% of the value). The Company's operations use this 80/20 business process to simplify and focus on the key parts of their business, and as a result, reduce complexity that often disguises what is truly important. The Company's operations utilize the 80/20 process in various aspects of their businesses. Common applications of the 80/20 business process include:

- Simplifying product lines by reducing the number of products offered by combining the features of similar products, outsourcing products or, as a last resort, eliminating low-value products.
- Segmenting the customer base by focusing on the 80/20 customers separately and finding alternative ways to serve the 20/80 customers.
- Simplifying the supplier base by partnering with 80/20 suppliers and reducing the number of 20/80 suppliers.
- Designing business processes, systems and measurements around the 80/20 activities.

The result of the application of this 80/20 business process is that the Company has over time improved its long-term operating and financial performance. These 80/20 efforts can result in restructuring projects that reduce costs and improve margins. Corporate management works closely with those businesses that have operating results below expectations to help those businesses better apply this 80/20 business process and improve their results.

INTERNATIONAL REPORTING CHANGE

Effective January 1, 2011, the Company eliminated the one month lag for the reporting of its international operations outside of North America. As a result, the Company now reports both North American and international results on a calendar year basis. Prior to this, the international fiscal reporting period began on December 1st and ended on November 30th. The Company has applied this change in accounting principle retrospectively to all prior period financial statements presented. Refer to the International Reporting Lag note in Item 8. Financial Statements and Supplementary Data for discussion of the international reporting change.

DISCONTINUED OPERATIONS

The Company periodically reviews its operations for businesses that may no longer be aligned with its long-term objectives. For businesses reported as discontinued operations in the statement of income, all related prior period income statement information has been restated to conform to the current year reporting of these businesses. Refer to the Discontinued Operations note in Item 8. Financial Statements and Supplementary Data for discussion of the Company's discontinued operations.

CONSOLIDATED RESULTS OF OPERATIONS

The Company's consolidated results of operations for 2011, 2010 and 2009 are summarized as follows:

Dollars In Thousands	2011	2010	2009
Operating revenues	$17,786,583	$15,415,692	$13,572,996
Operating income	2,731,008	2,254,017	1,382,963
Margin %	15.4%	14.6%	10.2%

In 2011 and 2010, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2011 Compared to 2010			2010 Compared to 2009		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	7.5%	21.0%	1.9%	10.1%	40.7%	2.8%
Changes in variable margins and overhead costs	—	(4.9)	(0.7)	—	2.4	0.2
	7.5	16.1	1.2	10.1	43.1	3.0
Acquisitions and divestitures	4.8	2.3	(0.4)	3.2	2.2	(0.2)
Restructuring costs	—	(0.6)	(0.1)	—	8.7	0.8
Impairment of goodwill and intangibles	—	—	—	—	7.5	0.7
Translation	3.1	3.4	0.1	0.4	1.5	0.1
Other	—	—	—	(0.1)	—	—
	15.4%	21.2%	0.8%	13.6%	63.0%	4.4%

Operating Revenues

Revenues increased 15.4% in 2011 versus 2010 primarily due to higher base revenues, revenues from acquisitions, and the favorable effect of currency translation. Base revenues increased 7.5% in 2011 versus 2010 as worldwide economic conditions strengthened. However, European economic conditions slowed in the second half of the year. North American and international base revenues increased 9.0% and 5.7%, respectively, in 2011 versus 2010. Base revenues in Europe and China increased 5.6% and 14.2%, respectively, in 2011 versus 2010. End markets associated with welding, transportation and test and measurement businesses showed strength in 2011. In 2012, the company anticipates continued growth in North American and Asia Pacific markets with European markets expected to be relatively flat as compared to 2011.

Revenues increased 13.6% in 2010 versus 2009 primarily due to higher base revenues and revenues from acquisitions. Base revenues increased 10.1% in 2010 versus 2009 as the Company saw improvement in macroeconomic indices across many geographies as worldwide end markets began to recover from the global recession. North American and international base revenues increased 11.2% and 9.1%, respectively, in 2010 versus 2009. End markets associated with transportation, welding, industrial packaging, PC board fabrication and electronics showed improvement in 2010.

Operating Income

Operating income increased 21.2% in 2011 versus 2010 primarily due to the increase in base revenues, the favorable effect of currency translation and income from acquisitions. Base margins increased 120 basis points primarily due to the positive leverage effect of the increase in base revenues, partially offset by the negative impact of selling price versus material cost comparisons. Additionally, acquisitions and divestitures diluted margins by 40 basis points primarily due to amortization expense related to intangible assets.

Operating income increased 63.0% in 2010 versus 2009 primarily due to the increase in base revenues, lower restructuring expenses, and 2009 goodwill and intangible asset impairment charges. Base margins increased 300 basis points primarily due to the positive leverage effect of the increase in base revenues. Additionally, benefits from restructuring projects were partially offset by unfavorable selling price versus material cost comparisons. Lower restructuring expenses in 2010 versus 2009 reflect the Company's 2009 efforts to reduce costs in response to weak economic conditions. In 2009, the Company recorded impairment charges of $90.0 million and $15.6 million against goodwill and intangibles, respectively, compared to $1.0 million in intangible asset impairment charges in 2010.

TRANSPORTATION

Businesses in this segment produce components, fasteners, fluids and polymers, as well as truck remanufacturing and related parts and service.

In the Transportation segment, products and services include:

- plastic and metal components, fasteners and assemblies for automobiles and light trucks;
- fluids, polymers and other supplies for auto aftermarket maintenance and appearance;
- fillers and putties for auto body repair;
- polyester coatings and patch and repair products for the marine industry; and
- truck remanufacturing and related parts and service.

In 2011, this segment primarily served the automotive original equipment manufacturers and tiers (56%) and automotive aftermarket (31%) markets.

The results of operations for the Transportation segment for 2011, 2010 and 2009 were as follows:

Dollars In Thousands	2011	2010	2009
Operating revenues	$3,108,349	$2,522,226	$2,092,249
Operating income	474,592	369,454	155,373
Margin %	15.3%	14.6%	7.4%

In 2011 and 2010, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2011 Compared to 2010			2010 Compared to 2009		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	10.1%	25.1%	2.0%	18.0%	85.6%	4.2%
Changes in variable margins and overhead costs	—	(7.0)	(0.9)	—	19.0	1.2
	10.1	18.1	1.1	18.0	104.6	5.4
Acquisitions and divestitures	10.6	8.6	(0.3)	2.5	7.4	0.2
Restructuring costs	—	(1.3)	(0.2)	—	16.1	1.0
Impairment of goodwill and intangibles	—	—	—	—	9.1	0.6
Translation	2.6	3.1	0.1	0.1	0.7	—
Other	(0.1)	—	—	—	(0.1)	—
	23.2%	28.5%	0.7%	20.6%	137.8%	7.2%

Operating Revenues

Revenues increased 23.2% in 2011 versus 2010 primarily due to the increase in base business, revenues from acquisitions and the favorable effect of currency translation. The increase in acquisition revenue was primarily due to the purchase of a North American automotive aftermarket business in the first quarter of 2011. Worldwide automotive base revenues increased 10.0%. International automotive base revenues increased 10.2% primarily due to growth in European auto builds of 5% and increased product penetration. Additionally, Asian automotive base revenues increased 20.8% primarily due to improved product penetration and higher auto builds in China and India of 2% and 10%, respectively. North American automotive base revenues increased 9.8% in 2011 versus 2010 primarily due to an increase in auto builds of 10%. The truck remanufacturing and related parts and service business increased 19.7% over the prior year due to increased demand in North America and Canada related to oil and gas exploration. Automotive aftermarket base business increased 4.5% over the prior year with growth in both transportation materials and consumer-based businesses.

Revenues increased 20.6% in 2010 versus 2009 primarily due to the increase in base revenues and revenues from acquisitions. The increase in acquisition revenue was primarily due to the purchase of a North American automotive aftermarket business in the second quarter of 2010. Worldwide automotive base revenues increased 28.4%. North American automotive base revenues increased 37.8% in 2010 versus 2009 primarily due to an increase in auto builds of approximately 39%. International automotive base revenues increased 21.2% primarily due to an increase in European auto builds of approximately 16% and increased product penetration. The automotive aftermarket businesses, which were less impacted in 2009 by the economic downturn, were virtually flat over the prior year. Base revenues for the truck remanufacturing and related parts and service business declined 5.3% over the prior year.

Operating Income

Operating income increased 28.5% in 2011 versus 2010 primarily due to the increase in base revenues, income from acquisitions and the favorable effect of currency translation. Base margins increased 110 basis points primarily due to the positive leverage effect of the increase in base revenues described above, partially offset by the negative impact of selling price versus material cost comparisons. In addition, acquisitions diluted total operating margins by 30 basis points.

Operating income increased 137.8% in 2010 versus 2009 primarily due to the increase in base revenues, lower restructuring expenses, 2009 goodwill and intangible asset impairment charges, and income from acquisitions. Base margins increased 540 basis points primarily due to the positive leverage effect of the increase in base revenues described above, benefits from restructuring projects and favorable inventory obsolescence expense comparisons. During the third quarter of 2009, a $12.0 million goodwill impairment charge was recorded in the truck remanufacturing and related parts and service business.

POWER SYSTEMS & ELECTRONICS

Businesses in this segment produce equipment and consumables associated with specialty power conversion, metallurgy and electronics.

In the Power Systems & Electronics segment, products include:

- arc welding equipment;
- metal arc welding consumables and related accessories;
- metal solder materials for PC board fabrication;
- equipment and services for microelectronics assembly;
- electronic components and component packaging;
- static and contamination control equipment;
- airport ground support equipment; and
- pressure sensitive adhesives and components for telecommunications, electronics, medical and transportation applications.

In 2011, this segment primarily served the general industrial (43%), electronics (17%), construction (4%) and automotive original equipment manufacturers (4%) markets.

The results of operations for the Power Systems & Electronics segment for 2011, 2010 and 2009 were as follows:

Dollars In Thousands	2011	2010	2009
Operating revenues	$2,872,161	$2,409,204	$2,004,402
Operating income	580,674	469,244	198,673
Margin %	20.2%	19.5%	9.9%

In 2011 and 2010, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2011 Compared to 2010			2010 Compared to 2009		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	12.5%	26.2%	2.4%	18.5%	74.8%	4.7%
Changes in variable margins and overhead costs	—	(2.8)	(0.5)	—	4.6	0.4
	12.5	23.4	1.9	18.5	79.4	5.1
Acquisitions and divestitures	4.3	(1.1)	(1.0)	1.1	0.8	(0.1)
Restructuring costs	—	(0.7)	(0.1)	—	10.3	0.9
Impairment of goodwill and intangibles	—	—	—	—	44.7	3.7
Translation	2.4	2.2	(0.1)	0.6	1.0	—
Other	—	—	—	—	—	—
	19.2%	23.8%	0.7%	20.2%	136.2%	9.6%

Operating Revenues

Revenues increased 19.2% in 2011 versus 2010 due to growth in base business, revenues from acquisitions and the favorable effect of currency translation. Worldwide welding base business revenues increased 21.0% in 2011 versus 2010. North American welding base business revenues increased 24.6% due to improvements in a number of industrial-based end markets. In particular, increased sales in the oil and gas end market as well as sales to heavy equipment OEM's and other manufacturers helped drive base revenues. Base business revenues for the international welding businesses increased 12.3% in 2011 versus 2010 primarily due to growth in European and Asian oil and gas and infrastructure-related end markets. Base revenues for the electronics businesses increased 1.7% mainly due to base growth of 6.3% in the PC board fabrication businesses, though end markets significantly slowed for these businesses in the fourth quarter of 2011. The other electronics businesses were virtually flat due to weakening end markets and softer consumer demand. Acquisition revenue was primarily due to the purchase of a thermal processing and environmental equipment manufacturer in the third quarter of 2011 and an automated welding systems business in the fourth quarter of 2010.

Revenues increased 20.2% in 2010 versus 2009 primarily due to growth in base business. Worldwide welding base revenues increased 11.0%. North American welding base business revenues increased 16.0% as end markets began to experience recovery, particularly for heavy equipment OEM's and general manufacturers. Base business revenues for the international welding businesses increased 0.6% in 2010 versus 2009 primarily due to increased oil and gas end market activity, partially offset by declines in Asian shipyard activity. Base revenues for the electronics businesses increased 34.3% due to growth in the PC board fabrication businesses of 71.0% and other electronics businesses of 20.2% as demand for consumer electronics and capital equipment increased significantly.

Operating Income

Operating income increased 23.8% in 2011 versus 2010 primarily due to the favorable leverage effect of the growth in base revenues and the favorable impact of currency translation. Base margins increased 190 basis points primarily due to the favorable leverage effect of the growth in base revenues, partially offset by the negative impact of selling price versus material cost comparisons. Acquisitions diluted total operating margins by 100 basis points versus the prior year.

Operating income increased 136.2% in 2010 versus 2009 mainly due to the favorable leverage effect of the growth in base revenues, 2009 impairment charges and lower restructuring expenses. During the first quarter of 2009, a $60.0 million goodwill impairment charge was recorded against the pressure sensitive adhesives business and $24.7 million of goodwill and intangible asset impairment charges were recorded against the PC Board fabrication and welding accessories businesses. Base margins increased 510 basis points in 2010 versus 2009 primarily due to the favorable leverage effect of the growth in base revenues, the cumulative benefits of restructuring projects and favorable product mix, partially offset by unfavorable selling price versus material cost comparisons.

INDUSTRIAL PACKAGING

Businesses in this segment produce steel, plastic and paper products and equipment used for bundling, shipping and protecting goods in transit.

In the Industrial Packaging segment, products include:

- steel and plastic strapping and related tools and equipment;
- plastic stretch film and related equipment;
- paper and plastic products that protect goods in transit; and
- metal jacketing and other insulation products.

In 2011, this segment primarily served the general industrial (26%), primary metals (21%), food and beverage (13%) and construction (8%) markets.

The results of operations for the Industrial Packaging segment for 2011, 2010 and 2009 were as follows:

Dollars In Thousands	2011	2010	2009
Operating revenues	$2,612,108	$2,272,059	$1,940,887
Operating income	273,342	231,303	95,128
Margin %	10.5%	10.2%	4.9%

In 2011 and 2010, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2011 Compared to 2010			2010 Compared to 2009		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	8.4%	31.6%	2.2%	13.9%	110.0%	4.1%
Changes in variable margins and overhead costs	—	(18.8)	(1.8)	—	(5.3)	(0.2)
	8.4	12.8	0.4	13.9	104.7	3.9
Acquisitions and divestitures	3.0	2.9	—	2.3	3.3	(0.1)
Restructuring costs	—	(2.1)	(0.2)	—	31.3	1.3
Impairment of goodwill and intangibles	—	—	—	—	(0.8)	—
Translation	3.6	4.6	0.1	0.9	4.6	0.1
Other	—	—	—	—	0.1	0.1
	15.0%	18.2%	0.3%	17.1%	143.2%	5.3%

Operating Revenues

Revenues increased 15.0% in 2011 versus 2010 due to the increase in base revenues, the favorable effect of currency translation and revenues from acquisitions. Base revenues for the North American strapping and equipment businesses increased 12.2% in 2011 largely due to higher steel and plastic strapping prices and increased equipment sales. Base revenues for international strapping and equipment businesses grew 7.2% primarily due to higher strapping prices and higher equipment sales. Base revenues for stretch packaging worldwide increased 10.2% in 2011 versus 2010 and worldwide protective packaging grew 7.1% over the prior period. The increase in acquisition revenue is primarily due to the purchase of a protective packaging business in the second quarter of 2011.

Revenues increased 17.1% in 2010 versus 2009 due to the increase in base revenues, revenues from acquisitions and the favorable effect of currency translation. Base revenues increased 23.1% for the North American strapping and equipment businesses in 2010 largely due to an increase in steel and plastic strap volume driven by improved industrial production demand in key industries including primary metals and general industrial. Base revenues for the international strapping and equipment businesses increased 10.1% while worldwide protective packaging increased 16.6% and worldwide stretch packaging increased 12.3% over the prior period. Acquisition revenue increased primarily due to the purchase of a North American protective packaging business in the fourth quarter of 2009.

Operating Income

Operating income increased 18.2% in 2011 versus 2010 primarily due to the increase in base revenues, the favorable impact of currency translation and income from acquisitions, partially offset by higher restructuring expenses. Base operating margins increased 40 basis points primarily due to leverage from the increase in base revenues, partially offset by unfavorable selling price versus material cost comparisons.

Operating income increased 143.2% in 2010 versus 2009 primarily due to the increase in base revenues and lower restructuring expenses. Base operating margins increased 390 basis points primarily driven by leverage from the increase in base revenues and restructuring benefits, partially offset by unfavorable selling price versus material cost comparisons. Lower restructuring expenses compared to 2009 increased total operating margins by 130 basis points.

FOOD EQUIPMENT

Businesses in this segment produce commercial food equipment and related service.

In the Food Equipment segment, products and services include:

- warewashing equipment;
- cooking equipment, including ovens, ranges and broilers;
- refrigeration equipment, including refrigerators, freezers and prep tables;
- food processing equipment, including slicers, mixers and scales;
- kitchen exhaust, ventilation and pollution control systems; and
- food equipment service, maintenance and repair.

In 2011, this segment primarily served the food institutional/restaurant (43%), service (36%) and food retail (16%) markets.

The results of operations for the Food Equipment segment for 2011, 2010 and 2009 were as follows:

Dollars In Thousands	2011	2010	2009
Operating revenues	$1,982,187	$1,857,051	$1,862,950
Operating income	303,771	255,060	255,891
Margin %	15.3%	13.7%	13.7%

In 2011 and 2010, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2011 Compared to 2010			2010 Compared to 2009		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	2.8%	8.9%	0.8%	—	0.1%	0.1%
Changes in variable margins and overhead costs	—	10.6	1.4	—	(4.7)	(0.7)
	2.8	19.5	2.2	—	(4.6)	(0.6)
Acquisitions and divestitures	1.2	(0.4)	(0.2)	0.7	0.2	(0.1)
Restructuring costs	—	(3.0)	(0.4)	—	4.4	0.6
Impairment of goodwill and intangibles	—	—	—	—	—	—
Translation	2.7	3.0	—	(1.1)	(0.4)	0.1
Other	—	—	—	0.1	0.1	—
	6.7%	19.1%	1.6%	(0.3)%	(0.3)%	—

Operating Revenues

Revenues increased 6.7% in 2011 versus 2010 due to the growth in base business, the favorable effect of currency translation and revenues from acquisitions. North American food equipment base revenues increased 3.9% in 2011 versus 2010 as equipment revenues increased 4.6% and service revenues grew 2.7%. Equipment revenues increased primarily due to better, but still modest growth in the casual dining restaurant category, partially offset by weakness in institutional categories where government budgets were constrained. International base revenues increased 1.7% for the period as equipment revenues increased 1.0% and service revenues increased 3.3%. Growth in Asian and Latin American revenues was partially offset by lower European sales in 2011 versus 2010. The acquired revenues were attributable to the acquisition of a European food equipment business in the third quarter of 2010.

Revenues decreased 0.3% in 2010 versus 2009 as the unfavorable effect of currency translation was partially offset by acquisition revenues. North American base revenues declined 1.4% in 2010 versus 2009 primarily due to declines in equipment sales for end markets including the lodging and casino markets. North American base revenues in the service portion of the business increased 1.5% as customers continued to maintain existing equipment. International base revenues increased 2.4% for the period largely due to increased Asian and Latin American revenue offset by lower European equipment sales in 2010 versus 2009. The acquired revenues were attributable to the acquisition of a European food equipment business in the third quarter of 2010.

Operating Income

Operating income increased 19.1% in 2011 versus 2010 primarily due to the increase in base revenues and lower operating expenses. Base business margins increased 220 basis points primarily due to the positive leverage effect of the increase in base revenues, lower operating expenses and adjustments related to a European business in 2010. Higher restructuring expenses in 2011 versus 2010 decreased total operating margins by 40 basis points.

Operating income decreased 0.3% in 2010 versus 2009. Base business margins decreased 60 basis points primarily due to higher overhead expenses and adjustments related to a European business in 2010, partially offset by favorable selling price versus material cost comparisons and benefits from restructuring. Lower restructuring expenses in 2010 versus 2009 increased total operating margins by 60 basis points.

CONSTRUCTION PRODUCTS

Businesses in this segment produce tools, fasteners and other products for construction applications.

In the Construction Products segment, products include:

- fasteners and related fastening tools for wood and metal applications;
- anchors, fasteners and related tools for concrete applications;
- metal plate truss components and related equipment and software; and
- packaged hardware, fasteners, anchors and other products for retail.

In 2011, this segment primarily served the residential construction (44%), renovation construction (26%), and commercial construction (22%) markets.

The results of operations for the Construction Products segment for 2011, 2010 and 2009 were as follows:

Dollars In Thousands	2011	2010	2009
Operating revenues	$1,958,370	$1,753,485	$1,547,365
Operating income	225,448	192,070	104,795
Margin %	11.5%	11.0%	6.8%

In 2011 and 2010, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2011 Compared to 2010			2010 Compared to 2009		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	2.7%	10.7%	0.9%	4.1%	24.4%	1.3%
Changes in variable margins and overhead costs	—	(7.4)	(0.8)	—	50.8	3.3
	2.7	3.3	0.1	4.1	75.2	4.6
Acquisitions and divestitures	3.0	0.1	(0.3)	5.4	(0.5)	(0.6)
Restructuring costs	—	4.4	0.5	—	(4.1)	(0.3)
Impairment of goodwill and intangibles	—	—	—	—	—	—
Translation	6.0	9.5	0.3	3.8	12.6	0.4
Other	—	0.1	(0.1)	—	0.1	0.1
	11.7%	17.4%	0.5%	13.3%	83.3%	4.2%

Operating Revenues

Revenues increased 11.7% in 2011 versus 2010 primarily due to the favorable effect of currency translation, revenues from acquisitions and an increase in base revenues. European base revenues increased 6.9% due to improved conditions in commercial construction in the first half of the year; however, the rate of growth moderated in the second half of the year compared to early 2011. North American base revenues increased 2.3% primarily due to price increases implemented to offset higher steel prices, partially offset by the one-time licensing agreement settlement in the commercial construction business that positively impacted revenues in 2010. In North America, renovation base revenue growth was 5.5%, residential base revenue growth was 2.7% and commercial construction base revenue declined 3.0%. North American base revenue was impacted by 1% growth in remodeling expenditures, 3% annualized growth in U.S. housing starts as well as a 2% decline in commercial construction square footage activity. Base revenues for the Asia-Pacific region declined 1.8% as market conditions in the Australian residential construction market progressively softened throughout the year. Acquisition revenue was primarily the result of the purchase of a European retail distribution business in the second quarter of 2010 and a North American fastener business in the second quarter of 2011.

Revenues increased 13.3% in 2010 versus 2009 primarily due to revenues from acquisitions, an increase in base revenues and the favorable effect of currency translation. European base revenues increased 7.5% in 2010 primarily due to improved market conditions. Base revenues for the Asia-Pacific region increased 2.4% as market conditions in the Australian residential construction market improved. North American base revenues increased 1.8% primarily due to modest inventory restocking and a one-time licensing agreement settlement in the second quarter of 2010 in the commercial construction business. The North American base business was negatively impacted by an 8% decline in U.S. housing starts on an annualized basis and an 18% decline in commercial construction square footage activity. Acquisition revenue was primarily the result of the purchase of a European retail distribution business in the second quarter of 2010.

Operating Income

Operating income increased 17.4% in 2011 versus 2010 primarily due to positive leverage from the increase in base revenues described above, the favorable effect of currency translation, and lower restructuring expenses. Base margins increased 10 basis points versus the prior year primarily due to the favorable leverage effect of the increase in base revenues, partially offset by a one-time licensing agreement settlement in the commercial construction business that favorably affected margins in 2010 and the negative impact of selling price versus material cost comparisons.

Operating income increased 83.3% in 2010 versus 2009 primarily due to positive leverage from the increase in base revenues described above, lower operating expenses and the favorable effect of currency translation, partially offset by higher restructuring expenses. Base margins increased 460 basis points versus the prior year primarily due to the favorable leverage effect of the increase in base revenues, favorable selling price versus material cost comparisons, favorable inventory obsolescence expense comparisons, benefits from restructuring projects and a favorable one-time licensing agreement settlement in the second quarter of 2010 in the commercial construction business.

POLYMERS & FLUIDS

Businesses in this segment produce adhesives, sealants, lubrication and cutting fluids, and hygiene products.

In the Polymers & Fluids segment, products include:

- adhesives for industrial, construction and consumer purposes;
- chemical fluids which clean or add lubrication to machines;
- epoxy and resin-based coating products for industrial applications; and
- hand wipes and cleaners for industrial applications.

In 2011, this segment primarily served the general industrial (31%), construction (15%), MRO (17%) and automotive aftermarket (7%) markets.

The results of operations for the Polymers & Fluids segment for 2011, 2010 and 2009 were as follows:

Dollars In Thousands	2011	2010	2009
Operating revenues	$1,364,004	$1,106,025	$980,305
Operating income	208,873	188,696	150,065
Margin %	15.3%	17.1%	15.3%

In 2011 and 2010, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2011 Compared to 2010			2010 Compared to 2009		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	4.5%	11.6%	1.2%	6.0%	17.3%	1.6%
Changes in variable margins and overhead costs	—	(8.4)	(1.4)	—	(2.0)	(0.3)
	4.5	3.2	(0.2)	6.0	15.3	1.3
Acquisitions and divestitures	15.1	8.0	(0.9)	6.4	3.8	(0.5)
Restructuring costs	—	(4.2)	(0.7)	—	5.4	0.8
Impairment of goodwill and intangibles	—	—	—	—	—	—
Translation	3.8	3.6	—	0.4	1.3	0.1
Other	(0.1)	0.1	—	—	(0.1)	0.1
	23.3%	10.7%	(1.8)%	12.8%	25.7%	1.8%

Operating Revenues

Revenues increased 23.3% in 2011 versus 2010 primarily due to revenues from acquisitions, an increase in base revenues and the favorable effect of currency translation. Acquisition revenue was primarily the result of the purchase of a Latin American fluids business and a European polymers business in the fourth quarter of 2010. End market demand was stronger in North America and Asia Pacific but weaker in Europe. Total base revenues for the polymers businesses increased 4.3% while the fluids businesses increased 4.7% in 2011 versus 2010. North American base revenues increased 6.3% and European base revenues were relatively flat, while Asia-Pacific base revenues increased 9.3% primarily due to growth in China.

Revenues increased 12.8% in 2010 versus 2009 primarily due to an increase in base revenues and revenues from acquisitions. Acquisition revenue was primarily the result of the purchase of four Latin American adhesive businesses in 2009 and a Latin American polymers business in the third quarter of 2010. Total base revenues for the polymers businesses and fluids businesses increased 5.2% and 7.9%, respectively, due to recovery in most of the industrial based end markets served by the worldwide polymers and fluids businesses. Growth in the emerging markets of Brazil and China was particularly strong during 2010.

Operating Income

Operating income increased 10.7% in 2011 versus 2010 primarily due to the increase in base revenues, income from acquisitions, and the favorable effect of currency translation, partially offset by higher operating costs and restructuring expenses. Base margins declined 20 basis points versus last year primarily due to the negative impact of selling price versus material cost comparisons and a loss on an international polymers contract, partially offset by the positive leverage effect of the increase in base revenues.

Operating income increased 25.7% in 2010 versus 2009 primarily due to the increase in base revenues described above, lower restructuring expenses and higher income from acquisitions. Base margins increased 130 basis points versus the prior year, primarily due to the positive leverage effect of the increase in base revenues. Lower restructuring expenses in 2010 versus 2009 increased total operating margins by 80 basis points.

DECORATIVE SURFACES

Businesses in this segment produce decorative surfacing materials for furniture, office and retail space, countertops and other applications.

In the Decorative Surfaces segment, products include:

- decorative high-pressure laminate for furniture, office and retail space, and countertops; and
- high-pressure laminate worktops.

In 2011, this segment primarily served the commercial construction (55%), renovation construction (30%) and residential construction (14%) markets.

The results of operations for the Decorative Surfaces segment for 2011, 2010 and 2009 were as follows:

Dollars In Thousands	2011	2010	2009
Operating revenues	$1,083,157	$987,692	$971,900
Operating income	132,394	117,333	113,227
Margin %	12.2%	11.9%	11.7%

In 2011 and 2010, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2011 Compared to 2010			2010 Compared to 2009		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	7.2%	24.7%	1.9%	2.4%	8.7%	0.7%
Changes in variable margins and overhead costs	—	(18.3)	(2.0)	—	(8.8)	(1.0)
	7.2	6.4	(0.1)	2.4	(0.1)	(0.3)
Acquisitions and divestitures	—	—	—	—	—	—
Restructuring costs	—	4.6	0.5	—	3.2	0.4
Impairment of goodwill and intangibles	—	—	—	—	—	—
Translation	2.4	1.9	(0.1)	(0.8)	0.6	0.2
Other	0.1	(0.1)	—	—	(0.1)	(0.1)
	9.7%	12.8%	0.3%	1.6%	3.6%	0.2%

Operating Revenues

Revenues increased 9.7% in 2011 versus 2010 primarily due to the increase in base revenues and the favorable effect of currency translation. Base revenues for the North American high-pressure laminate business increased 6.4% primarily due to new product introductions and improved product demand in the office furniture market. International base revenues increased 8.1% primarily due to growth in China and certain European end markets.

Revenues increased 1.6% in 2010 versus 2009 due to the increase in base revenues, partially offset by the unfavorable effect of currency translation. Base revenues increased 3.2% for the North American laminate business primarily due to improvement in the commercial construction sector, including office equipment. International base revenues increased 1.4% primarily due to improvements in Asian end markets, partially offset by modest declines in European end markets.

Operating Income

Operating income increased 12.8% in 2011 versus 2010 primarily due to the increase in base revenues described above, lower restructuring expenses and the favorable effect of currency translation, partially offset by higher operating costs. Base margins decreased 10 basis points versus the prior year primarily due to unfavorable selling price versus material cost comparisons and higher overhead costs, partially offset by the positive leverage of the increase in base revenues.

Operating income increased 3.6% in 2010 versus 2009 primarily due to the increase in base revenues and lower restructuring expenses, partially offset by higher operating costs. Base margins decreased 30 basis points versus the prior year primarily due to unfavorable selling price versus material cost comparisons, partially offset by the benefits of restructuring projects and the positive leverage of the increase in base revenues.

ALL OTHER

This segment includes all other operating segments.

In the All Other segment, products include:

- equipment and related software for testing and measuring of materials and structures;
- plastic reclosable packaging for consumer food storage;
- plastic consumables that multi-pack cans and bottles and related equipment;
- plastic fasteners and components for appliances, furniture and industrial uses;
- metal fasteners and components for appliances and industrial applications;
- foil, film and related equipment used to decorate consumer products;
- product coding and marking equipment and related consumables; and
- line integration, conveyor systems and line automation for the food and beverage industries.

In 2011, this segment primarily served the general industrial (22%), food and beverage (21%), consumer durables (15%), food retail/service (6%) and automotive original equipment manufacturers (4%) markets.

The results of operations for the All Other segment for 2011, 2010 and 2009 were as follows:

Dollars In Thousands	2011	2010	2009
Operating revenues	$2,889,699	$2,598,475	$2,238,604
Operating income	531,914	430,857	309,811
Margin %	18.4%	16.6%	13.8%

In 2011 and 2010, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2011 Compared to 2010			2010 Compared to 2009		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	7.0%	18.9%	1.8%	9.7%	31.9%	2.8%
Changes in variable margins and overhead costs	—	1.3	0.2	—	(4.0)	(0.5)
	7.0	20.2	2.0	9.7	27.9	2.3
Acquisitions and divestitures	2.3	0.9	(0.3)	7.0	2.8	(0.7)
Restructuring costs	—	0.1	—	—	8.3	1.1
Impairment of goodwill and intangibles	—	0.2	—	—	0.3	—
Translation	1.9	2.0	—	(0.6)	(0.3)	0.1
Other	—	0.1	0.1	—	0.1	—
	11.2%	23.5%	1.8%	16.1%	39.1%	2.8%

Operating Revenues

Revenues increased 11.2% in 2011 versus 2010 due to an increase in base business revenues, revenues from acquisitions and the favorable effect of currency translation. Acquisition revenue was primarily due to the purchase of a test and measurement business in the fourth quarter of 2010, a heat transfer business in the second quarter of 2011, and a plastics and security business in the second quarter of 2010. Base business revenues for the test and measurement businesses increased 15.7% due to increased equipment orders both internationally and in North America. Growing worldwide product regulatory standards contributed to growth in these businesses. Base revenues for the consumer packaging business increased 4.8% in 2011 versus 2010 due to growth in the beverage packaging solutions, decorating equipment and marking and labels businesses. Base revenues for the industrial fasteners and appliance businesses declined 0.7% due to prolonged construction-associated weakness in the appliance end market, partially offset by increased demand in the industrial fasteners end market.

Revenues increased 16.1% in 2010 versus 2009 primarily due to an increase in base business revenues and revenues from acquisitions. The acquisition revenue was primarily due to the purchase of a consumer packaging business in the fourth quarter of 2009. Base business revenues increased 9.5% for the test and measurement businesses due to increased demand for capital equipment, particularly in the Asia-Pacific region. Base revenues increased 8.2% in 2010 versus 2009 for the consumer packaging business due to improvement in decorating end markets. Base revenues for the industrial fasteners and appliance businesses improved 15.2% due to increased demand for domestic appliances.

Operating Income

Operating income increased 23.5% in 2011 versus 2010 primarily due to the growth in base revenues. Base margins increased 200 basis points primarily due to the positive leverage effect from the increase in base revenues and benefits from past restructuring projects. In addition, acquisitions and divestitures diluted total operating margins by 30 basis points in 2011.

Operating income increased 39.1% in 2010 versus 2009 primarily due to the growth in base revenues and lower restructuring expenses. Base margins increased 230 basis points primarily due to the positive leverage effect from the increase in base revenues and benefits from past restructuring projects, partially offset by unfavorable selling price versus material cost comparisons. In addition, lower restructuring expenses increased total operating margins by 110 basis points. Acquisitions and divestitures diluted total operating margins by 70 basis points in 2010.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization expense increased to $255.3 million in 2011 and $207.4 million in 2010, versus $197.5 million in 2009, due to intangible asset amortization for newly acquired businesses.

IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLE ASSETS

In 2011, the Company performed its annual goodwill and indefinite lived intangible asset impairment assessment which resulted in no goodwill or other intangible asset impairment charges. Total goodwill and other intangible asset impairment charges by segment for the years ended December 31, 2010 and 2009 were as follows:

In Thousands	2010	2009
Transportation	$ —	$ 12,347
Power Systems & Electronics	—	85,043
Industrial Packaging	—	386
Food Equipment	—	53
Polymers & Fluids	—	4,122
All Other	1,006	3,617
Total	$1,006	$105,568

The 2009 charges were primarily due to goodwill impairment charges related to the pressure sensitive adhesives reporting unit of $60.0 million, the PC board fabrication reporting unit of $18.0 million and the truck remanufacturing and related parts and service reporting unit of $12.0 million. See the Goodwill and Intangible Assets note in Item 8. Financial Statements and Supplementary Data for further details of the impairment charges.

INTEREST EXPENSE

Interest expense increased to $192.1 million in 2011 which includes interest expense on the 3.375% and 4.875% notes issued in late August 2011, versus $175.2 million in 2010. Interest expense increased to $175.2 million in 2010 versus $164.6 million in 2009 primarily due to interest on the 6.25% and 5.15% notes which were issued in March 2009, partially offset by lower interest related to the 5.75% notes, which were repaid at maturity in March 2009, and lower commercial paper borrowings. The weighted-average interest rate on commercial paper was 0.1% in 2011, 0.2% in 2010 and 0.3% in 2009.

OTHER INCOME (EXPENSE)

Other income (expense) was income of $53.8 million in 2011 versus $10.0 million in 2010. This increase was primarily due to higher interest income of $40.3 million (versus $24.1 million in 2010), lower losses on foreign currency transactions of $4.3 million (versus $16.7 million in 2010) and gains on disposal of operating affiliates of $1.8 million (versus losses of $8.0 million in 2010).

Other income (expense) was income of $10.0 million in 2010 versus expense of $4.5 million in 2009. This increase was primarily due to higher income from investments of $20.8 million (versus $4.9 million in 2009).

INCOME TAXES

The effective tax rate was 22.2% in 2011, 30.5% in 2010, and 20.2% in 2009. The effective tax rate for 2011 was favorably impacted by the discrete non-cash tax benefit of $165.9 million in the first quarter of 2011 related to the decision in the Company's favor by the Federal Court of Australia, Victoria with respect to a significant portion of the income tax deductions that had been challenged by the Australian Tax Office. The effective tax rate for 2010 was unfavorably impacted by the discrete tax charge of $21.9 million in the first quarter of 2010 related to the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act. The effective tax rate for 2009 was favorably impacted by discrete tax adjustments in the fourth quarter of $85.5 million related to a global legal structure reorganization and $77.5 million related to a favorable settlement reached with the German tax authorities. In the above mentioned reorganization, the Company reorganized its ownership structure in certain U.S. and foreign subsidiaries in the fourth quarter of 2009 and made an election regarding the U.S. tax treatment of a foreign subsidiary. The Company recorded a reduction in tax expense primarily for the effect of the resulting foreign tax credits. Also during the fourth quarter of 2009, the Company finalized a settlement with the German tax authorities primarily regarding the treatment of an intercompany financing transaction which resulted in the reversal of previously established tax reserves as a reduction of tax expense.

See the Income Taxes note in Item 8. Financial Statements and Supplementary Data for further details on these discrete tax adjustments and a reconciliation of the U.S. Federal statutory rate to the effective tax rate.

INCOME FROM CONTINUING OPERATIONS

Income from continuing operations in 2011 of $2.0 billion ($4.08 per diluted share) was 38.9% higher than 2010 income of $1.5 billion ($2.89 per diluted share). Income from continuing operations in 2010 was 49.9% higher than 2009 income of $968.6 million ($1.93 per diluted share).

FOREIGN CURRENCY

The weakening of the U.S. Dollar against foreign currencies in 2011 versus 2010 increased operating revenues by approximately $460 million in 2011 and increased income from continuing operations by approximately 10 cents per diluted share. The weakening of the U.S. Dollar against foreign currencies in 2010 versus 2009 increased operating revenues by approximately $70 million in 2010 and increased income from continuing operations by approximately 4 cents per diluted share.

DISCONTINUED OPERATIONS

Income from discontinued operations was $54.4 million in 2011 versus $50.5 million in 2010 primarily due to improved operating results in the held for sale finishing businesses partially offset by an after-tax loss on the sale of a discontinued operation in 2011 versus an after-tax gain in 2010. Income from discontinued operations was $50.5 million in 2010 versus $4.1 million in 2009 due to improved operating results in the held for sale finishing businesses and an after-tax gain on the sale of a discontinued operation in 2010 versus after-tax losses in 2009. See the Discontinued Operations note in Item 8. Financial Statements and Supplementary Data for discussion of the Company's discontinued operations.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of liquidity are free operating cash flows and short-term credit facilities. Management continues to believe that internally generated cash flows will be adequate to service debt, to continue to pay dividends, to finance internal growth and to fund small to medium-sized acquisitions.

The primary uses of liquidity are:

- dividend payments – the Company's dividend payout guidelines are 30% to 45% of the average of the last two years' free operating cash flow;
- acquisitions; and
- any excess liquidity may be used for share repurchases.

Cash Flow

The Company uses free operating cash flow to measure cash flow generated by operations that is available for dividends, acquisitions, share repurchases and debt repayment. The Company believes this measure is useful to investors in evaluating our financial performance and measures our ability to generate cash internally to fund Company initiatives. Free operating cash flow is a measurement that is not the same as net cash flow from operating activities per the statement of cash flows and may not be consistent with similarly titled measures used by other companies.

Summarized cash flow information for the three years ended December 31, 2011, 2010 and 2009 was as follows:

In Thousands	2011	2010	2009
Net cash provided by operating activities	$1,956,008	$1,488,313	$2,167,552
Additions to plant and equipment	(353,408)	(287,759)	(255,739)
Free operating cash flow	$1,602,600	$1,200,554	$1,911,813
Cash dividends paid	$ (680,280)	$ (636,200)	$ (619,681)
Acquisitions	(1,308,164)	(497,435)	(281,404)
Repurchases of common stock	(950,000)	(350,000)	—
Net proceeds (repayments) of debt	1,147,533	(190,085)	(742,427)
Other	243,740	236,433	128,927
Effect of exchange rate changes on cash and equivalents	(63,921)	76,934	87,951
Net increase (decrease) in cash and equivalents	$ (8,492)	$ (159,799)	$ 485,179

On August 20, 2007, the Company's Board of Directors authorized a stock repurchase program which provides for the buyback of up to $3.0 billion of the Company's common stock over an open-ended period of time (the "2007 Program"). Under the 2007 Program, the Company made repurchases of approximately 16.3 million shares of its common stock at an average price of $53.51 and approximately 8.1 million shares of its common stock at an average price of $43.29 during the years ended December 31, 2011 and 2010, respectively. As of December 31, 2011, there were no authorized repurchases remaining under the 2007 Program.

On May 6, 2011, the Company's Board of Directors authorized a new stock repurchase program which provides for the buyback of up to an additional $4.0 billion of the Company's common stock over an open-ended period of time (the "2011 Program"). Through December 31, 2011, the Company made repurchases of approximately 1.8 million shares of its common stock at an average price of $43.20. As of December 31, 2011, there was approximately $3.9 billion of authorized repurchases remaining under the 2011 Program.

Return on Average Invested Capital

The Company uses return on average invested capital ("ROIC") to measure the effectiveness of its operations' use of invested capital to generate profits. The Company believes that ROIC is a meaningful metric to investors in evaluating the Company's financial performance and may be different than the method used by other companies to calculate ROIC. Invested capital represents the net assets of the Company, excluding cash and cash equivalents and outstanding debt, which are excluded as they do not represent capital investment in the Company's operations. Average invested capital is calculated using balances at the start of the period and at the end of each quarter. ROIC for the years ended December 31, 2011, 2010, and 2009 was as follows:

Dollars In Thousands	2011	2010	2009
Operating income	$ 2,731,008	$ 2,254,017	$ 1,382,963
Taxes (22.2%, 30.5% and 20.2%, respectively)	(606,284)	(687,475)	(279,359)
Operating income after taxes	$ 2,124,724	$ 1,566,542	$ 1,103,604
Invested Capital:			
Trade receivables	$ 2,818,892	$ 2,581,592	$ 2,349,056
Inventories	1,715,859	1,634,856	1,343,002
Net plant and equipment	2,025,396	2,066,156	2,097,326
Investments	408,906	440,760	451,069
Goodwill and intangible assets	7,430,979	6,702,834	6,491,902
Accounts payable and accrued expenses	(2,132,379)	(2,140,885)	(1,969,928)
Net assets held for sale	279,476	—	—
Other, net	299,321	(31,358)	(334,124)
Total invested capital	$12,846,450	$11,253,955	$10,428,303
Average invested capital	$12,619,928	$10,735,032	$10,400,945
Return on average invested capital	16.8%	14.6%	10.6%

The 220 basis point increase in ROIC in 2011 versus 2010 was the result of after-tax operating income increasing 35.6%, primarily due to an increase in base business and a favorable tax rate, partially offset by an increase in average invested capital.

The 400 basis point increase in ROIC in 2010 versus 2009 was the result of after-tax operating income increasing 41.9%, primarily due to an increase in base business, partially offset by a less favorable tax rate and a slight increase in average invested capital.

Working Capital

Net working capital at December 31, 2011 and 2010 is summarized as follows:

Dollars In Thousands	2011	2010	Increase (Decrease)
Current Assets:			
Cash and equivalents	$1,177,875	$1,186,367	$ (8,492)
Trade receivables	2,818,892	2,581,592	237,300
Inventories	1,715,859	1,634,856	81,003
Other	750,396	567,673	182,723
Assets held for sale	386,324	—	386,324
	6,849,346	5,970,488	878,858
Current Liabilities:			
Short-term debt	502,063	326,236	175,827
Accounts payable and accrued expenses	2,132,379	2,140,885	(8,506)
Other	235,437	555,731	(320,294)
Liabilities held for sale	106,848	—	106,848
	2,976,727	3,022,852	(46,125)
Net Working Capital	$3,872,619	$2,947,636	$924,983
Current Ratio	2.30	1.9	

Cash and equivalents totaled approximately $1.2 billion as of December 31, 2011 and December 31, 2010, primarily all of which was held by international subsidiaries and may be subject to U.S. income taxes and foreign withholding taxes if repatriated to the United States. Cash balances held internationally are typically used for international operating needs, reinvested to fund expansion of existing international businesses, or used to fund new international acquisitions. In the U.S., the Company utilizes cash flows from domestic operations to fund domestic cash needs which primarily consist of dividend payments, acquisitions, share repurchases, servicing of domestic debt obligations and general corporate needs. The Company also uses short-term credit facilities of $2.5 billion for short-term liquidity needs. The Company believes cash generated domestically will continue to be sufficient to fund cash requirements in the U.S.

Debt

Total debt at December 31, 2011 and 2010 was as follows:

Dollars In Thousands	2011	2010	Increase (Decrease)
Short-term debt	$ 502,063	$ 326,236	$ 175,827
Long-term debt	3,488,198	2,542,087	946,111
Total debt	$3,990,261	$2,868,323	$1,121,938
Total debt to total capitalization	28.5%	23.1%	

The Company issues commercial paper to fund general corporate needs and to fund small and medium-sized acquisitions. The Company has committed lines of credit of $2.5 billion in the U.S. to support the potential issuances of commercial paper. Of this amount, $1.0 billion is provided under a line of credit agreement with a termination date of June 10, 2016 and $1.0 billion is provided under a line of credit agreement with a termination date of June 11, 2013. The remaining $500.0 million is provided under a revolving credit facility that terminates on June 15, 2012. No amounts are outstanding under these three facilities. The Company's foreign operations also have unused capacity on uncommitted facilities of approximately $329 million.

The Company had outstanding commercial paper of approximately $192.5 million at December 31, 2011, which is included in short-term debt, and no outstanding commercial paper at December 31, 2010. The maximum outstanding commercial paper balance during 2011 was $1.8 billion while the average daily balance was $744.9 million.

In August 2011, the Company issued $350.0 million of 3.375% notes due September 15, 2021 at 99.552% of face value and $650.0 million of 4.875% notes due September 15, 2041 at 98.539% of face value. The effective interest rates of the notes are 3.4% and 4.9%, respectively. These notes are senior unsecured obligations, ranking equal in right of payment with all other senior unsecured indebtedness of the Company. The net proceeds from these issuances were used to repay outstanding commercial paper.

The Company believes that based on its current free operating cash flow, debt-to-capitalization ratios and credit ratings, it could readily obtain additional financing if necessary. The Company's targeted debt-to-capital ratio is 20% to 30%, excluding the impact of any larger acquisitions.

Total Debt to EBITDA

The Company uses the ratio of total debt to EBITDA to measure its ability to repay its outstanding debt obligations. The Company believes that total debt to EBITDA is a meaningful metric to investors in evaluating the Company's long term financial liquidity and may be different than the method used by other companies to calculate total debt to EBITDA. The ratio of total debt to EBITDA represents total debt divided by income from continuing operations before interest expense, other income (expense), income taxes, depreciation, and amortization and impairment of goodwill and other intangible assets on a trailing twelve month basis.

Total debt to EBITDA for the years ended December 31, 2011 and 2010 was as follows:

Dollars in Thousands	2011	2010
Total debt	$3,990,261	$2,868,323
Income from continuing operations	$2,017,014	$1,452,438
Add:		
Interest expense	192,133	175,163
Other income (expense)	(53,839)	(9,984)
Income taxes	575,700	636,400
Depreciation	336,495	334,786
Amortization and impairment of goodwill and other intangible assets	255,338	208,433
EBITDA	$3,322,841	$2,797,236
Total debt to EBITDA ratio	1.2	1.0

Stockholders' Equity

The changes to stockholders' equity during 2011 and 2010 were as follows:

In Thousands	2011	2010
Beginning balance	$ 9,571,999	$8,699,122
Net income	2,071,384	1,502,952
Cash dividends declared	(685,146)	(649,708)
Repurchases of common stock	(950,000)	(350,000)
Stock option and restricted stock activity	220,554	186,818
Currency translation adjustments	(140,521)	153,230
Other	(54,206)	29,585
Ending balance	$10,034,064	$9,571,999

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company's significant contractual obligations as of December 31, 2011 were as follows:

In Thousands	2012	2013	2014	2015	2016	2017 and Future Years
Total long-term debt	$262,343	$ 10,077	$1,776,211	$ 2,861	$ 675	$1,698,374
Interest payments on notes	186,011	183,840	153,893	87,482	87,432	961,324
Minimum lease payments	156,760	123,549	92,642	65,566	50,948	87,348
	$605,114	$317,466	$2,022,746	$155,909	$139,055	$2,747,046

As of December 31, 2011, the Company has recorded noncurrent liabilities for unrecognized tax benefits of $187.8 million. The Company is not able to reasonably estimate the timing of payments related to the liabilities for unrecognized tax benefits.

At December 31, 2011, the Company had open stand-by letters of credit of approximately $213.0 million, substantially all of which expire in 2012 and 2013. The Company had no other significant off-balance sheet commitments at December 31, 2011.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company has six accounting policies which it believes are most important to the Company's financial condition and results of operations, and which require the Company to make estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

These critical accounting policies are as follows:

Realizability of Inventories — Inventories are stated at the lower of cost or market. Generally, the Company's businesses perform an analysis of the historical sales usage of the individual inventory items on hand and a reserve is recorded to adjust inventory cost to market value based on the following usage criteria:

Usage Classification	Criteria	Reserve %
Active	Quantity on hand is less than prior 6 months' usage	0%
Slow-moving	Some usage in last 12 months, but quantity on hand exceeds prior 6 months' usage	50%
Obsolete	No usage in the last 12 months	90%

In addition, for approximately 44% of the U.S. inventories, the Company has elected to use the last-in, first-out ("LIFO") method of inventory costing. Generally, this method results in a lower inventory value than the first-in, first-out ("FIFO") method due to the effects of inflation.

Collectibility of Accounts Receivable — The Company estimates the allowance for uncollectible accounts based on the greater of a specific reserve or a reserve calculated based on the historical write-off percentage over the last two years. In addition, the allowance for uncollectible accounts includes reserves for customer credits and cash discounts, which are also estimated based on past experience.

Depreciation of Plant and Equipment — The Company's U.S. businesses compute depreciation on an accelerated basis, as follows:

Buildings and improvements	150% declining balance
Machinery and equipment	200% declining balance

The majority of the international businesses compute depreciation on a straight-line basis to conform to their local statutory accounting and tax regulations.

Income Taxes — The Company provides deferred income tax assets and liabilities based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities based on currently enacted tax laws. The Company's deferred and other tax balances are based on management's interpretation of the tax regulations and rulings in numerous taxing jurisdictions. Income tax expense and liabilities recognized by the Company also reflect its best estimates and assumptions regarding, among other things, the level of future taxable income, the effect of the Company's various tax planning strategies and uncertain tax positions. Future tax authority rulings and changes in tax laws, changes in projected levels of taxable income and future tax planning strategies could affect the actual effective tax rate and tax balances recorded by the Company.

Goodwill and Intangible Assets — The Company's business acquisitions typically result in recording goodwill and other intangible assets, which are a significant portion of the Company's total assets and affect the amount of amortization expense and impairment charges that the Company could incur in future periods. The Company follows the guidance prescribed in the accounting standards to test goodwill and intangible assets for impairment. On an annual basis, or more frequently if triggering events occur, the Company compares the estimated fair value of its 52 reporting units to the carrying value of each reporting unit to determine if a potential goodwill impairment exists. If the fair value of a reporting unit is less than its carrying value, an impairment loss, if any, is recorded for the difference between the implied fair value and the carrying value of the reporting unit's goodwill. In calculating the fair value of the reporting units or specific intangible assets, management relies on a number of factors, including operating results, business plans, economic projections, anticipated future cash flows, comparable transactions and other market data. There are inherent uncertainties related to these factors and management's judgment in applying them in the impairment tests of goodwill and other intangible assets.

As of December 31, 2011, the Company had total goodwill and intangible assets of $7.4 billion allocated to its 52 reporting units. Although there can be no assurance that the Company will not incur additional impairment charges related to its goodwill and other intangible assets, the Company generally believes the risk of significant impairment charges is lessened by the number of diversified businesses and end markets represented by its 52 reporting units that have goodwill and other intangible assets. In addition, the individual businesses in many of the reporting units have been acquired over a long period of time, and in many cases have been able to improve their performance, primarily as a result of the application of the Company's 80/20 business simplification process. The amount of goodwill and other intangible assets allocated to individual reporting units range from approximately $5 million to $830 million, with the average amount equal to $140 million.

Fair value determinations require considerable judgment and are sensitive to changes in the factors described above. Due to the inherent uncertainties associated with these factors and economic conditions in the Company's global end markets, impairment charges related to one or more reporting units could occur in future periods.

Pension and Other Postretirement Benefits — The Company has various company-sponsored defined benefit retirement plans covering a substantial portion of U.S. employees and many employees outside the United States. Pension and other postretirement expense and obligations are determined based on actuarial valuations. Pension benefit obligations are generally based on each participant's years of service, future compensation, and age at retirement or termination. Important assumptions in determining pension and postretirement expense and obligations are the discount rate, the expected long-term return on plan assets and healthcare cost trend rates. See the Pension and Other Postretirement Benefits note in Item 8. Financial Statements and Supplementary Data for additional discussion of actuarial assumptions used in determining pension and postretirement health care liabilities and expenses.

The Company determines the discount rate used to measure plan liabilities as of the December 31 measurement date for the U.S. primary pension plan. The discount rate reflects the current rate at which the associated liabilities could theoretically be effectively settled at the end of the year. In estimating this rate, the Company looks at rates of return on high-quality fixed income investments, with similar duration to the liabilities in the plan. A 25 basis point decrease in the discount rate would increase the present value of the U.S. primary pension plan obligation by approximately $32 million.

The expected long-term return on plan assets is based on historical and expected long-term returns for similar investment allocations among asset classes. For the U.S. primary pension plan, the Company's assumption for the expected return on plan assets was 8.0% for 2011 and will be 8.0% for 2012. A 25 basis point decrease in the expected return on plan assets would increase the annual pension expense by approximately $3 million. See the Pension and Other Postretirement Benefits note in Item 8. Financial Statements and Supplementary Data for information on how this rate is determined.

ITEM 7A. *Quantitative and Qualitative Disclosures About Market Risk*

MARKET RISK

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates relates primarily to the Company's debt.

The following table presents the Company's debt for which fair value is subject to changing market interest rates:

In Thousands	6.55% Preferred Debt Securities Due Dec 31, 2011	5.15% Notes Due Apr 1, 2014	5.25% Euro Notes Due Oct 1, 2014	6.25% Notes Due Apr 1, 2019	4.88% Notes Due thru Dec 31, 2020	3.375% Notes Due Sep 15, 2021	4.875% Notes Due Sep 15, 2041
As of December 31, 2011:							
Estimated cash outflow by year of principal maturity							
2012	$250,000	$ —	$ —	$ —	$10,233	$ —	$ —
2013	—	—	—	—	4,312	—	—
2014	—	800,000	972,000	—	2,664	—	—
2015	—	—	—	—	1,018	—	—
2016	—	—	—	—	131	—	—
2017 and thereafter	—	—	—	700,000	3,596	350,000	650,000
Estimated fair value	250,000	876,800	1,064,218	871,668	24,362	367,574	760,533
Carrying value	250,000	799,693	971,465	699,912	21,954	348,476	640,551
As of December 31, 2010:							
Total estimated cash outflow	$250,000	$800,000	$1,002,750	$700,000	$21,954	$ —	$ —
Estimated fair value	263,750	882,480	1,098,412	816,200	23,471	—	—
Carrying value	249,949	799,567	1,002,016	699,903	21,954	—	—

Foreign Currency Risk

The Company operates in the United States and 57 other countries. In general, the Company's products are primarily manufactured and sold within the same country. The initial funding for the foreign manufacturing operations was provided primarily through the permanent investment of equity capital from the U.S. parent company. Therefore, the Company and its subsidiaries do not have significant assets or liabilities denominated in currencies other than their functional currencies. As such, the Company does not have any significant derivatives or other financial instruments that are subject to foreign currency risk at December 31, 2011 or 2010.

In October 2007, the Company issued €750.0 million of 5.25% Euro notes due October 1, 2014. The Company has significant operations with the Euro as their functional currency. The Company believes that the Euro cash flows from these businesses will be adequate to fund the debt obligations under these notes.

ITEM 8. ***Financial Statements and Supplementary Data***

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Illinois Tool Works Inc. (the "Company" or "ITW") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). ITW's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

ITW management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on our assessment we believe that, as of December 31, 2011, the Company's internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2011 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report herein.

/s/ David B. Speer
David B. Speer
Chairman & Chief Executive Officer
February 17, 2012

/s/ Ronald D. Kropp
Ronald D. Kropp
Senior Vice President & Chief Financial Officer
February 17, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Illinois Tool Works Inc.:

We have audited the accompanying statement of financial position of Illinois Tool Works Inc. and Subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related statements of income, income reinvested in the business, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. We also have audited the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management report on internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Illinois Tool Works Inc. and Subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in the International Reporting Lag note within the Notes to Financial Statements, on January 1, 2011, the Company elected to change its method of accounting to eliminate a one-month lag for reporting its international operations outside of North America, which was retrospectively adjusted in the Company's 2010 and 2009 consolidated financial statements.

/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
Chicago, Illinois
February 17, 2012

Statement of Income
Illinois Tool Works Inc. and Subsidiaries

In Thousands except for per share amounts	For the Years Ended December 31 2011	2010	2009
Operating Revenues	$17,786,583	$15,415,692	$13,572,996
Cost of revenues	11,517,885	9,996,668	8,953,380
Selling, administrative, and research and development expenses	3,282,352	2,956,574	2,933,616
Amortization of intangible assets	255,338	207,427	197,469
Impairment of goodwill and other intangible assets	—	1,006	105,568
Operating Income	2,731,008	2,254,017	1,382,963
Interest expense	(192,133)	(175,163)	(164,589)
Other income (expense)	53,839	9,984	(4,454)
Income from Continuing Operations Before Income Taxes	2,592,714	2,088,838	1,213,920
Income taxes	575,700	636,400	245,282
Income from Continuing Operations	2,017,014	1,452,438	968,638
Income from Discontinued Operations	54,370	50,514	4,059
Net Income	$ 2,071,384	$ 1,502,952	$ 972,697
Income Per Share from Continuing Operations:			
Basic	$ 4.10	$ 2.90	$ 1.94
Diluted	$ 4.08	$ 2.89	$ 1.93
Income Per Share from Discontinued Operations:			
Basic	$ 0.11	$ 0.10	$ 0.01
Diluted	$ 0.11	$ 0.10	$ 0.01
Net Income Per Share:			
Basic	$ 4.21	$ 3.00	$ 1.94
Diluted	$ 4.19	$ 2.99	$ 1.94

The Notes to Financial Statements are an integral part of this statement.

Statement of Income Reinvested in the Business
Illinois Tool Works Inc. and Subsidiaries

In Thousands	For the Years Ended December 31 2011	2010	2009
Beginning Balance	$10,407,946	$ 9,554,702	$ 9,196,465
Net income	2,071,384	1,502,952	972,697
Cash dividends declared	(685,146)	(649,708)	(620,679)
Cumulative effect of adopting new accounting principles, net of tax	—	—	6,219
Ending Balance	$11,794,184	$10,407,946	$ 9,554,702

Statement of Comprehensive Income
Illinois Tool Works Inc. and Subsidiaries

In Thousands	For the Years Ended December 31 2011	2010	2009
Net Income	$2,071,384	$1,502,952	$ 972,697
Other Comprehensive Income:			
Foreign currency translation adjustments	(140,521)	153,230	301,112
Pension and other postretirement benefit adjustments, net of tax	(62,411)	24,966	(62,271)
Comprehensive Income	$1,868,452	$1,681,148	$1,211,538

The Notes to Financial Statements are an integral part of these statements.

Statement of Financial Position
Illinois Tool Works Inc. and Subsidiaries

In Thousands except shares	December 31 2011	December 31 2010
Assets		
Current Assets:		
Cash and equivalents	$ 1,177,875	$ 1,186,367
Trade receivables	2,818,892	2,581,592
Inventories	1,715,859	1,634,856
Deferred income taxes	365,905	301,486
Prepaid expenses and other current assets	384,491	266,187
Assets held for sale	386,324	—
Total current assets	6,849,346	5,970,488
Plant and Equipment:		
Land	248,250	264,875
Buildings and improvements	1,566,742	1,574,593
Machinery and equipment	3,972,417	3,930,502
Equipment leased to others	187,387	187,284
Construction in progress	112,501	104,440
Gross plant and equipment	6,087,297	6,061,694
Accumulated depreciation	(4,061,901)	(3,995,538)
Net plant and equipment	2,025,396	2,066,156
Investments	408,906	440,760
Goodwill	5,197,601	4,971,818
Intangible assets	2,233,378	1,731,016
Deferred income taxes	633,832	615,326
Other assets	635,055	616,747
	$17,983,514	$16,412,311
Liabilities and Stockholders' Equity		
Current Liabilities:		
Short-term debt	$ 502,063	$ 326,236
Accounts payable	696,776	749,489
Accrued expenses	1,435,603	1,391,396
Cash dividends payable	174,099	169,233
Income taxes payable	56,517	386,498
Deferred income taxes	4,821	—
Liabilities held for sale	106,848	—
Total current liabilities	2,976,727	3,022,852
Noncurrent Liabilities:		
Long-term debt	3,488,198	2,542,087
Deferred income taxes	116,954	194,590
Other liabilities	1,367,571	1,080,783
Total noncurrent liabilities	4,972,723	3,817,460
Stockholders' Equity:		
Common stock:		
Issued—542,500,435 shares in 2011 and 538,505,782 shares in 2010	5,425	5,385
Additional paid-in-capital	686,155	460,806
Income reinvested in the business	11,794,184	10,407,946
Common stock held in treasury	(2,692,196)	(1,740,682)
Accumulated other comprehensive income	224,223	427,155
Noncontrolling interest	16,273	11,389
Total stockholders' equity	10,034,064	9,571,999
	$17,983,514	$16,412,311

The Notes to Financial Statements are an integral part of this statement.

Statement of Cash Flows
Illinois Tool Works Inc. and Subsidiaries

In Thousands	For the Years Ended December 31 2011	2010	2009
Cash Provided by (Used for) Operating Activities:			
Net income	$ 2,071,384	$ 1,502,952	$ 972,697
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	336,495	334,786	376,226
Amortization and impairment of goodwill and other intangible assets	257,514	214,000	308,615
Change in deferred income taxes	(175,923)	(142,729)	(481,803)
Provision for uncollectible accounts	4,553	4,390	17,543
(Gain) loss on sale of plant and equipment	(2,011)	(701)	1,596
Income from investments	(17,486)	(20,808)	(4,944)
(Gain) loss on disposal of operations and affiliates	1,899	(12,627)	34,315
Stock compensation expense	56,374	56,443	51,858
Other non-cash items, net	(5,766)	(1,810)	(1,086)
Change in assets and liabilities:			
(Increase) decrease in –			
Trade receivables	(302,952)	(170,579)	223,055
Inventories	(50,577)	(223,597)	576,932
Prepaid expenses and other assets	(50,238)	(38,723)	509
Increase (decrease) in –			
Accounts payable	(54,977)	69,543	(19,636)
Accrued expenses and other liabilities	51,586	66,533	(246,370)
Income taxes receivable and payable	(182,416)	(148,796)	355,561
Other, net	18,549	36	2,484
Net cash provided by operating activities	1,956,008	1,488,313	2,167,552
Cash Provided by (Used for) Investing Activities:			
Acquisition of businesses (excluding cash and equivalents) and additional interest in affiliates	(1,308,164)	(497,435)	(281,404)
Additions to plant and equipment	(353,408)	(287,759)	(255,739)
Purchases of investments	(5,641)	(16,047)	(17,586)
Proceeds from investments	36,516	26,438	20,215
Proceeds from sale of plant and equipment	17,079	18,427	26,736
Proceeds from sale of operations and affiliates	21,918	63,197	17,259
Other, net	12,569	20,787	(23,481)
Net cash used for investing activities	(1,579,131)	(672,392)	(514,000)
Cash Provided by (Used for) Financing Activities:			
Cash dividends paid	(680,280)	(636,200)	(619,681)
Issuance of common stock	153,100	114,844	101,733
Repurchases of common stock	(950,000)	(350,000)	—
Net proceeds (repayments) of debt with original maturities of three months or less	166,592	(157,286)	(1,615,998)
Proceeds from debt with original maturities of more than three months	989,596	1,437	2,153,440
Repayments of debt with original maturities of more than three months	(8,655)	(34,236)	(1,279,869)
Excess tax benefits from share-based compensation	8,199	8,787	4,051
Net cash used for financing activities	(321,448)	(1,052,654)	(1,256,324
Effect of Exchange Rate Changes on Cash and Equivalents	(63,921)	76,934	87,951
Cash and Equivalents:			
Increase (decrease) during the year	(8,492)	(159,799)	485,179
Beginning of year	1,186,367	1,346,166	860,987
End of year	$ 1,177,875	$ 1,186,367	$ 1,346,166
Cash Paid During the Year for Interest	$ 168,331	$ 174,974	$ 156,144
Cash Paid During the Year for Income Taxes, Net of Refunds	$ 978,257	$ 960,013	$ 355,069
Liabilities Assumed from Acquisitions	$ 200,028	$ 216,478	$ 57,863

The Notes to Financial Statements are an integral part of this statement.

Notes to Financial Statements

The Notes to Financial Statements furnish additional information on items in the financial statements. The notes have been arranged in the same order as the related items appear in the statements.

Illinois Tool Works Inc. (the "Company" or "ITW") is a multinational manufacturer of a diversified range of industrial products and equipment with operations in 58 countries. The Company primarily serves the construction, general industrial, food institutional/restaurant, automotive OEM/tiers, automotive aftermarket, and food and beverage markets.

Significant accounting principles and policies of the Company are in italics. Certain reclassifications of prior years' data have been made to conform to current year reporting.

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes to financial statements. Actual results could differ from those estimates. The significant estimates included in the preparation of the financial statements are related to inventories, trade receivables, plant and equipment, income taxes, goodwill and intangible assets, product liability matters, litigation, product warranties, pensions, other postretirement benefits, environmental matters and stock options.

International Reporting Lag — Prior to 2011, the Company's international operations outside of North America had a fiscal reporting period that began on December 1 and ended on November 30. Effective January 1, 2011, the Company eliminated the one month lag for the reporting of its international operations outside of North America. As a result, the Company is now *reporting both North American and international results on a calendar year basis.* The Company determined that the elimination of the one month reporting lag was preferable because the same period-end reporting date improves overall financial reporting as the impact of current events, economic conditions and global trends are consistently reflected in the financial statements of the North American and international business units.

The Company has applied this change in accounting principle retrospectively to all prior financial statement periods presented. The impact of the elimination of the one month reporting lag for international operations outside of North America for the years ended December 31, 2010 and 2009 was as follows:

In Thousands Except per Share Amounts	Increase (Decrease)	
	2010	2009
Operating revenues	$(21,796)	$ 91,574
Income from continuing operations	(24,877)	26,023
Income from continuing operations per diluted share	(0.04)	0.05
Net income	(24,241)	25,688
Net income per diluted share	(0.04)	0.05

The cumulative effect of adopting this change in accounting principle was recorded as an after-tax increase of $7,274,000 to income reinvested in the business as of January 1, 2009.

Consolidation and Translation — *The financial statements include the Company and its majority-owned subsidiaries. All significant intercompany transactions are eliminated from the financial statements.*

Foreign subsidiaries' assets and liabilities are translated to U.S. dollars at end-of-period exchange rates. Revenues and expenses are translated at average rates for the period. Translation adjustments are reported as a component of accumulated other comprehensive income in stockholders' equity.

Discontinued Operations — The Company periodically reviews its operations for businesses which may no longer be aligned with its long-term objectives. In April 2011, the Company entered into a definitive agreement to sell its finishing group of businesses included within the All Other segment to Graco Inc. in a $650,000,000 cash transaction. In December 2011, the Federal Trade Commission ("FTC") filed a complaint challenging Graco's acquisition of the finishing business. The Company intends to divest the finishing business in 2012. The finishing business has been classified as held for sale beginning in the second quarter of 2011.

In the second quarter of 2011, the Company's Board of Directors approved plans to divest a consumer packaging business in the All Other segment and an electronic components business in the Power Systems & Electronics segment. The electronic components business was sold in the fourth quarter of 2011. The Company expects to divest the consumer packaging business in 2012. The consumer packaging business has been classified as held for sale beginning in the second quarter of 2011.

The Company exited a flooring business in the Decorative Surfaces segment in early 2011 and sold a security printing business in the All Other segment in the third quarter of 2010.

In 2008, the Company's Board of Directors authorized the divestiture of the Click Commerce industrial software business which was previously reported in the All Other segment. In the second quarter of 2009, the Company completed the sale of the Click Commerce business. Additionally, in 2009, the Company sold an automotive components business which was previously reported in the Transportation segment.

The consolidated statement of income and the notes to financial statements have been restated to present the operating results of the held for sale and previously divested or exited businesses discussed above as discontinued operations for 2011, 2010 and 2009.

Results of the discontinued operations for the years ended December 31, 2011, 2010 and 2009 were as follows:

In Thousands	2011	2010	2009
Operating revenues	$470,252	$432,705	$420,609
Income before taxes	$ 81,602	$ 84,912	$ 5,080
Income tax expense	(27,232)	(34,398)	(1,021)
Income from discontinued operations	$ 54,370	$ 50,514	$ 4,059

Income before taxes from discontinued operations included a $3,675,000 loss related to the sale of the electronics components business in 2011, a $19,559,000 gain related to the sale of the security printing business in 2010, and losses of $27,665,000 related to the sale of the Click Commerce and automotive components businesses in 2009.

There were no businesses held for sale as of December 31, 2010 and 2009. The assets and liabilities of the held for sale finishing and consumer packaging businesses discussed above were included in assets and liabilities held for sale in the statement of financial position as of December 31, 2011 as follows:

In Thousands	December 31, 2011
Trade receivables	$ 71,684
Inventories	55,642
Net plant and equipment	44,635
Goodwill and intangible assets	201,526
Other	12,837
Total assets held for sale	$386,324
Accounts payable	$ 21,672
Accrued expenses	54,723
Other	30,453
Total liabilities held for sale	$106,848

Acquisitions—*The Company accounts for acquisitions under the acquisition method, in which assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition. The operating results of the acquired companies are included in the Company's consolidated financial statements from the date of acquisition.* Acquisitions, individually and in the aggregate, did not materially affect the Company's results of operations or financial position for any period presented. Summarized information related to acquisitions is as follows:

In Thousands except number of acquisitions	2011	2010	2009
Number of acquisitions	28	24	20
Net cash paid during the year	$1,308,164	$497,435	$281,404

The premium over tangible net assets recorded for acquisitions based on purchase price allocations during 2011, 2010 and 2009 was as follows:

In Thousands except for weighted-average lives (years)	2011 Weighted-Average Life	2011 Premium Recorded	2010 Weighted-Average Life	2010 Premium Recorded	2009 Weighted-Average Life	2009 Premium Recorded
Goodwill		$ 475,634		$219,222		$ 95,936
Amortizable intangible assets:						
Customer lists and relationships	12.2	362,387	11.8	120,845	10.7	48,152
Patents and proprietary technology	9.6	98,117	10.9	31,986	12.3	30,421
Trademarks and brands	17.3	245,295	14.9	70,667	14.0	19,732
Noncompete agreements	5.0	26,818	5.3	4,617	6.2	8,859
Other	1.8	10,307	4.9	12,572	4.4	6,846
Total amortizable intangible assets	13.1	742,924	12.1	240,687	10.9	114,010
Indefinite-lived intangible assets:						
Trademarks and brands		5,481		—		12,254
Total premium recorded		$1,224,039		$459,909		$222,200

Of the total goodwill recorded for acquisitions, the Company expects goodwill of $302,146,000 in 2011, $51,304,000 in 2010 and $72,216,000 in 2009 will be tax deductible.

On January 1, 2009, the Company adopted new accounting guidance related to business combinations. The new accounting guidance requires an entity to recognize assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. The new guidance also requires prospectively that (1) acquisition-related costs be expensed as incurred; (2) restructuring costs generally be recognized as a post-acquisition expense; and (3) changes in deferred tax asset valuation allowances and income tax uncertainties after the measurement period impact income tax expense. Upon adoption of the new guidance, the Company recorded an after-tax charge to income reinvested in the business of $1,055,000 in 2009.

Operating Revenues *are recognized when persuasive evidence of an arrangement exists, product has shipped and the risks and rewards of ownership have transferred or services have been rendered, the price to the customer is fixed or determinable, and collectibility is reasonably assured,* which is generally at the time of product shipment. Typical sales arrangements are for standard products and provide for transfer of ownership and risk of loss at the time of shipment. *In limited circumstances where significant obligations to the customer are unfulfilled at the time of shipment, typically involving installation and customer acceptance, revenue recognition is deferred until such obligations have been completed. Customer allowances and rebates, consisting primarily of volume discounts and other short-term incentive programs, are estimated at the time of sale based on historical experience and known trends and are recorded as a reduction in reported revenues.* No single customer accounted for more than 5% of consolidated revenues in 2011, 2010 or 2009.

In October 2009, new accounting guidance was issued on multiple-deliverable revenue arrangements. The new accounting guidance amends the accounting for multiple-deliverable arrangements to enable the vendor to account for product or services separately rather than as a combined unit. The guidance establishes a hierarchy for determining the selling price of a deliverable, which is based on: (1) vendor-specific objective evidence, (2) third-party evidence or (3) estimates. The Company adopted the new accounting guidance on January 1, 2011, and the adoption did not materially affect the Company's financial position or results of operations.

Research and Development Expenses *are recorded as expense in the year incurred.* These costs were $242,979,000 in 2011, $213,339,000 in 2010 and $191,859,000 in 2009.

Rental Expense was $178,439,000 in 2011, $165,171,000 in 2010 and $170,561,000 in 2009. Future minimum lease payments under non-cancellable leases for the years ending December 31 are as follows:

In Thousands	
2012	$156,760
2013	123,549
2014	92,642
2015	65,566
2016	50,948
2017 and future years	87,348
	$576,813

Advertising Expenses *are recorded as expense in the year incurred.* These costs were $87,965,000 in 2011, $72,016,000 in 2010 and $63,290,000 in 2009.

Other Income (Expense) consisted of the following:

In Thousands	2011	2010	2009
Interest income	$40,276	$24,065	$16,649
Investment income	17,486	20,808	4,944
Losses on foreign currency transactions	(4,272)	(16,664)	(21,284)
Other, net	349	(18,225)	(4,763)
	$53,839	$ 9,984	$ (4,454)

Income Taxes—*The Company utilizes the asset and liability method of accounting for income taxes. Deferred income taxes are determined based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities given the provisions of the enacted tax laws.* The components of the provision for income taxes were as shown below:

In Thousands	2011	2010	2009
U.S. Federal income taxes:			
Current	$514,798	$396,880	$226,615
Deferred	(33,733)	(45,630)	(21,213)
Benefit of net operating loss and foreign tax credits carryforwards	—	—	(85,898)
	481,065	351,250	119,504
Foreign income taxes:			
Current	147,425	266,384	334,227
Deferred	(82,069)	(19,615)	(189,995)
Benefit of net operating loss carryforwards	(4,237)	(3,134)	(30,820)
	61,119	243,635	113,412
State income taxes:			
Current	65,122	51,530	38,836
Deferred	(31,357)	(2,837)	(22,527)
Benefit of net operating loss carryforwards	(249)	(7,178)	(3,943)
	33,516	41,515	12,366
	$575,700	$636,400	$245,282

Income from continuing operations before income taxes for domestic and foreign operations was as follows:

In Thousands	2011	2010	2009
Domestic	$1,452,268	$1,216,749	$ 473,341
Foreign	1,140,446	872,089	740,579
	$2,592,714	$2,088,838	$1,213,920

The reconciliation between the U.S. Federal statutory tax rate and the effective tax rate was as follows:

	2011	2010	2009
U.S. Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of U.S. Federal tax benefit	1.1	1.2	0.8
Nondeductible goodwill impairment	—	—	2.5
Differences between U.S. Federal statutory and foreign tax rates	(2.7)	(2.0)	(3.3)
Nontaxable foreign interest income	(3.6)	(3.4)	(4.6)
Foreign tax credit related to a global legal structure reorganization	—	—	(7.0)
German tax audit settlement	—	—	(4.7)
Australian court decision	(6.4)	—	—
Tax effect of foreign dividends	0.4	0.5	1.3
Tax relief for U.S. manufacturers	(1.3)	(1.3)	(0.7)
Other, net	(0.3)	0.5	0.9
Effective tax rate	22.2%	30.5%	20.2%

Deferred U.S. Federal income taxes and foreign withholding taxes have not been provided on the remaining undistributed earnings of certain international subsidiaries of approximately $6,300,000,000 and $5,700,000,000 as of December 31, 2011 and 2010, respectively, as these earnings are considered permanently invested. Upon repatriation of these earnings to the U.S. in the form of dividends or otherwise, the Company may be subject to U.S. income taxes and foreign withholding taxes. The actual U.S. tax cost would depend on income tax laws and circumstances at the time of distribution. Determination of the related tax liability is not practicable because of the complexities associated with the hypothetical calculation.

The components of deferred income tax assets and liabilities at December 31, 2011 and 2010 were as follows:

	2011		2010	
In Thousands	Asset	Liability	Asset	Liability
Goodwill and intangible assets	$ 355,412	$(786,815)	$ 386,662	$(758,136)
Inventory reserves, capitalized tax cost and LIFO inventory	75,974	(12,999)	65,592	(11,961)
Investments	36,017	(56,626)	33,849	(57,196)
Plant and equipment	27,665	(106,839)	37,017	(90,505)
Accrued expenses and reserves	78,961	—	77,169	—
Employee benefit accruals	350,829	—	335,668	—
Foreign tax credit carryforwards	11,806	—	94,100	—
Net operating loss carryforwards	622,607	—	528,915	—
Capital loss carryforwards	34,499	—	34,564	—
Allowances for uncollectible accounts	19,864	—	17,813	—
Pension liabilities	113,423	—	116,268	—
Deferred intercompany deductions	460,423	—	240,233	—
Other	123,554	(21,206)	115,794	(32,059)
Gross deferred income tax assets (liabilities)	2,311,034	(984,485)	2,083,644	(949,857)
Valuation allowances	(448,587)	—	(411,565)	—
Total deferred income tax assets (liabilities)	$1,862,447	$(984,485)	$1,672,079	$(949,857)

Valuation allowances are established when it is estimated that it is more likely than not that the tax benefit of the deferred tax asset will not be realized. The valuation allowances recorded at December 31, 2011 and 2010 relate primarily to certain net operating loss carryforwards and capital loss carryforwards.

At December 31, 2011, the Company had net operating loss carryforwards available to offset future taxable income in the U.S. and certain foreign jurisdictions, which expire as follows:

In Thousands	Gross Net Operating Loss Carryforwards
2012	$ 8,610
2013	8,116
2014	5,932
2015	6,945
2016	8,247
2017	10,813
2018	32,390
2019	76,834
2020	83,794
2021	18,728
2022	14,639
2023	12,518
2024	12,324
2025	11,065
2026	1,622
2027	4,928
2028	3,493
2029	4,490
2030	5,476
Do not expire	1,704,783
	$2,035,747

The Company has foreign tax credit carryovers of $871,000 as of December 31, 2011 and $94,100,000 as of December 31, 2010 that are available for use by the Company between 2012 and 2020.

The changes in the amount of unrecognized tax benefits during 2011, 2010 and 2009 were as follows:

In Thousands	2011	2010	2009
Beginning balance	$717,711	$724,777	$799,647
Additions based on tax positions related to the current year	43,042	57,491	122,714
Additions for tax positions of prior years	74,178	56,034	122,241
Reductions for tax positions of prior years	(16,305)	(96,161)	(17,973)
Settlements	(376,598)	—	(383,058)
Foreign currency translation	(4,850)	(24,430)	81,206
Ending balance	$437,178	$717,711	$724,777

Included in the balance at December 31, 2011 are approximately $437,000,000 of tax positions that, if recognized, would impact the Company's effective tax rate.

The Company has been litigating its dispute with the Australian Tax Office over the tax treatment of an intercompany financing transaction between the U.S. and Australia. The case was heard before the Federal Court of Australia, Victoria, in September 2010. The proceedings resulted from the Company's appeal of a decision by the Australian Tax Commissioner to disallow income tax deductions for the income tax years 2002 through 2005 and the assessment of withholding taxes for income tax year 2003. The Company also contested the Commissioner's similar determination for income tax years 2006 and 2007; however, the parties agreed to follow the Court's decision made on the earlier years. On February 4, 2011, the Federal Court of Australia, Victoria, decided in the Company's favor with respect to a significant portion of the income tax deductions. The Court issued the final orders on February 18, 2011. Based on this decision, the Company decreased its unrecognized tax benefits related to this matter by approximately $197,000,000 and recorded a favorable discrete non-cash tax benefit to reduce tax expense by $165,927,000 in the first quarter of 2011. The Australian Tax Office has appealed the timing of certain of the deductions, the outcome of which is not expected to be material.

During the first quarter of 2011, the Company resolved an issue with the Internal Revenue Service in the United States related to a deduction for foreign exchange losses on an intercompany loan that resulted in a decrease in unrecognized tax benefits of approximately $179,000,000.

In March 2010, the Patient Protection and Affordable Care Act and Health Care and Education Reconciliation Act were signed into law. As a result, future tax deductions for retiree prescription drug coverage will be reduced by the amount of subsidies received starting in 2013. In the first quarter of 2010, the Company recorded a discrete tax charge of $21,881,000 for the impact of the health care reform legislation.

The Company settled several items during 2009 related to its German and U.S. tax audits. The most significant issues related to a financing transaction, leveraged leases and mortgage-backed securities.

The Company files numerous consolidated and separate tax returns in the U.S. Federal jurisdiction and in many state and foreign jurisdictions. The following table summarizes the open tax years for the Company's major jurisdictions:

Jurisdiction	Open Tax Years
United States – Federal	2004-2011
United Kingdom	2000-2011
Germany	2006-2011
France	2004-2011
Australia	2002-2011

The Company recognizes interest and penalties related to income tax matters in income tax expense. The accrual for interest and penalties, as of December 31, 2011 and 2010 was $1,775,000 and $40,000,000, respectively.

Income Per Share from Continuing Operations *is computed by dividing income from continuing operations by the weighted-average number of shares outstanding for the period. Income from continuing operations per diluted share is computed by dividing income from continuing operations by the weighted-average number of shares assuming dilution for stock options and restricted stock units.* Dilutive shares reflect the potential additional shares that would be outstanding if the dilutive stock options outstanding were exercised and the unvested restricted stock units vested during the period. The computation of income per share from continuing operations was as follows:

In Thousands except per share amounts	2011	2010	2009
Income from continuing operations	$2,017,014	$1,452,438	$968,638
Income per share from continuing operations – Basic:			
Weighted-average common shares	491,439	500,772	500,177
Income per share from continuing operations – Basic	$ 4.10	$ 2.90	$ 1.94
Income per share from continuing operations – Diluted:			
Weighted-average common shares	491,439	500,772	500,177
Effect of dilutive stock options and restricted stock units	3,207	2,578	1,744
Weighted-average common shares assuming dilution	494,646	503,350	501,921
Income per share from continuing operations—Diluted	$ 4.08	$ 2.89	$ 1.93

Options that were considered antidilutive were not included in the computation of diluted income per share from continuing operations. The antidilutive options outstanding as of December 31, 2011, 2010 and 2009 were 5,005,664, 10,434,146 and 14,581,559, respectively.

Cash and Equivalents included interest-bearing instruments of $551,342,000 at December 31, 2011 and $694,272,000 at December 31, 2010. *Interest-bearing instruments have maturities of 90 days or less and are stated at cost, which approximates fair value.*

Trade Receivables were net of allowances for uncollectible accounts. The changes in the allowances for uncollectible accounts during 2011, 2010 and 2009 were as follows:

In Thousands	2011	2010	2009
Beginning balance	$ (70,235)	$ (76,459)	$ (78,320)
Provision charged to expense	(4,553)	(4,390)	(17,543)
Write-offs, net of recoveries	10,159	12,513	24,799
Acquisitions and divestitures	(3,657)	(2,866)	(2,327)
Foreign currency translation	1,641	957	(3,209)
Transfer to assets held for sale	1,393	—	—
Other	27	10	141
Ending balance	$ (65,225)	$ (70,235)	$ (76,459)

Inventories at December 31, 2011 and 2010 were as follows:

In Thousands	2011	2010
Raw material	$ 596,129	$ 553,089
Work-in-process	155,896	165,292
Finished goods	963,834	916,475
	$1,715,859	$1,634,856

Inventories are stated at the lower of cost or market and include material, labor and factory overhead. The last-in, first-out ("LIFO") method is used to determine the cost of the inventories of approximately 44% of the U.S. inventories. Inventories priced at LIFO were approximately 22% and 21% of total inventories as of December 31, 2011 and 2010, respectively. *The first-in, first-out ("FIFO") method, which approximates current cost, is used for all other inventories.* If the FIFO method was used for all inventories, total inventories would have been approximately $127,725,000 and $122,888,000 higher than reported at December 31, 2011 and 2010, respectively.

Prepaid Expenses and Other Current Assets as of December 31, 2011 and 2010 were as follows:

In Thousands	2011	2010
Income tax refunds receivable	$111,663	$ 10,937
Value-added-tax receivables	65,196	59,954
Vendor advances	39,875	35,618
Insurance	24,082	21,111
Other	143,675	138,567
	$384,491	$266,187

Plant and Equipment *are stated at cost less accumulated depreciation. Renewals and improvements that increase the useful life of plant and equipment are capitalized. Maintenance and repairs are charged to expense as incurred.*

Depreciation was $334,331,000 in 2011, $327,520,000 in 2010 and $367,196,000 in 2009, and was reflected primarily in cost of revenues. Depreciation included in income from discontinued operations was $2,164,000 in 2011, $7,266,000 in 2010 and $9,030,000 in 2009. *Depreciation of plant and equipment for financial reporting purposes is computed on an accelerated basis for U.S. businesses and on a straight-line basis for a majority of the international businesses.*

The ranges of useful lives used to depreciate plant and equipment are as follows:

Buildings and improvements	5—50 years
Machinery and equipment	3—12 years
Equipment leased to others	Term of lease

Investments as of December 31, 2011 and 2010 consisted of the following:

In Thousands	2011	2010
Leases of equipment	$275,377	$281,067
Venture capital limited partnership	42,321	50,112
Properties held for sale	41,846	45,125
Property developments	26,081	25,454
Affordable housing limited partnerships	23,281	39,002
	$408,906	$440,760

Leases of Equipment

The components of the investment in leases of equipment at December 31, 2011 and 2010 were as shown below:

In Thousands	2011	2010
Leveraged and direct financing leases:		
Gross lease contracts receivable, net of nonrecourse debt service	$130,284	$145,687
Estimated residual value of leased assets	247,512	247,512
Unearned income	(109,834)	(120,863)
	267,962	272,336
Equipment under operating leases	7,415	8,731
	$275,377	$281,067

Deferred tax liabilities related to leases of equipment were $54,262,000 and $56,170,000 at December 31, 2011 and 2010, respectively.

The investment in leases of equipment at December 31, 2011 and 2010 consisted of the following types of equipment:

In Thousands	2011	2010
Telecommunications	$170,834	$178,946
Air traffic control	70,210	66,433
Aircraft	34,074	35,391
Manufacturing	259	297
	$275,377	$281,067

In 2002, the Company entered into leveraged leasing transactions related to mobile telecommunications equipment with two major European telecommunications companies with a cash investment of $144,676,000. In 2003, the Company entered into a leveraged lease transaction related to air traffic control equipment in Australia with a cash investment of $48,763,000. Under the terms of the telecommunications and air traffic control lease transactions, the lessees have made upfront payments to third-party financial institutions that are acting as payment undertakers. These payment undertakers are obligated to make the required scheduled payments directly to the nonrecourse debt holders and to the lessors, including the Company. In the event of default by the lessees, the Company has the right to recover its net investment from the payment undertakers. In addition, the lessees are required to purchase residual value insurance from a creditworthy third party at a date near the end of the lease term.

Income from leveraged leases was $13,372,000, $10,513,000, and $7,618,000 for the years ended December 31, 2011, 2010 and 2009, respectively. *Unearned income related to leveraged leases is recognized as lease income over the life of the lease based on the effective yield of the lease. The Company adjusts recognition of lease income on its leveraged leases when there is a change in the assumptions affecting total income or the timing of cash flows associated with the lease. The residual values of leased assets are estimated at the inception of the lease based on market appraisals and reviewed for impairment at least annually.*

Other Investments

The Company entered into a venture capital limited partnership in 2001 that invests primarily in late-stage venture capital opportunities. The Company has a 25% limited partnership interest and *accounts for this investment using the equity method, whereby the Company recognizes its proportionate share of the partnership's income or loss. The partnership's financial statements are prepared on a mark-to-market basis.*

The Company has entered into several affordable housing limited partnerships primarily to receive tax benefits in the form of tax credits and tax deductions from operating losses. *These affordable housing investments are accounted for using the effective yield method, in which the investment is amortized to income tax expense as the tax benefits are received. The tax credits are credited to income tax expense as they are allocated to the Company.*

The Company has invested in property developments with a residential construction developer through partnerships in which the Company has a 50% interest. *These partnership investments are accounted for using the equity method, whereby the Company recognizes its proportionate share of the partnerships' income or loss.*

Goodwill and Intangible Assets—Goodwill represents the excess cost over fair value of the net assets of purchased businesses. *The Company does not amortize goodwill and intangible assets that have indefinite lives. The Company performs an annual impairment assessment of goodwill and intangible assets with indefinite lives based on the estimated fair value of the related reporting unit or intangible asset.*

On January 1, 2009, the Company adopted new accounting guidance on fair value measurements for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value on a nonrecurring basis. The new accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants and provides guidance for measuring fair value and the necessary disclosures.

When performing its annual goodwill impairment assessment, the Company evaluates the goodwill assigned to each of its 52 reporting units for potential impairment by comparing the estimated fair value of the relevant reporting unit to the carrying value. The Company uses various valuation techniques to determine the fair value of its reporting units, including discounting estimated future cash flows based on a detailed cash flow forecast prepared by the relevant reporting unit, market multiples and quoted market prices of relevant public companies. If the fair value of a reporting unit is less than its carrying value, an impairment loss, if any, is recorded for the difference between the implied fair value and the carrying value of the reporting unit's goodwill.

The Company's indefinite-lived intangible assets consist of trademarks and brands. The estimated fair values of these intangible assets are determined based on a relief-of-royalty income approach derived from internally forecasted revenues of the related products. If the fair value of the trademark or brand is less than its carrying value, an impairment loss is recorded for the difference between the estimated fair value and carrying value of the intangible asset.

Amortization and impairment of goodwill and other intangible assets for the years ended December 31, 2011, 2010 and 2009 were as follows:

In Thousands	2011	2010	2009
Goodwill:			
Impairment	$ —	$ —	$ 90,000
Intangible Assets:			
Amortization	255,338	207,427	197,469
Impairment	—	1,006	15,568
	$255,338	$208,433	$303,037

Income from discontinued operations included intangible asset amortization of $2,176,000 in 2011, $5,567,000 in 2010 and $5,578,000 in 2009.

In 2011, the Company performed its annual goodwill and indefinite-lived intangible asset impairment assessment which resulted in no goodwill or intangible asset impairment charges.

In 2010, the Company performed its annual goodwill and indefinite-lived intangible asset impairment assessment which resulted in $1,006,000 of intangible asset impairment charges.

In the third quarter of 2009, the Company changed the date of its annual goodwill impairment assessment from the first quarter to the third quarter. This constituted a change in the method of applying an accounting principle that the Company believes is preferable, as it better aligns the timing of the Company's goodwill impairment assessment with the Company's annual business planning and forecasting process. In the third quarter of 2009, the Company performed its goodwill impairment assessment which resulted in a charge of $12,000,000 related to the truck remanufacturing and related parts and service reporting unit in the Transportation segment.

In the first quarter of 2009, the Company performed its annual goodwill impairment assessment which resulted in impairment charges of $60,000,000 related to the pressure sensitive adhesives reporting unit and $18,000,000 related to the PC board fabrication reporting unit, which are both included in the Power Systems & Electronics segment.

Also in 2009, intangible asset impairments of $15,568,000 were recorded related to certain trademarks, brands and patents. Approximately $5,800,000 of this total charge related to the PC board fabrication reporting unit and the remainder to various trademarks, brands and patents of other reporting units.

The impairments during 2009 were primarily related to new reporting units which were acquired over the preceding few years prior to the economic downturn in late 2008 and 2009. These charges were driven primarily by lower forecasts compared to the expected forecasts at the time the reporting units were acquired.

A summary of goodwill and intangible assets that were adjusted to fair value and the related impairment charges included in earnings for 2009 is as follows:

In Thousands	Book Value	Fair Value	Total Impairment Charges
Goodwill	$449,000	$359,000	$90,000
Intangible assets	98,544	82,976	15,568

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2011 and 2010 were as follows:

In Thousands	Transportation	Power Systems & Electronics	Industrial Packaging	Food Equipment	Construction Products	Polymers & Fluids	Decorative Surfaces	All Other	Total
Balance, Dec 31, 2009	$538,271	$ 420,829	$765,179	$209,025	$558,504	$739,101	$13,405	$1,532,799	$4,777,113
2010 activity:									
Acquisitions & divestitures	50,800	4,554	1,242	2,676	10,817	84,097	—	37,122	191,308
Impairment charges	—	—	—	—	—	—	—	—	—
Foreign currency translation	(4,456)	3,808	2,133	(7,408)	16,584	(1,020)	(179)	(6,065)	3,397
Intersegment goodwill transfers	(17,945)	(292)	936	—	(962)	22,252	—	(3,989)	—
Balance, Dec 31, 2010	566,670	428,899	769,490	204,293	584,943	844,430	13,226	1,559,867	4,971,818
2011 activity:									
Acquisitions & divestitures	118,286	242,257	25,166	(1,175)	5,515	49,843	—	24,206	464,098
Impairment charges	—	—	—	—	—	—	—	—	—
Foreign currency translation	(9,514)	(2,233)	(11,252)	(4,579)	(216)	(17,265)	(285)	(2,504)	(47,848)
Transfer of assets held for sale	—	(7,336)	—	—	—	—	—	(183,131)	(190,467)
Intersegment goodwill transfers	1,464	341,857	—	—	—	(156,441)	—	(186,880)	—
Balance, Dec 31, 2011	$676,906	$1,003,444	$783,404	$198,539	$590,242	$720,567	$12,941	$1,211,558	$5,197,601
Accumulated goodwill impairment charges, Dec 31, 2011	$ 36,276	$ 87,696	$114,079	$ 59,797	$ 6,574	$ 14,821	$ —	$ 46,484	$ 365,727

Intangible assets as of December 31, 2011 and 2010 were as follows:

In Thousands	2011 Cost	2011 Accumulated Amortization	2011 Net	2010 Cost	2010 Accumulated Amortization	2010 Net
Amortizable intangible assets:						
Customer lists and relationships	$1,608,027	$ (522,155)	$1,085,872	$1,252,748	$ (412,482)	$ 840,266
Patents and proprietary technology	561,205	(235,618)	325,587	467,226	(210,359)	256,867
Trademarks and brands	699,586	(157,373)	542,213	467,838	(119,010)	348,828
Software	201,009	(172,058)	28,951	199,560	(154,188)	45,372
Noncompete agreements	181,379	(148,088)	33,291	158,363	(135,754)	22,609
Other	116,994	(102,274)	14,720	110,105	(92,984)	17,121
Total amortizable intangible assets	3,368,200	(1,337,566)	2,030,634	2,655,840	(1,124,777)	1,531,063
Indefinite-lived intangible assets:						
Trademarks and brands	202,744	—	202,744	199,953	—	199,953
Total intangible assets	$3,570,944	$(1,337,566)	$2,233,378	$2,855,793	$(1,124,777)	$1,731,016

Amortizable intangible assets are being amortized primarily on a straight-line basis over their estimated useful lives of 3 to 20 years.

The estimated amortization expense of intangible assets for the future years ending December 31 is as follows:

In Thousands	
2012	$258,868
2013	237,114
2014	222,619
2015	211,273
2016	200,043

Other Assets as of December 31, 2011 and 2010 consisted of the following:

In Thousands	2011	2010
Cash surrender value of life insurance policies	$370,564	$362,401
Customer tooling	81,415	76,765
Prepaid pension assets	40,687	16,023
Noncurrent receivables	29,807	38,740
Other	112,582	122,818
	$635,055	$616,747

Pension and Other Postretirement Benefits – The Company has both funded and unfunded defined benefit pension and other postretirement benefit plans, predominately in the U.S. covering a majority of U.S. employees.

The U.S. primary pension plan provides benefits based on years of service and final average salary. The U.S. primary postretirement healthcare plan is contributory with the participants' contributions adjusted annually. The U.S. primary postretirement life insurance plan is noncontributory.

Beginning January 1, 2007, the U.S. primary pension and other postretirement benefit plans were closed to new participants. Newly hired employees and employees from acquired businesses that are not participating in these plans are eligible for additional Company contributions under the existing U.S. primary defined contribution retirement plans. The Company's expense related to defined contribution plans was $77,700,000 in 2011, $69,300,000 in 2010 and $66,000,000 in 2009.

In addition to the U.S. plans, the Company also has defined benefit pension plans in certain other countries, mainly the United Kingdom, Switzerland, Germany and Canada.

Summarized information regarding the Company's significant defined benefit pension and other postretirement benefit plans related to both continuing and discontinued operations is as follows:

	Pension			Other Postretirement Benefits		
In Thousands	2011	2010	2009	2011	2010	2009
Components of net periodic benefit cost:						
Service cost	$ 94,100	$ 94,104	$ 97,950	$13,430	$13,941	$12,567
Interest cost	116,331	110,484	120,109	29,532	29,995	30,506
Expected return on plan assets	(157,848)	(149,822)	(154,254)	(20,564)	(18,183)	(13,612)
Amortization of actuarial loss	39,359	26,092	8,436	415	40	40
Amortization of prior service cost (income)	777	736	(1,585)	6,448	6,445	6,423
Amortization of transition amount	16	47	164	—	—	—
Settlement/curtailment loss (income)	—	515	(11,947)	—	—	—
	$ 92,735	$ 82,156	$ 58,873	$29,261	$32,238	$35,924

Net periodic benefit cost was included in the statement of income as follows:

	Pension			Other Postretirement Benefits		
In Thousands	2011	2010	2009	2011	2010	2009
Income from continuing operations	$ 89,277	$ 79,980	$ 56,466	$28,916	$31,860	$35,560
Income from discontinued operations	3,458	2,176	2,407	345	378	364
	$ 92,735	$ 82,156	$ 58,873	$29,261	$32,238	$35,924

In Thousands	Pension		Other Postretirement Benefits	
	2011	2010	2011	2010
Change in benefit obligation:				
Benefit obligation at January 1	$2,300,740	$2,176,568	$ 559,423	$ 533,834
Service cost	94,100	94,104	13,430	13,941
Interest cost	116,331	110,484	29,532	29,995
Plan participants' contributions	8,100	4,642	15,273	15,241
Actuarial loss	78,634	31,830	251	10,824
Acquisitions	15,882	30,845	—	—
Benefits paid	(142,409)	(137,753)	(47,946)	(48,465)
Medicare subsidy received	—	—	3,136	4,053
Liabilities from (to) other immaterial plans	2,409	6,817	(4,074)	—
Settlement/curtailment loss	—	515	—	—
Foreign currency translation	(9,169)	(17,312)	—	—
Benefit obligation at December 31	$2,464,618	$2,300,740	$ 569,025	$ 559,423
Change in plan assets:				
Fair value of plan assets at January 1	$1,940,552	$1,750,904	$ 293,776	$ 259,753
Actual return on plan assets	108,495	187,688	3,357	34,023
Company contributions	130,535	73,720	32,673	33,224
Plan participants' contributions	8,100	4,642	15,273	15,241
Acquisitions	15,344	26,115	—	—
Benefits paid	(142,409)	(137,753)	(47,946)	(48,465)
Assets from other immaterial plans	—	44,860	—	—
Foreign currency translation	(6,706)	(9,624)	—	—
Fair value of plan assets at December 31	$2,053,911	$1,940,552	$ 297,133	$ 293,776
Funded status	$ (410,707)	$ (360,188)	$(271,892)	$(265,647)
Other immaterial plans	(63,655)	(62,664)	(7,458)	(3,105)
Net liability at December 31	$ (474,362)	$ (422,852)	$(279,350)	$(268,752)
The amounts recognized in the statement of financial position as of December 31 consist of:				
Assets held for sale	$ 75	$ —	$ —	$ —
Other assets	40,687	16,023	—	—
Accrued expenses	(21,459)	(15,378)	(7,767)	(9,025)
Liabilities held for sale	(12,757)	—	—	—
Other noncurrent liabilities	(480,908)	(423,497)	(271,583)	(259,727)
Net liability at end of year	$ (474,362)	$ (422,852)	$(279,350)	$(268,752)
The pre-tax amounts recognized in accumulated other comprehensive income consist of:				
Net actuarial loss (gain)	$ 848,368	$ 758,901	$ 15,406	$ (1,840)
Prior service cost	3,981	4,758	4,844	11,292
Net transition obligation	52	68	—	—
	$ 852,401	$ 763,727	$ 20,250	$ 9,452
Accumulated benefit obligation	$2,193,199	$2,084,663		
Plans with accumulated benefit obligation in excess of plan assets as of December 31:				
Projected benefit obligation	$1,837,761	$1,722,577		
Accumulated benefit obligation	$1,665,360	$1,582,158		
Fair value of plan assets	$1,413,557	$1,379,466		

Assumptions

The weighted-average assumptions used in the valuations of pension and other postretirement benefits were as follows:

	Pension			Other Postretirement Benefits		
	2011	2010	2009	2011	2010	2009
Assumptions used to determine benefit obligations at December 31:						
Discount rate	4.64%	5.05%	5.57%	4.95%	5.45%	5.80%
Rate of compensation increases	3.86	3.94	4.18	—	—	—
Assumptions used to determine net periodic benefit cost for years ended December 31:						
Discount rate	5.05%	5.57%	6.59%	5.45%	5.80%	6.50%
Expected return on plan assets	7.39	7.63	8.28	7.00	7.00	7.00
Rate of compensation increases	3.94	4.18	4.19	—	—	—

The expected long-term rates of return for pension and other postretirement benefit plans were developed using historical asset class returns while factoring in current market conditions such as inflation, interest rates and asset class performance.

Assumed health care cost trend rates have an effect on the amounts reported for the postretirement health care benefit plans. The assumed health care cost trend rates used to determine the postretirement benefit obligation at December 31 were as follows:

	2011	2010	2009
Health care cost trend rate assumed for the next year	8.50%	8.71%	8.21%
Ultimate trend rate	5.00%	5.00%	5.00%
Year the rate reaches the ultimate trend rate	2019	2020	2020

A one-percentage-point change in assumed health care cost trend rates would have the following impact:

In Thousands	1-Percentage-Point Increase	1-Percentage-Point Decrease
Change in service cost and interest cost for 2011	$ 964	$ (1,406)
Change in postretirement benefit obligation at December 31, 2011	$14,556	$(17,480)

Plan Assets

The Company's overall investment strategy for the assets in the pension funds is to achieve a balance between the goals of growing plan assets and keeping risk at a reasonable level over a long-term investment horizon. In order to reduce unnecessary risk, the pension funds are diversified across several asset classes, securities and investment managers. The target allocations for plan assets are 50% to 65% equity securities, 30% to 45% debt securities, 0% to 2% real estate and 0% to 10% in other types of investments. The Company does not use derivatives for the purpose of speculation, leverage, circumventing investment guidelines or taking risks that are inconsistent with specified guidelines.

The assets in the Company's postretirement health care plan are primarily invested in life insurance policies. The Company's overall investment strategy for the assets in the postretirement health care fund is to invest in assets that provide a reasonable tax exempt rate of return while preserving capital.

The following tables present the fair value of the Company's pension and other postretirement benefit plan assets at December 31, 2011 and 2010, by asset category and valuation methodology. Level 1 assets are valued using unadjusted quoted prices for identical assets in active markets. Level 2 assets are valued using quoted prices or other observable inputs for similar assets. Level 3 assets are valued using unobservable inputs, but reflect the assumptions market participants would be expected to use in pricing the assets. Each financial instrument's categorization is based on the lowest level of input that is significant to the fair value measurement.

In Thousands	2011			
	Level 1	Level 2	Level 3	Total
Pension Plan Assets:				
Cash and equivalents	$ 16,466	$ —	$ —	$ 16,466
Equity securities:				
Domestic	56,202	—	—	56,202
Foreign	68,290	—	—	68,290
Fixed income securities:				
Government securities	—	217,840	—	217,840
Corporate debt securities	—	240,032	4,020	244,052
Mortgage-backed securities	—	16,418	—	16,418
Investment contracts with insurance companies	—	—	69,285	69,285
Commingled funds:				
Mutual funds	344,891	—	—	344,891
Collective trust funds	—	931,735	—	931,735
Partnerships/private equity interests	—	—	86,869	86,869
Other	—	916	947	1,863
	$485,849	$1,406,941	$161,121	$2,053,911
Other Postretirement Benefit Plan Assets:				
Cash and equivalents	$ 33,675	$ —	$ —	$ 33,675
Life insurance policies	—	—	263,458	263,458
	$ 33,675	$ —	$263,458	$ 297,133

In Thousands	2010			
	Level 1	Level 2	Level 3	Total
Pension Plan Assets:				
Cash and equivalents	$ 49,444	$ —	$ —	$ 49,444
Equity securities:				
Domestic	125,884	—	—	125,884
Foreign	161,850	—	—	161,850
Fixed income securities:				
Government securities	—	193,940	1,025	194,965
Corporate debt securities	—	219,546	2,667	222,213
Mortgage-backed securities	—	9,621	—	9,621
Investment contracts with insurance companies	—	119,976	—	119,976
Commingled funds:				
Mutual funds	300,716	—	—	300,716
Collective trust funds	—	678,082	—	678,082
Partnerships/private equity interests	—	—	77,587	77,587
Other	—	204	10	214
	$637,894	$1,221,369	$ 81,289	$1,940,552
Other Postretirement Benefit Plan Assets:				
Cash and equivalents	$ 28,065	$ —	$ —	$ 28,065
Life insurance policies	—	—	265,711	265,711
	$ 28,065	$ —	$265,711	$ 293,776

Cash and equivalents include cash on hand and investments with maturities of 90 days or less and are valued at cost, which approximates fair value. Equity securities primarily include common and preferred equity securities covering a wide range of industries and geographies which are traded in active markets and are valued based on quoted prices. Fixed income securities primarily consist of U.S. and foreign government bills, notes and bonds, corporate debt securities, asset-backed securities and investment contracts. The majority of the assets in this category are valued by evaluating bid prices provided by independent financial data services. For securities where market data is not readily available, unobservable market data is used to value the security. Commingled funds include investments in public and private pooled funds. Mutual funds are traded in active markets and are valued based on quoted prices. The underlying investments include small-cap equity, international equity and long- and short-term fixed income instruments. Collective trust funds are private funds that are valued at the net asset value which is determined based on the fair value of the underlying investments. The underlying investments include both passively and actively managed U.S. and foreign large- and mid-cap equity funds and short-term investment funds. Partnerships/private equity interests are investments in partnerships where the benefit plan is a limited partner. The investments are valued by the investment managers on a periodic basis using pricing models that use market, income and cost valuation methods. Life insurance policies are used to fund other postretirement benefits in order to obtain favorable tax treatment and are valued based on the cash surrender value of the underlying policies.

The following table presents a reconciliation of Level 3 assets measured at fair value for pension and other postretirement benefit plans during the years ended December 31, 2011 and 2010:

In Thousands	Government Securities	Corporate Debt Securities	Mortgage-backed Securities	Investment Contracts with Insurance Companies	Partnerships/ Private Equity Interests	Life Insurance Policies	Other	Total
Balance Dec 31, 2009	$1,285	$2,092	$3,372	$ —	$68,847	$233,042	$2,226	$310,864
2010 Activity:								
Realized gains (losses)	100	(452)	(947)	—	3,547	—	(17)	2,231
Unrealized gains (losses)	(49)	624	844	—	(538)	32,669	319	33,869
Purchases and sales	(311)	(1,137)	(3,269)	—	5,731	—	(2,518)	(1,504)
Transfers	—	1,540	—	—	—	—	—	1,540
Balance Dec 31, 2010	1,025	2,667	—	—	77,587	265,711	10	347,000
2011 Activity:								
Realized gains	—	—	—	—	4,088	—	4	4,092
Unrealized gains (losses)	—	118	—	5,794	4,398	(2,253)	(221)	7,836
Purchases and sales	—	2,000	—	2,192	796	—	909	5,897
Transfers	(1,025)	(765)	—	61,299	—	—	245	59,754
Balance Dec 31, 2011	$ —	$4,020	$ —	$69,285	$86,869	$263,458	$ 947	$424,579

Cash Flows

The Company generally funds its pension and other postretirement benefit plans as required by law or to the extent such contributions are tax deductible. The Company expects to contribute approximately $165,000,000 to its pension plans and $39,000,000 to its other postretirement benefit plans in 2012.

The Company's portion of the benefit payments that are expected to be paid during the years ending December 31 is as follows:

In Thousands	Pension	Other Postretirement Benefits
2012	$ 181,603	$ 38,849
2013	169,423	39,278
2014	174,453	39,866
2015	181,405	40,558
2016	187,856	41,338
Years 2017-2021	1,010,684	218,668

Short-Term Debt as of December 31, 2011 and 2010 consisted of the following:

In Thousands	2011	2010
Bank overdrafts	$37,706	$57,463
Commercial paper	192,495	—
Current maturities of long-term debt	262,343	252,216
Other borrowings	9,519	16,557
	$502,063	$326,236

The Company has committed credit facilities that support the issuance of commercial paper. See the Long-Term Debt note for further discussion.

The weighted-average interest rate on commercial paper was 0.1% at December 31, 2011. Commercial paper is stated at cost, which approximates fair value.

The weighted-average interest rate on other borrowings was 11.2% at December 31, 2011 and 6.9% at December 31, 2010.

As of December 31, 2011, the Company had unused capacity of approximately $329,000,000 under international debt facilities.

Accrued Expenses as of December 31, 2011 and 2010 consisted of accruals for:

In Thousands	2011	2010
Compensation and employee benefits	$ 550,955	$ 558,340
Deferred revenue and customer deposits	245,465	264,472
Rebates	162,019	137,554
Warranties	55,203	63,665
Current portion of pension and other postretirement benefit obligations	29,226	24,403
Other	392,735	342,962
	$1,435,603	$1,391,396

The Company accrues for product warranties based on historical experience. The changes in accrued warranties during 2011, 2010 and 2009 were as follows:

In Thousands	2011	2010	2009
Beginning balance	$63,665	$62,366	$67,490
Charges	(47,256)	(42,907)	(44,289)
Provision charged to expense	37,489	44,652	35,691
Acquisitions and divestitures	3,262	690	1,929
Foreign currency translation	(239)	(1,136)	1,545
Transfer to liabilities held for sale	(1,718)	—	—
Ending balance	$55,203	$63,665	$62,366

Long-Term Debt at December 31, 2011 and 2010 consisted of the following:

In Thousands	2011	2010
6.55% preferred debt securities due December 31, 2011	$ 250,000	$ 249,949
5.15% notes due April 1, 2014	799,693	799,567
5.25% Euro notes due October 1, 2014	971,465	1,002,016
6.25% notes due April 1, 2019	699,912	699,903
4.88% notes due thru December 31, 2020	21,954	21,954
3.375% notes due September 15, 2021	348,476	—
4.875% notes due September 15, 2041	640,551	—
Other borrowings	18,490	20,914
	3,750,541	2,794,303
Current maturities	(262,343)	(252,216)
	$3,488,198	$2,542,087

In 2002, a subsidiary of the Company issued $250,000,000 of 6.55% preferred debt securities at 99.849% of face value. The effective interest rate of the preferred debt securities is 6.7%. These preferred debt securities were due and fully paid on the first business day in 2012.

In 2005, the Company issued $53,735,000 of 4.88% notes at 100% of face value.

In 2007, the Company, through a wholly-owned European subsidiary, issued €750,000,000 of 5.25% Euro notes due October 1, 2014 at 99.874% of face value. The effective interest rate of the notes is 5.3%.

In 2009, the Company issued $800,000,000 of 5.15% redeemable notes due April 1, 2014 at 99.92% of face value and $700,000,000 of 6.25% redeemable notes due April 1, 2019 at 99.98% of face value. The effective interest rates of the notes are 5.2% and 6.3%, respectively.

In 2011, the Company issued $350,000,000 of 3.375% notes due September 15, 2021 at 99.552% of face value and $650,000,000 of 4.875% notes due September 15, 2041 at 98.539% of face value. The effective interest rates of the notes are 3.4% and 4.9%, respectively. These notes are senior unsecured obligations, ranking equal in right of payment with all other senior unsecured indebtedness of the Company.

Other debt outstanding at December 31, 2011, bears interest at rates ranging from 0.3% to 15.6%, with maturities through the year 2029.

Based on market rates for comparable instruments, the approximate fair value and related carrying value of the Company's long-term debt, including current maturities, as of December 31, 2011 and 2010 were as follows:

In Thousands	2011		2010	
	Fair Value	Carrying Value	Fair Value	Carrying Value
6.55% preferred debt securities due December 31, 2011	$ 250,000	$ 250,000	$ 263,750	$ 249,949
5.15% notes due April 1, 2014	876,800	799,693	882,480	799,567
5.25% Euro notes due October 1, 2014	1,064,218	971,465	1,098,412	1,002,016
6.25% notes due April 1, 2019	871,668	699,912	816,200	699,903
4.88% notes due thru December 31, 2020	24,362	21,954	23,471	21,954
3.375% notes due September 15, 2021	367,574	348,476	—	—
4.875% notes due September 15, 2041	760,533	640,551	—	—
Other borrowings	18,490	18,490	20,914	20,914
	$4,233,645	$3,750,541	$3,105,227	$2,794,303

In 2007, the Company entered into a $500,000,000 revolving credit facility with a termination date of June 15, 2012. In 2010, the Company entered into a $1,000,000,000 line of credit agreement with a termination date of June 11, 2013 and a $1,000,000,000 line of credit agreement with a termination date of June 10, 2011, which was replaced in June of 2011 by a $1,000,000,000 line of credit with a termination date of June 10, 2016. The revolving credit facility along with the lines of credit support the issuance of commercial paper. No amounts were outstanding under any of these facilities at December 31, 2011.

The Company's debt agreements' financial covenants limit total debt, including guarantees, to 50% of total capitalization. The Company's total debt, including guarantees, was 30.2% of total capitalization as defined in our debt agreements as of December 31, 2011, which was in compliance with these covenants.

Scheduled maturities of long-term debt for the future years ending December 31 are as follows:

In Thousands	
2013	$ 10,077
2014	1,776,211
2015	2,861
2016	675
2017 and future years	1,698,374
	$3,488,198

At December 31, 2011, the Company had open stand-by letters of credit of approximately $213,000,000, substantially all of which expire in 2012 and 2013.

Other Noncurrent Liabilities at December 31, 2011 and 2010 consisted of the following:

In Thousands	2011	2010
Pension benefit obligation	$ 480,908	$ 423,497
Postretirement benefit obligation	271,583	259,727
Other	615,080	397,559
	$1,367,571	$1,080,783

Commitments and Contingencies—The Company is subject to various legal proceedings and claims that arise in the ordinary course of business, including those involving environmental, product liability (including toxic tort) and general liability claims. *The Company accrues for such liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.* Such accruals are based on developments to date, the Company's estimates of the outcomes of these matters and its experience in contesting, litigating and settling other similar matters. The Company believes resolution of these matters, individually and in the aggregate, will not have a material adverse effect on the Company's financial position, liquidity or future operations.

Among the toxic tort cases in which the Company is a defendant, the Company as well as its subsidiaries Hobart Brothers Company and Miller Electric Mfg. Co., have been named, along with numerous other defendants, in lawsuits alleging injury from exposure to welding consumables. The plaintiffs in these suits claim unspecified damages for injuries resulting from the plaintiffs' alleged exposure to asbestos, manganese and/or toxic fumes in connection with the welding process. Based upon the Company's experience in defending these claims, the Company believes that the resolution of these proceedings will not have a material adverse effect on the Company's operating results, financial position or cash flows. The Company has not recorded any significant reserves related to these cases.

Preferred Stock, without par value, of which 300,000 shares are authorized, is issuable in series. The Board of Directors is authorized to fix by resolution the designation and characteristics of each series of preferred stock. The Company has no present commitment to issue its preferred stock.

Common Stock, with a par value of $.01, **Additional Paid-In-Capital** and **Common Stock Held in Treasury** transactions during 2011, 2010 and 2009 are shown below.

In Thousands except shares	Common Stock		Additional Paid-In-Capital	Common Stock Held in Treasury	
	Shares	Amount	Amount	Shares	Amount
Balance, December 31, 2008	531,789,730	$5,318	$105,497	(32,674,759)	$(1,390,594)
During 2009 —					
Shares issued for stock options	3,204,212	32	101,581	—	—
Shares issued for stock compensation and vesting of restricted stock	17,018	—	120	—	—
Stock compensation expense	—	—	51,858	—	—
Noncontrolling interest	—	—	(2,591)	—	—
Tax benefits related to stock options	—	—	11,416	—	—
Tax benefits related to defined contribution plans	—	—	3,104	—	—
Balance, December 31, 2009	535,010,960	5,350	270,985	(32,674,759)	(1,390,594)
During 2010 —					
Shares issued for stock options	3,445,891	34	113,592	—	—
Shares issued for stock compensation and vesting of restricted stock	48,931	1	1,217	(1,998)	(88)
Stock compensation expense	—	—	56,443	—	—
Noncontrolling interest	—	—	(287)	—	—
Tax benefits related to stock options	—	—	15,619	—	—
Tax benefits related to defined contribution plans	—	—	3,237	—	—
Repurchases of common stock	—	—	—	(8,084,724)	(350,000)
Balance, December 31, 2010	538,505,782	5,385	460,806	(40,761,481)	(1,740,682)
During 2011 —					
Shares issued for stock options	3,932,861	39	151,431	—	—
Shares issued for stock compensation and vesting of restricted stock	61,792	1	1,629	(24,796)	(1,514)
Stock compensation expense	—	—	56,374	—	—
Tax benefits related to stock options	—	—	12,594	—	—
Tax benefits related to defined contribution plans	—	—	3,321	—	—
Repurchases of common stock	—	—	—	(18,106,109)	(950,000)
Balance, December 31, 2011	542,500,435	$5,425	$686,155	(58,892,386)	$(2,692,196)
Authorized, December 31, 2011	700,000,000				

On August 20, 2007, the Company's Board of Directors authorized a stock repurchase program which provides for the buyback of up to $3,000,000,000 of the Company's common stock over an open-ended period of time (the "2007 Program"). Under the 2007 Program, the Company made repurchases of 8,084,724 shares of its common stock at an average price of $43.29 per share during 2010 and 16,278,856 shares of its common stock at an average price of $53.51 per share during 2011. As of December 31, 2011, there were no authorized repurchases remaining under the 2007 Program.

On May 6, 2011, the Company's Board of Directors authorized a new stock repurchase program which provides for the buyback of up to an additional $4,000,000,000 of the Company's common stock over an open-ended period of time (the "2011 Program"). Through December 31, 2011, the Company made repurchases of 1,827,253 shares of its common stock at an average price of $43.20. As of December 31, 2011, there was approximately $3,900,000,000 of authorized repurchases remaining under the 2011 Program.

Cash Dividends declared were $1.40 per share in 2011, $1.30 per share in 2010 and $1.24 per share in 2009. Cash dividends paid were $1.38 per share in 2011, $1.27 per share in 2010 and $1.24 per share in 2009.

Accumulated Other Comprehensive Income — Comprehensive income is defined as the changes in equity during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by stockholders and distributions to stockholders. The changes in accumulated other comprehensive income during 2011, 2010 and 2009 were as follows:

In Thousands	2011	2010	2009
Beginning balance	$427,155	$248,959	$ 10,118
Foreign currency translation adjustments	(140,521)	153,230	301,112
Pension and other postretirement benefits actuarial gains (losses) net of tax of $53,568 in 2011, $(2,978) in 2010 and $23,213 in 2009	(93,156)	3,543	(71,197)
Amortization of unrecognized pension and other postretirement benefits costs, net of tax of $(16,506) in 2011, $(11,956) in 2010 and $(5,089) in 2009	30,745	21,423	8,357
Pension and other postretirement benefits settlements, curtailments and other, net of tax of $0 in 2011, $0 in 2010 and $(225) in 2009	—	—	569
Ending balance	$224,223	$427,155	$248,959

Foreign currency translation adjustments for the year ended December 31, 2011 is net of a $55,297,000 increase for the resolution of an issue with the Internal Revenue Service in the U.S. related to a deduction for foreign exchange losses on an intercompany loan.

As of December 31, 2011 and 2010, the ending balance of accumulated comprehensive income consisted of cumulative translation adjustment income of $773,367,000 and $913,888,000, respectively, and unrecognized pension and other postretirement benefits costs of $549,144,000 and $486,733,000, respectively. The estimated unrecognized benefit cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2012 is $52,638,000 for pension and $3,337,000 for other postretirement benefits.

Stock-Based Compensation — Stock options and restricted stock units have been issued to officers and other management employees under ITW's 2011 Long-Term Incentive Plan (the "Plan"). The stock options generally vest over a four-year period and have a maturity of ten years from the issuance date. Restricted stock units generally vest after a three-year period and include units with and without performance criteria. To cover the exercise of vested options and vesting of restricted stock units, the Company generally issues new shares from its authorized but unissued share pool. At December 31, 2011, 51,244,986 shares of ITW common stock were reserved for issuance under the Plan. The Company records compensation expense for the grant date fair value of stock awards over the remaining service periods of those awards.

The following summarizes the Company's stock-based compensation expense:

In Thousands	2011	2010	2009
Pre-tax compensation expense	$ 56,374	$ 56,443	$ 51,858
Tax benefit	(17,343)	(17,822)	(15,565)
Total stock-based compensation recorded as expense, net of tax	$ 39,031	$ 38,621	$ 36,293

Of the pre-tax compensation expense, $845,000, $783,000 and $729,000 were included in income from discontinued operations for the years ended December 31, 2011, 2010 and 2009, respectively.

The following table summarizes activity related to non-vested restricted stock units during 2011:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Unvested, January 1, 2011	1,721,481	$34.84
Granted	589,772	51.73
Vested	(34,630)	34.38
Cancelled	(102,175)	38.36
Unvested, December 31, 2011	2,174,448	39.27

The following table summarizes stock option activity under the Plan for the year ended December 31, 2011:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Under option, January 1, 2011	19,655,417	$44.08		
Granted	2,008,104	55.92		
Exercised	(4,055,853)	39.06		
Cancelled or expired	(156,838)	47.58		
Under option, December 31, 2011	17,450,830	46.57	5.81 years	$42,603,214
Exercisable, December 31, 2011	12,036,884	46.25	4.92 years	$26,125,945

On February 10, 2012, the Compensation Committee of the Board of Directors approved an annual equity award consisting of stock options, restricted stock units ("RSUs") and performance restricted stock units ("PRSUs"). The RSUs provide for full "cliff" vesting three years from the date of grant. The PRSUs provide for full "cliff" vesting after three years if the Compensation Committee certifies that the performance goals set with respect to the PRSU have been met. Upon vesting, the holder will receive one share of common stock of the Company for each vested RSU or PRSU. Option exercise prices are equal to the common stock fair market value on the date of grant. Stock options were granted on 1,758,420 shares at an exercise price of $55.71 per share. Additionally, 550,308 RSUs and PRSUs were issued at the grant date share price of $55.71. The fair value of RSUs and PRSUs is determined by reducing the closing market price on the date of the grant by the present value of projected dividends over the vesting period. The Company uses a binomial option pricing model to estimate the fair value of the stock options granted. The following summarizes the assumptions used in the models:

	2012	2011	2010
Risk-free interest rate	0.2-2.1%	0.3-3.8%	0.4-3.9%
Weighted-average volatility	25.0%	25.0%	25.0%
Dividend yield	2.61%	2.80%	2.78%
Expected years until exercise	7.6-7.8	7.6-7.9	7.5-7.8

Lattice-based option valuation models, such as the binomial option pricing model, incorporate ranges of assumptions for inputs. The risk-free rate of interest for periods within the contractual life of the option is based on a zero-coupon U.S. government instrument over the contractual term of the equity instrument. Expected volatility is based on implied volatility from traded options on the Company's stock and historical volatility of the Company's stock. The Company uses historical data to estimate option exercise timing and employee termination rates within the valuation model. The weighted-average dividend yield is based on historical information. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The ranges presented result from separate groups of employees assumed to exhibit different behavior.

The weighted-average grant-date fair value of options granted during 2012, 2011, 2010 and 2009 was $11.48, $12.34, $9.59 and $10.24 per share, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009 was $63,480,000, $56,191,000 and $38,609,000, respectively. As of December 31, 2011 there was $27,762,000 of total unrecognized compensation cost related to unvested stock options. That cost is expected to be recognized over a weighted-average period of 2.4 years. Exercise of options during the years ended December 31, 2011, 2010, and 2009 resulted in cash receipts of $151,470,000, $113,627,000 and $101,613,000, respectively. The total fair value of vested stock option awards during the years ended December 31, 2011, 2010 and 2009 was $32,955,000, $29,545,000 and $38,999,000, respectively.

As of December 31, 2011 there was $27,402,000 of total unrecognized compensation cost related to unvested restricted stock units. That cost is expected to be recognized over a weighted-average remaining contractual life of 1.7 years. The total fair value of vested restricted stock unit awards during the years ended December 31, 2011 and 2010 was $1,191,000 and $632,000, respectively.

Segment Information — The Company has 52 operating segments which are aggregated from the Company's approximately 800 operations in 58 countries. These businesses are internally reported as 52 operating segments to senior management. The Company's 52 operating segments have been aggregated into the following eight external reportable segments: Transportation; Power Systems & Electronics; Industrial Packaging; Food Equipment; Construction Products; Polymers & Fluids; Decorative Surfaces; and All Other.

Transportation — Transportation-related components, fasteners, fluids and polymers, as well as truck remanufacturing and related parts and service.

Power Systems & Electronics — Equipment and consumables associated with specialty power conversion, metallurgy and electronics.

Industrial Packaging — Steel, plastic and paper products and equipment used for bundling, shipping and protecting goods in transit.

Food Equipment — Commercial food equipment and related service.

Construction Products — Tools, fasteners and other products for construction applications.

Polymers & Fluids — Adhesives, sealants, lubrication and cutting fluids, and hygiene products.

Decorative Surfaces — Decorative surfacing materials for furniture, office and retail space, countertops, and other applications.

All Other — All other operating segments.

Segment information for 2011, 2010 and 2009 was as follows:

In Thousands	2011	2010	2009
Operating revenues:			
Transportation	$ 3,108,349	$ 2,522,226	$ 2,092,249
Power Systems & Electronics	2,872,161	2,409,204	2,004,402
Industrial Packaging	2,612,108	2,272,059	1,940,887
Food Equipment	1,982,187	1,857,051	1,862,950
Construction Products	1,958,370	1,753,485	1,547,365
Polymers & Fluids	1,364,004	1,106,025	980,305
Decorative Surfaces	1,083,157	987,692	971,900
All Other	2,889,699	2,598,475	2,238,604
Intersegment revenues	(83,452)	(90,525)	(65,666)
	$17,786,583	$15,415,692	$13,572,996
Operating income:			
Transportation	$ 474,592	$ 369,454	$ 155,373
Power Systems & Electronics	580,674	469,244	198,673
Industrial Packaging	273,342	231,303	95,128
Food Equipment	303,771	255,060	255,891
Construction Products	225,448	192,070	104,795
Polymers & Fluids	208,873	188,696	150,065
Decorative Surfaces	132,394	117,333	113,227
All Other	531,914	430,857	309,811
	$ 2,731,008	$ 2,254,017	$ 1,382,963
Depreciation and amortization and impairment of goodwill and intangible assets:			
Transportation	$ 25,988	$ 97,784	$ 114,865
Power Systems & Electronics	87,346	78,523	171,065
Industrial Packaging	72,244	69,513	71,564
Food Equipment	49,655	44,446	42,472
Construction Products	58,084	59,496	75,007
Polymers & Fluids	48,889	38,942	40,174
Decorative Surfaces	21,946	20,353	23,958
All Other	129,857	139,729	145,736
	$ 594,009	$ 548,786	$ 684,841
Plant and equipment additions:			
Transportation	$ 97,735	$ 70,743	$ 50,006
Power Systems & Electronics	42,623	25,849	24,776
Industrial Packaging	27,969	34,324	27,151
Food Equipment	35,859	30,847	39,039
Construction Products	37,332	27,823	31,280
Polymers & Fluids	22,053	13,283	9,417
Decorative Surfaces	22,590	23,490	12,671
All Other	67,247	61,400	61,399
	$ 353,408	$ 287,759	$ 255,739
Identifiable assets:			
Transportation	$ 2,657,457	$ 1,946,633	
Power Systems & Electronics	2,407,644	1,903,321	
Industrial Packaging	1,933,782	1,889,068	
Food Equipment	1,022,380	1,030,913	
Construction Products	1,504,850	1,488,119	
Polymers & Fluids	1,411,665	1,336,996	
Decorative Surfaces	399,915	386,398	
All Other	2,644,120	2,995,165	
Corporate	3,615,377	3,435,698	
Assets held for sale	386,324	—	
	$17,983,514	$16,412,311	

Identifiable assets by segment are those assets that are specifically used in that segment. Corporate assets are principally cash and equivalents, investments and other general corporate assets. For 2010, a reclassification has been made to identifiable assets by segment to correct the allocation of $743,244,000 of deferred income taxes between Corporate and the Company's segments.

Enterprise-wide information for 2011, 2010 and 2009 was as follows:

In Thousands	2011	2010	2009
Operating Revenues by Geographic Region:			
United States	$ 7,379,219	$ 6,461,993	$ 5,708,035
Europe	5,491,704	4,806,027	4,507,939
Asia	1,931,607	1,697,969	1,241,173
Other North America	1,161,179	1,018,034	821,409
Australia/New Zealand	884,660	780,416	699,945
Other	938,214	651,253	594,495
	$17,786,583	$15,415,692	$13,572,996

Operating revenues by geographic region are based on the customers' location.

The Company has thousands of product lines within its businesses; therefore, providing operating revenues by product line is not practicable.

Total noncurrent assets excluding deferred tax assets and financial instruments were $10,159,000,000 and $9,456,000,000 at December 31, 2011 and 2010, respectively. Of these amounts, approximately 52% and 49% was attributed to U.S. operations for 2011 and 2010, respectively. The remaining amounts were attributed to the Company's foreign operations, with no single country accounting for a significant portion.

QUARTERLY AND COMMON STOCK DATA (Unaudited)

Quarterly Financial Data

The unaudited quarterly financial data included as supplementary data reflects all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented.

	Three Months Ended							
	March 31		June 30		September 30		December 31	
In Thousands except per share amounts	**2011**	**2010**	**2011**	**2010**	**2011**	**2010**	**2011**	**2010**
Operating revenues	$4,271,845	$3,632,764	$4,614,914	$3,928,056	$4,580,516	$3,941,124	$4,319,308	$3,913,748
Cost of revenues	2,762,009	2,327,863	2,996,014	2,514,222	2,961,497	2,548,451	2,798,365	2,606,132
Operating income	658,592	525,675	711,050	626,035	714,284	619,725	647,082	482,582
Income from continuing operations	606,237	321,296	483,529	399,792	490,133	403,054	437,115	328,296
Income from discontinued operations	16,903	12,509	14.901	11,664	17,484	18,974	5,082	7,367
Net income	623,140	333,805	498,430	411,456	507,617	422,028	442,197	335,663
Income per share from continuing operations:								
Basic	1.22	0.64	0.97	0.79	1.01	0.80	0.90	0.66
Diluted	1.21	0.64	0.96	0.79	1.00	0.80	0.90	0.66
Net income per share:								
Basic	1.25	0.66	1.00	0.82	1.04	0.84	0.91	0.68
Diluted	1.24	0.66	0.99	0.81	1.04	0.84	0.91	0.67

In the first quarter of 2011, the Company recorded a favorable discrete non-cash tax benefit of $165.9 million, or $0.33 per share, associated with an Australian tax matter.

ITEM 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

Not applicable.

ITEM 9A. *Controls and Procedures*

Controls and Procedures

The Company's management, with the participation of the Company's Chairman & Chief Executive Officer and Senior Vice President & Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2011. Based on such evaluation, the Company's Chairman & Chief Executive Officer and Senior Vice President & Chief Financial Officer have concluded that, as of December 31, 2011, the Company's disclosure controls and procedures were effective.

Management Report on Internal Control over Financial Reporting

The Management Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm are found in Item 8. Financial Statements and Supplementary Data.

In connection with the evaluation by management, including the Company's Chairman & Chief Executive Officer and Senior Vice President & Chief Financial Officer, no changes in the Company's internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) during the quarter ended December 31, 2011 were identified that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

ITEM 9B. *Other Information*

Not applicable.

PART III

ITEM 10. *Directors, Executive Officers and Corporate Governance*

Information regarding the Directors of the Company is incorporated by reference from the information under the captions "Election of Directors" and "Corporate Governance Policies and Practices" in the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders.

Information regarding the Audit Committee and its Financial Experts is incorporated by reference from the information under the captions "Board of Directors and Its Committees" and "Audit Committee Report" in the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders.

Information regarding the Executive Officers of the Company can be found in Part I of this Annual Report on Form 10-K under the caption "Executive Officers."

Information regarding compliance with Section 16(a) of the Exchange Act is incorporated by reference from the information under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders.

Information regarding the Company's code of ethics that applies to the Company's Chairman & Chief Executive Officer, Senior Vice President & Chief Financial Officer, and key financial and accounting personnel is incorporated by reference from the information under the caption "Corporate Governance Policies and Practices" in the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders.

ITEM 11. *Executive Compensation*

This information is incorporated by reference from the information under the captions "Executive Compensation," "Director Compensation," "Compensation Discussion and Analysis" and "Compensation Committee Report" in the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

This information is incorporated by reference from the information under the captions "Ownership of ITW Stock" and "Equity Compensation Plan Information" in the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders.

ITEM 13. *Certain Relationships and Related Transactions, and Director Independence*

Information regarding certain relationships and related transactions is incorporated by reference from the information under the captions "Ownership of ITW Stock," "Certain Relationships and Related Transactions" and "Corporate Governance Policies and Practices" in the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders.

Information regarding director independence is incorporated by reference from the information under the captions "Corporate Governance Policies and Practices" and "Categorical Standards for Director Independence" in the Company's Proxy Statement for the 2012 Annual Meetings of Stockholders.

ITEM 14. *Principal Accounting Fees and Services*

This information is incorporated by reference from the information under the caption "Ratification of the Appointment of Independent Registered Public Accounting Firm" in the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders.

PART IV

ITEM 15. ***Exhibits and Financial Statement Schedules***

(a)(1) Financial Statements

The following information is included as part of Item 8. Financial Statements and Supplementary Data:

Management Report on Internal Control over Financial Reporting
Report of Independent Registered Public Accounting Firm
Statement of Income
Statement of Income Reinvested in the Business
Statement of Comprehensive Income
Statement of Financial Position
Statement of Cash Flows
Notes to Financial Statements

(2) Financial Statement Schedules

Not applicable.

(3) Exhibits

(i) See the Exhibit Index within this Annual Report on Form 10-K.

(ii) Pursuant to Regulation S-K, Item 601(b)(4)(iii), the Company has not filed with Exhibit 4 any debt instruments for which the total amount of securities authorized thereunder is less than 10% of the total assets of the Company and its subsidiaries on a consolidated basis as of December 31, 2011, with the exception of the agreements related to the 5.15% Notes due 2014, the 6.25% Notes due 2019, the 3.375% Notes due 2021 and the 4.875% Notes due 2041, which are described as Exhibit numbers 4(a) through (f) in the Exhibit Index. The Company agrees to furnish a copy of the agreement related to the debt instruments which have not been filed with Exhibit 4 to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 17th day of February 2012.

ILLINOIS TOOL WORKS INC.

By: /s/ DAVID B. SPEER

David B. Speer
Chairman & Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on this 17th day of February 2012.

Signatures	Title
/s/ DAVID B. SPEER David B. Speer	Chairman & Chief Executive Officer (Principal Executive Officer)
/s/ RONALD D. KROPP Ronald D. Kropp	Senior Vice President & Chief Financial Officer (Principal Financial Officer)
/s/ RANDALL J. SCHEUNEMAN Randall J. Scheuneman	Vice President & Chief Accounting Officer (Principal Accounting Officer)
DANIEL J. BRUTTO	Director
SUSAN CROWN	Director
DON H. DAVIS, JR.	Director
ROBERT C. MCCORMACK	Director
ROBERT S. MORRISON	Director
JAMES A. SKINNER	Director
DAVID B. SMITH, JR.	Director
PAMELA B. STROBEL	Director
KEVIN M. WARREN	Director
ANRÉ D. WILLIAMS	Director

By: /s/ DAVID B. SPEER

(David B. Speer, *as Attorney-in-Fact)*

Original powers of attorney authorizing David B. Speer to sign the Company's Annual Report on Form 10-K and amendments thereto on behalf of the above-named directors of the registrant have been filed with the Securities and Exchange Commission as part of this Annual Report on Form 10-K (Exhibit 24).

EXHIBIT INDEX
ANNUAL REPORT ON FORM 10-K
2011

Exhibit Number	Description
3(a)	Restated Certificate of Incorporation of Illinois Tool Works Inc., filed as Exhibit 3(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 (Commission File No. 1-4797) and incorporated herein by reference.
3(b)	By-laws of Illinois Tool Works Inc., as amended and restated as of February 10, 2012, filed as Exhibit 3 to the Company's Form 8-K filed on February 13, 2012 (Commission File No. 1-4797) and incorporated herein by reference.
4(a)	Indenture between Illinois Tool Works Inc. and The First National Bank of Chicago, as Trustee, dated as of November 1, 1986, filed as Exhibit 4.1 to the Company's Registration Statement on Form S-3 filed on January 15, 1999 (Commission File No. 333-70691) and incorporated herein by reference.
4(b)	First Supplemental Indenture between Illinois Tool Works Inc. and Harris Trust and Savings Bank, as Trustee, dated as of May 1, 1990, filed as Exhibit 4.2 to the Company's Registration Statement on Form S-3 filed on January 15, 1999 (Commission File No. 333-70691) and incorporated herein by reference.
4(c)	Officers' Certificate dated March 26, 2009 establishing the terms, and setting forth the forms, of the 5.15% Notes due 2014 and the 6.25% Notes due 2019 filed as Exhibit 4.3 to the Company's Current Report on Form 8-K filed on March 27, 2009 (Commission File No. 1-4797) and incorporated herein by reference.
4(d)	Registration Rights Agreement dated March 26, 2009, by and among the Company and HSBC Securities (USA) Inc. and Banc of America Securities LLC filed as Exhibit 4.4 to the Company's Current Report on Form 8-K filed on March 27, 2009 (Commission File No. 1-4797) and incorporated herein by reference.
4(e)	Officers' Certificate dated August 31, 2011, establishing the terms, and setting forth the forms, of the 3.375% Notes due 2021 and the 4.875% Notes due 2041, filed as Exhibit 4.3 to the Company's Form 8-K filed on September 1, 2011 (Commission File No. 001-04797) and incorporated herein by reference.
4(f)	Registration Rights Agreement dated August 31, 2011, by and among the Company and J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, filed as Exhibit 4.4 to the Company's Form 8-K filed on September 1, 2011 (Commission File No. 001-04797) and incorporated herein by reference.
10(a)*	Illinois Tool Works Inc. 1996 Stock Incentive Plan dated February 16, 1996, as amended on December 12, 1997, October 29, 1999, January 3, 2003, March 18, 2003, January 2, 2004, December 10, 2004 and December 7, 2005, filed as Exhibit 10(a) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (Commission File No. 1-4797) and incorporated herein by reference.
10(b)*	Illinois Tool Works Inc. 2006 Stock Incentive Plan dated February 10, 2006, as amended on May 5, 2006, filed as Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 (Commission File No. 1-4797) and incorporated herein by reference.
10(c)*	Amendment to Illinois Tool Works Inc. 2006 Stock Incentive Plan dated February 8, 2008, filed as Exhibit 10(q) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (Commission File No. 1-4797) and incorporated herein by reference.
10(d)*	Second Amendment to Illinois Tool Works Inc. 2006 Stock Incentive Plan dated February 13, 2009, filed as Exhibit 10(d) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (Commission File No. 1-4797) and incorporated herein by reference.
10(e)*	Illinois Tool Works Inc. 2011 Long-Term Incentive Plan filed as Exhibit 99.2 to the Company's Current Report on Form 8-K filed on December 16, 2010 (Commission File No. 1-4797) and incorporated herein by reference.
10(f)*	Form of stock option terms filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed on December 16, 2004 and incorporated herein by reference.
10(g)*	Form of stock option terms filed as Exhibit 10(m) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (Commission File No. 1-4797) and incorporated herein by reference.

Exhibit Number	Description
10(h)*	Form of stock option terms filed as Exhibit 10(o) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (Commission File No. 1-4797) and incorporated herein by reference.
10(i)*	Form of stock option terms filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on February 5, 2009 (Commission File No. 1-4797) and incorporated herein by reference.
10(j)*	Form of stock option terms filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on February 9, 2011 (Commission File No. 1-4797) and incorporated herein by reference.
10(k)*	Form of stock option terms filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on February 7, 2012 (Commission File No. 1-4797) and incorporated herein by reference.
10(l)*	Form of restricted stock unit terms filed as Exhibit 99.2 to the Company's Current Report on Form 8-K filed on February 5, 2009 (Commission File No. 1-4797) and incorporated herein by reference.
10(m)*	Form of restricted stock unit terms filed as Exhibit 99.2 to the Company's Current Report on Form 8-K filed on February 9, 2011 (Commission File No. 1-4797) and incorporated herein by reference.
10(n)*	Form of restricted stock unit terms filed as Exhibit 99.2 to the Company's Current Report on Form 8-K filed on February 7, 2012 (Commission File No. 1-4797) and incorporated herein by reference.
10(o)*	Form of qualifying or performance restricted stock unit terms filed as Exhibit 10(j) to the Company's Annual Report on Form 10-K filed on February 26, 2010 (Commission File No. 1-4797) and incorporated herein by reference.
10(p)*	Form of performance restricted stock unit terms filed as Exhibit 99.3 to the Company's Current Report on Form 8-K filed on February 9, 2011 (Commission File No. 1-4797) and incorporated herein by reference.
10(q)*	Form of performance restricted stock unit terms filed as Exhibit 99.3 to the Company's Current Report on Form 8-K filed on February 7, 2012 (Commission File No. 1-4797) and incorporated herein by reference.
10(r)*	Form of company-wide growth plan grant filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on March 3, 2010 (Commission File No. 1-4797) and incorporated herein by reference.
10(s)*	Form of company-wide growth plan grant filed as Exhibit 99.4 to the Company's Current Report on Form 8-K filed on February 9, 2011 (Commission File No. 1-4797) and incorporated herein by reference.
10(t)*	Form of company-wide growth plan grant filed as Exhibit 99.4 to the Company's Current Report on Form 8-K filed on February 7, 2012 (Commission File No. 1-4797) and incorporated herein by reference.
10(u)*	Illinois Tool Works Inc. Executive Incentive Plan adopted February 16, 1996, filed as Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 (Commission File No. 1-4797) and incorporated herein by reference.
10(v)*	Illinois Tool Works Inc. 2011 Executive Incentive Plan filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on December 16, 2010 (Commission File No. 1-4797) and incorporated herein by reference.
10(w)*	Illinois Tool Works Inc. 1982 Executive Contributory Retirement Income Plan adopted December 13, 1982, filed as Exhibit 10(c) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990 (Commission File No. 1-4797) and incorporated herein by reference.
10(x)*	Illinois Tool Works Inc. 1985 Executive Contributory Retirement Income Plan adopted December 1985, filed as Exhibit 10(d) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990 (Commission File No. 1-4797) and incorporated herein by reference.
10(y)*	Amendment to the Illinois Tool Works Inc. 1985 Executive Contributory Retirement Income Plan dated May 1, 1996, filed as Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 (Commission File No. 1-4797) and incorporated herein by reference.

Exhibit Number	Description
10(z)*	Illinois Tool Works Inc. Executive Contributory Retirement Income Plan as amended and restated, effective January 1, 2010, filed as exhibit 10 to the Company's Current Report on Form 8-K filed on November 5, 2009 (Commission File No. 1-4797) and incorporated herein by reference.
10(aa)*	Illinois Tool Works Inc. Nonqualified Pension Plan, effective January 1, 2008, as amended and approved by the Board of Directors on December 22, 2008, filed as Exhibit 10(p) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (Commission File No. 1-4797) and incorporated herein by reference.
10(bb)*	Illinois Tool Works Inc. 2011 Change-in-Control Severance Compensation Policy filed as Exhibit 99.3 to the Company's Current Report on Form 8-K filed on December 16, 2010 (Commission File No. 1-4797) and incorporated herein by reference.
10(cc)*	Illinois Tool Works Inc. Directors' Deferred Fee Plan effective May 5, 2006, as amended and approved by the Board of Directors on February 9, 2007, filed as Exhibit 10(h) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (Commission File No. 1-4797) and incorporated herein by reference.
10(dd)*	Amendment to the Illinois Tool Works Inc. Directors' Deferred Fee Plan, effective February 8, 2008, filed as Exhibit 10(j) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (Commission File No. 1-4797) and incorporated herein by reference.
10(ee)*	Illinois Tool Works Inc. Phantom Stock Plan for Non-Officer Directors, as approved by the Board of Directors on December 5, 2008, filed as Exhibit 10(s) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (Commission File No. 1-4797) and incorporated herein by reference.
10(ff)*	Illinois Tool Works Inc. 2011 Cash Incentive Plan, filed as Exhibit 99.1 to the Company's Form 8-K filed on May 12, 2011 (Commission File No. 1-4797) and incorporated herein by reference.
21	Subsidiaries and Affiliates of the Company.
23	Consent of Independent Registered Public Accounting Firm.
24	Powers of Attorney.
31	Rule 13a-14(a) Certifications.
32	Section 1350 Certification.
99(a)	Description of the capital stock of Illinois Tool Works Inc. filed as Exhibit 99(a) to the Company's Annual Report on Form 10-K filed on February 26, 2010 (Commission File No. 1-4797) and incorporated herein by reference.
101**	Interactive Data File.

* Management contract or compensatory plan or arrangement.

** As provided in Rule 406T of Regulation S-T, this information is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, and is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and is otherwise not subject to liability under these sections.



Illinois Tool Works Inc.
3600 West Lake Avenue
Glenview, Illinois 60026



MIX
Paper from
responsible sources
FSC® C022795
FSC
www.fsc.org





VALUES THAT ENDURE

ILLINOIS TOOL WORKS INC. 2011 CORPORATE SOCIAL RESPONSIBILITY REPORT

Message from the Vice Chairman 1
Corporate Profile 3
Governance and Ethics 4
ITW & The ITW Foundation 6
Society 8
Labor 10
Product Responsibility 13
Environment 14
A Closer Look: Product testing and sustainability 17

At ITW, we are very proud to celebrate our 100-year anniversary, a milestone reached by only a few U.S. public companies. We credit a highly ethical approach to doing business and long-time principles that we have never abandoned: innovation, quality acquisitions, and giving back to local communities. Our founder Byron L. Smith and his descendants believed strongly that no company exists in a vacuum—supporting vibrant, healthy and educated communities goes hand-in-hand with business success. At ITW, responsible corporate citizenship is a core value.

A HISTORY OF SOCIAL RESPONSIBILITY

It is difficult to put an exact value on 100 years of social responsibility, but we can confidently state that we have made a positive difference in the communities where we do business by donating thousands of volunteer hours, in-kind donations, and tens of millions of dollars to cultural, educational and humanitarian organizations dedicated to advancing society, primarily through the ITW Foundation. When it comes to our own operations, we have considered compliance with local and national regulations the minimum that a company can do. So while maintaining an exceptionally strong philanthropy record over the years, we have also been developing programs that actively promote the safety, health and career opportunities for our employees. We have also established several robust policies for our governance and business ethics.

A NEW FOCUS ON THE ENVIRONMENT

Today, we recognize that a more formalized, goal-driven approach to managing our impact on the environment must be part of our story going forward. In 2011 we made significant investments in a web-based data collection system and improved our scores from tough, independent organizations like the Carbon Disclosure Project. But as a global manufacturing business, we acknowledge that our energy consumption and the greenhouse gas emissions that result is one of our most complex and urgent challenges. With this in mind, we are pleased to announce our first near-term environmental goal:

Within five years (2016), we plan to reduce the energy intensity and resulting greenhouse gas emissions at our ten largest energy-consuming businesses by 20 percent.



DAVID C. PARRY, ITW VICE CHAIRMAN

We have established a somewhat modest reduction target because we believe it is more realistic and attainable than a vague or sweeping long-term goal. Given the logistical challenges inherent in our global, decentralized structure, we know that smaller steps are the best way to help bring the many individual businesses that make up ITW into an era of greater environmental accountability. We will support them by providing resources such as our Strategic Sourcing program, making it easier to share competencies, and encouraging application of the ITW Toolbox.

Within five years (2016), we plan to reduce the energy intensity and resulting harmful emissions at our ten largest energy-consuming businesses by 20 percent.

A LONG-TERM VISION OF SUSTAINABILITY

Although we have a long journey ahead, ITW is putting the right tools and processes in place to aim for a future where our carbon footprint is smaller and well managed. Creating lower impact, more sustainable business operations isn't just the right thing to do—it is essential to seeing our way through to another 100 years. ITW relies on natural resources to manufacture many of its products, and we have an interest in developing sustainable practices and preserving the environment for future generations. More energy-efficient manufacturing also saves money, which in turn contributes to profitable growth and shareholder value.

What's more, recycleable, energy-efficient components, renewable energy technology, and products essential to LEED-certified or green construction comprise a highly promising market for ITW. Sustainable products and processes also help us meet the needs of the many customers looking to reduce energy costs and do business with a company they can feel good about. ITW's position near the top of the production and supply chain creates an excellent opportunity for us to enable sustainable progress and ultimately drive change on every continent. (For an in-depth look at our efforts, see the case study on page 17.)

We would also like to take this opportunity to thank all of the men and women of ITW, all over the world, for your dedication to local communities and for keeping ITW's values close. Your ideas, your integrity and your generosity have helped us remain a responsible corporate citizen for 100 years, and we look forward to an even brighter future.

David C. Parry
Vice Chairman

Corporate Profile


MANY LOCAL
BUSINESSES,
ONE GLOBAL
COMMUNITY

EMPLOYEES	COUNTRIES	2011 TOTAL REVENUES
65,000	58	$17.8 Billion

ITW is a publicly traded, diversified industrial manufacturing company headquartered in Glenview, IL. Our company is comprised of many independent, decentralized businesses operating in countries on six continents. These businesses are organized into 52 operating segments which are aggregated into eight reporting segments: Transportation, Industrial Packaging, Power Systems & Electronics, Food Equipment, Construction Products, Polymers and Fluids, Decorative Surfaces and all other ITW products serving industrial, consumer, and electronic end markets. ITW's primary brands include Deltar, Shakeproof, Acme, Signode, Hobart, Miller, Vulcan, Paslode, Ramset, Plexus, Densit, Wilsonart, Hi-Cone, Fastex, and Avery Weigh-Tronix. As detailed in our 2011 financial annual report, 59 percent of the company's revenues were generated from sales to customers outside of the United States.

REPORT PARAMETERS

Given the decentralized structure of ITW and the diverse markets it serves, we use ITW's signature 80/20 principle to determine what types of corporate social responsibility information we can reasonably collect from our businesses, and with the greatest relevance to our stakeholders. We report on an annual cycle; the previous report was dated 2010, and the reporting period for this report is January 1 – December 31, 2011. The reporting boundary includes companies over which ITW has operational control, with the exception of leased non-manufacturing facilities and joint ventures. Eighty-eight percent of ITW's required facilities have provided information for the 2011 reporting year.

If you have questions about the content of the ITW Corporate Social Responsibility Report, contact us at ehs@itw.com.

HIGH ETHICAL STANDARDS ACROSS BRANDS, INDUSTRIES AND GEOGRAPHIES

ITW has instituted several robust, company-wide policies to ensure that the highest standards of ethical conduct are met across our decentralized, global business structure. For 100 years, ITW has built its reputation by conducting business according to these high standards; we believe our strong culture of integrity and trust is one of the reasons our company has thrived for so many years.

Corporate Governance

ITW's Board of Directors has established clear and extensive guidelines that ensure our company is governed in a manner that serves the interests of our shareholders, employees and other stakeholders. The Corporate Governance Guidelines detail responsibilities, communication, compensation, succession planning, and the term limits, selection, and evaluation of board members. The guidelines reflect our expectation of absolute integrity and responsibility and our insistence on constant oversight and avoidance of conflicts of interests.

Code of Ethics

Since our founding, ITW has unwaveringly operated under the highest ethical standards. The ITW Code of Ethics reflects our strong commitment to honest business dealings and provides explicit direction to our top executive officers and all key financial personnel who have responsibilities in connection with financial information and data. The code details our principles regarding honest and ethical dealings and conflicts of interest, full, fair and timely disclosure, government compliance, internal reporting, and adherence to the Code of Ethics.

Statement of Principles of Conduct

Whereas the Code of Ethics applies primarily to ITW executive officers and senior financial leadership, the Statement of Principles of Conduct describes the expected standard of behavior governing all ITW employees and managers, regardless of the type of business or where it is located. In 2011, ITW initiated a new, 24/7 confidential employee helpline to report possible ethics violations directly to designated ITW staff. The helpline, handled by third-party service provider, EthicsPoint, provides an alternative for employees not comfortable reporting or handling concerns at the local business unit. As ITW expands globally, the helpline provides another way for us to maintain our high standards of business conduct.

Global Anti-Corruption Policy

A fair, competitive marketplace drives ITW's innovation and increases the value of our products. However, some of the countries where ITW conducts business struggle with bribery and corruption. These crimes can impede free enterprise and work against our business interests. But more importantly, bribery and corruption reduce the economic empowerment of local residents and degrade their standard of living. To combat the problem of bribery and corruption, we enforce a strict Global Anti-Corruption Policy that applies to all ITW divisions, subsidiaries, agents, consultants and affiliates.

Government Affairs

ITW participates appropriately and legally in political advocacy around the globe to advance policies that support our business operations. Participation is managed by two professionals based at ITW's corporate headquarters. In addition to advocacy, the company operates one active political action committee, the Illinois Tool Works for Better Government Committee, which participates legally in the election processes within the United States and is funded entirely by voluntary contributions from exempt U.S. employees. ITW maintains full transparency of its involvement in advocacy activities, and at any time, the public may access reports filed with the U.S. federal government outlining the company's activities.



To view our governance and ethics policies in detail, please visit the Investor Relations section at **www.itw.com**.

ITW & The ITW Foundation

100 Years of Making a Difference


ADLER PLANETARIUM


UNITED WAY

Responsible corporate citizenship has been an important part of ITW for 100 years. It is a core company value with its own unique, rich history, initiated and nurtured by the Smith family founders. Harold B. Smith, Jr., ITW director emeritus and great-grandson of founder Byron L. Smith, recalls that his family understood from day one the strong connection between healthy communities and the long-term success of the company. That commitment is reflected in ITW's business ethics and the responsible way in which it treats employees and the environment. But it is also evident in the way ITW has established itself as a philanthropic leader, sharing its good fortune with organizations that work to advance society and the potential of every individual.

BEGINNING WITH EDUCATION

In its earliest days, long before "corporate citizenship" was a familiar concept in business and philanthropy, ITW supported employee well being and was involved with local Chicago-area charities. By 1954, though still a relatively young company, ITW formalized these philanthropic efforts by creating the Illinois Tool-Shakeproof Foundation, later named the ITW Foundation. It began primarily as a grant program that supported education for ITW employees' children; in 1969, the foundation established a one-to-one match for employee contributions, with most funds directed to colleges, universities and private secondary schools.

The Foundation also began working with National Merit, awarding five scholarships in 1968. To date, over 569 scholarships have been awarded for a total of $2,130,726. In 1983, the Foundation began working with Scholarship America and, to date, a total of 1,284 scholarships have been awarded for a total of $6,308,600.

DIVERSE GIVING

During these early years, the Foundation also looked beyond education, making direct contributions to an array of local nonprofit organizations. A look through the Foundation's early, handwritten financial archives reveals contributions to a diverse array of institutions: hospitals, libraries, museums, opera houses, neighborhood associations, health, safety and housing programs, disaster relief organizations, and scouting groups. The recipients also included numerous organizations dedicated to serving those in need in the communities where we work and live.

NEW FOCUS, WITH LOCAL ROOTS

In more recent years, the Foundation has evolved and narrowed its attention to education, the arts, health and human services, the environment and youth. It has

"It's a good thing to have a healthy education and cultural and civic life. That's what we wanted to help create."

– Harold B. Smith, Jr., ITW director emeritus and great-grandson of ITW founder Byron L. Smith



AMERICAN
RELAY FOR LIFE
Celeb

JUNIOR ACHIEVEMENT THE RED CROSS AMERICAN CANCER SOCIETY

also focused on developing long-term relationships with key institutions it began supporting over 40 years ago. Many of these partnerships are tied to ITW's Midwest roots and the value it places on education, particularly scientific education. The partnerships also align with the company's spirit of entrepreneurialism and scientific innovation.

For example, ITW has supported several expansions and renovations of the Adler Planetarium's iconic 1930s structure in Chicago and helped fund its important role in the 1960s "space race." ITW has also been supporting exhibits at Chicago's Museum of Science and Industry, helped build the Illinois Holocaust Museum & Education Center, and revamped the laboratories at the University of Illinois at Chicago. ITW businesses support several chapters of Junior Achievement, a group that provides volunteer-led business education to schools. ITW is also a long-time supporter of national organizations, such as the Red Cross, The American Cancer Society, the United Way and many others.

OUR NEXT CENTURY: GLOBAL GIVING

As the Foundation has grown and evolved alongside the company, it has sought to engage its employees in community support and extend its philanthropy to communities all over North America. That effort began in 1983, when the Foundation organized a campaign to match employee contributions for the Statue of Liberty restoration project. It opened the door to a broader matching program and the linking of employee contributions to larger national and international disaster efforts, such as support for the victims of 9/11, the Japan earthquake, Australian fires, and Thailand flooding. Today, the ITW Foundation's matching program matches employee donations three to one—one of the highest match rates among U.S. public companies. These financial contributions are supplemented by thousands of volunteer hours and in-kind donations.

As ITW continues to expand its global footprint, the ITW Foundation is actively exploring options to extend its strong philanthropy program beyond North America. Through endowments from ITW, the ITW Foundation looks forward to a new century of generous, global giving.

"We want communities all over the world to benefit from the commitment and generosity that we've seen from ITW employees here in the U.S.," says Smith, who served as the president of the ITW Foundation in addition to his executive roles with ITW. "The health of the communities in which our people live and work is vital to the long-term success of our business."

Society

ITW CHARITABLE GIVING

2011 TOTAL GIVING



- $1,251,114 Business Unit Currency Donation
- $690,292 Business Unit In-Kind Donations
- $3,495,350 Corporate Contributions
- $1,642,100 Grants (New and Renewed)
- $7,354,748 Matching Gift
- $2,682,790 Pledges (New and Scheduled)
- $864,953 Scholarships
- $6,316,568 United Way

TOTAL
$24,297,915

ITW FOUNDATION – PLEDGES AND GRANTS BY FUNDING AREA



- $1,432,500 Arts and Culture
- $1,594,890 Education
- $125,000 Environmental
- $1,172,500 Human Services

TOTAL
$4,324,890

EMPLOYEE MATCHING GIFTS



- $187,393 Animal Welfare
- $467,111 Arts and Culture
- $963,339 Civic
- $114,497 Disaster
- $20,375 Diversity
- $1,970,708 Educational
- $127,010 Environmental
- $1,833,646 Health
- $1,140,154 Human Services
- $134,641 Youth Development
- $51,120 Other
- $344,754 Unknown

TOTAL
$7,354,748



MILLER SUPPORTS BUDDING ENTREPRENEURS

In 2011, Miller Welding employees in Appleton, WI helped over 3,000 students in kindergarten through high school discover the world of business through the Junior Achievement program. Junior Achievement is a national, non-for-profit organization with local chapters of volunteers who teach on the subjects of business leadership, career readiness, financial literacy and entrepreneurship. Volunteers also help facilitate experiential learning opportunities while working with students onsite in their classrooms, in local schools across the country. The program provides an invaluable curriculum not typically offered in either public or private schools.

For ITW, it is an opportunity to support the spirit of entrepreneurship and develop the leadership skills in young people that will empower them for the global economy. Approximately 90 Miller employees volunteered their time for JA in 17 districts and 125 classrooms within a 20-mile radius of Appleton. Miller has a long history of supporting the program, with many employees serving as seasoned JA instructors.

ITW has been supporting Junior Achievement for nearly 60 years, and in addition to our Wisconsin volunteers, we have active partnerships with the Chicago, South Texas, West Texas, Cleveland, North Central Alabama, Northwestern Ohio, and Atlanta regional chapters.


Celebrate
REMEMBER
FIGHT BACK
2011

Left to right: Peggy Smith, Debbie Weikert, Dawn Vanover, Kathy Agenbroad (chairperson), Tracie Kimrey, Jeff Taylor


United Way

ITW FOOD EQUIPMENT GROUP HELPS IN THE FIGHT TO END CANCER

ITW's support for the American Cancer Society (ACS) began in 1955, with a donation of $150. At ITW Food Equipment Group (FEG) in Troy, OH, involvement began about ten years ago, with a handful of employees who raised about $1,000 for the ACS. Today, FEG is a strong fundraising force for the organization. In 2011, 30 employees participated in the ACS' Relay for Life event, which raises funds for a range of critical cancer patient support services and survivor scholarships. The race also gives survivors and their family members a place to join others passionate about ending cancer.

Combined with onsite fundraisers such as raffles, lunches and outings, FEG employees raised $14,000 for ACS in 2011. These donations are given a boost by ITW's generous three-for-one matching gift program, but are largely driven by employees' efforts. For example, FEG also offers $25 stars in honor or memory of a loved one lost to cancer. The stars are displayed in FEG's lobby and the Relay for Life tent—a vivid testament to the company's compassion and initiative. Employees at North American ITW businesses like FEG contributed over $72,000, and the ITW Foundation matched at approximately $229,000, for a total contribution topping $300,000. ITW CEO David Speer and his wife Barbara also served as co-chairs of the 2011 American Cancer Society Discovery Ball.

SENIORS OUTREACH—SUPPORTING ITW RETIREES, COMMUNITIES FOR OVER 20 YEARS

A company like ITW has a large pool of dedicated and loyal retirees. Not many companies seek to engage their retiree base, and fewer still can claim to have a pool of 6,000 senior citizens actively connected to the company through volunteering and fundraising.

The Seniors Outreach Group was formed in 1991 to serve two valuable community needs: connect this large pool of skilled and dedicated former employees with organizations badly in need of volunteer service, and provide the social connections and activity that can be invaluable to the mental and physical well being of senior citizens. In fact, the group holds formal social events annually in Illinois, Florida and Arizona.

Seniors Outreach also gives eligible retirees an opportunity to continue receiving ITW's generous three-to-one match for contributions to approved charitable organizations they choose to support (donations to United Way are matched one-to-one). Many volunteer at the ITW corporate office in exchange for a stipend that is donated to partner charities selected for corporate volunteer assignments. Since its founding, Seniors Outreach has volunteered hundreds of hours of community service and raised thousands of dollars in financial donations.

Labor

LEADERSHIP DEVELOPMENT

In 2011, ITW created two pilot programs that enhance employee access to leadership opportunities while ensuring ITW has the talent needed to support our future growth and stability.

- *Early in Career* is designed to accelerate development of future leadership talent and prepare them for leadership positions through an experiential learning program that cuts across all geographies, functions and ITW businesses.
- *Emerging Markets Leadership Development* augments the current ITW leadership development track in the emerging markets of China and India. ITW taps into the graduate programs at the University of Illinois at Chicago to recruit prospective candidates from these countries. Upon graduation, the recruits participate in a 12-18 month rotational leadership program that leads to an ITW position within their home country.

ENGAGEMENT

To better respond to employee needs, in 2011 ITW created an employee survey instrument that can be used by all ITW businesses on a voluntary basis. The survey is intended to capture employee feedback and develop action plans that address concerns and build higher levels of commitment.

DIVERSITY AND INCLUSION

WOMEN'S LEADERSHIP DEVELOPMENT

The impact of ITW's Women's Leadership Development efforts have resulted in two councils of senior women, one in the United States and one in Europe. The goal of these councils is to support ITW's diversity and talent management objectives by increasing the number of women in leadership in ITW globally.

In 2011, ITW continued its ongoing support of the Society of Women Engineers (SWE) conference. The event had exceptionally high attendance, including 60 ITW engineers along with ITW senior leadership. ITW Women in Technology (WIT) continues to grow and now boasts more than 200 members. WIT fulfilled its mission of inspiring emerging leaders by hosting four career development events, all of which had record attendance and highly favorable feedback.

CELEBRATING DIVERSITY

Maria C. Green was approved by ITW's Board of Directors as the corporation's next senior vice president and general counsel replacing James Wooten, who will retire first quarter of 2012 after 24 years of service. Ms. Green is the 2011 recipient of Chicago United's Business Leaders of Color Award and the Thurgood Marshall College Fund Award of Excellence.

In 2011, ITW received the Society of Women Engineers' Heritage Club Award, the Society of Hispanic Professional Engineers' Inner Circle Award, and the National Society of Black Engineers' Premier Media Partner Award.

WELDING GROUP CREATES LEADERSHIP PATH FOR VETERANS, PEOPLE OF COLOR AND NEW GRADUATES

Under the leadership of the executive vice president, Sundaram (Naga) Nagarajan, the ITW Welding platform embarked upon a strategic multi-level recruiting and leadership development effort. The objectives include building bench strength to fill management opportunities, filling the talent pipeline, and increasing the diversity of ITW's workforce. In 2011 we worked on two aspects of these objectives.

Businesses in the welding platform initiated a job rotation program. A highly diverse group of program participants joined ITW as early-in-career professionals, veteran military officers, and new college graduates. These new employees are assigned a mentor and placed in two-year rotations across departments and given defined, management-oriented learning opportunities.

Also, in partnership with UNCF (United Negro College Fund), welding businesses began hiring African-American college students for paid summer internships across the platform's 23 U.S. business units. Through specific projects and other responsibilities, the interns are given an opportunity to apply what they have learned in the classroom while making a contribution to their respective business unit. Upon successful completion of the summer internship, interns receive an ITW UNCF scholarship which helps pay for their tuition, books and fees.

The job rotation program and the UNCF partnership complement ITW Welding's existing leadership development approach for establishing employees who exhibit greater leadership potential.

HEALTH & WELLNESS

GOALS

Over the long term, ITW aims to create a culture of wellness across all ITW business units, including raising participation in wellness programs that improve the health of employees and their families. We strive to continue providing affordable access to healthcare, while encouraging employees to take greater personal responsibility for their health.

PROGRESS

In 2009, ITW launched a wellness initiative in the United States promoting awareness of employee health status and providing a variety of programs and tools to manage and improve health. The program included coaching, education, and online tools. Employees were also rewarded with a premium discount for completing a Personal Health Assessment and participating in a biometric screening. We have seen steady growth in participation for activities that earn the incentive, a clear indication that employees are recognizing the value of the wellness program.

COMMENTARY

As ITW employees' knowledge of their health status grows, we have been able to identify specific challenges and the greatest areas of need across our workforce. As a result, ITW wellness programs will be modified in 2012 to bring more focus to improving employee physical activity and improving nutrition habits.

U.S. WELLNESS INCENTIVE PARTICIPATION


2009
40%
2010
42%
2011
53%

32.5% INCREASE IN PARTICIPATION SINCE 2009

Mentors Hans Bachmeier and Wendy Garrity, general managers, and rotation participants Koray Benson, operations manager and Elizabeth Froelich, marketing manager.

Doug Delheimer,
Laboratory technician

Jud Broome,
General manager

Denise Steiner,
Human resources manager/ safety coordinator





DYNATEC RECERTIFIED FOR VOLUNTARY SAFETY STAR

In 2011, Dynatec in Hendersonville, TN obtained recertification to continue as a STAR worksite, which is the highest level of recognition offered by the U.S. Occupational Safety & Health Administration's (OSHA) Voluntary Protection Programs (VPP). To be accepted as a VPP STAR worksite, the business must demonstrate an exemplary, comprehensive, successful safety management system. To recertify as a VPP STAR worksite, the business must undergo a rigorous onsite evaluation by a team of OSHA safety and health experts who examine each of the required elements of the site's safety and health management programs, verifying that the site's occupational safety and health program meet the high quality expected of VPP participants. The self sufficiency of STAR worksites and their ability to identify and control workplace hazards makes them exempt from the OSHA administration's planned inspections as long as the business maintains VPP STAR status. The injury and illness rates of VPP STAR sites are significantly lower than National Bureau of Labor averages. In fact, only .01 percent of all U.S. businesses have achieved recognition as a VPP STAR worksite.

ITW FOOD EQUIPMENT GROUP HELPS EMPLOYEES AND LOCAL KIDS STAY HEALTHY

The health fair at ITW Food Equipment Group (FEG) in Troy, OH is a two-day event featuring door prizes, interactive booths, and speakers on topics ranging from safety to sustainability. In past fairs, organizers have invited representatives from the local fire and police departments, the American Red Cross, and the Ohio Environmental Protection Agency to address bicycle safety, safe driving, first aid kits for tornado season and gas cap checks. The fair also educates employees about alternative approaches to wellness. And with roughly 90 percent attendance, the fair is a good opportunity to increase participation in ITW's free biometric health screening program. The fair is just one part of FEG's plan to keep health top of mind for its 400 employees. An FEG employee also established an immensely popular kids triathlon; many employees now support the event, with proceeds benefitting a local United Way chapter.

Product Responsibility

ITW's decentralized, diversified structure presents a challenge to mandating company-wide approaches to product responsibility.

However, each individual ITW business is expected to uphold high standards for the safety and quality of its products. In fact, many have voluntarily implemented standards developed by the International Organization for Standardization (ISO). ISO standards help businesses safeguard consumers and make the development, manufacturing and supply of products more efficient, safer and cleaner. Decentralization also enables each of our businesses to develop practices that foster product responsibility according to their specific industries and processes.


ITW TACC

Pheap Chhith, Production team leader
Kate Ryan, Environmental health & safety manager
Mike Atwater, Lead chemist
Fred Walnut, Business manager

ITW TACC CUSTOMERS BREATHE CLEANER AIR

ITW TACC, an ITW adhesives business in Rockland, MA, added more products certified safe for indoor air quality by the GREENGUARD Environmental Institute (GEI). The GEI is an internationally recognized, independent organization that uses rigorous testing and empirical data to set higher safety standards for products that emit harmful volatile organic compounds (VOCs) into the air of indoor spaces. Air quality affects workers who use adhesives as well as consumers spending time in homes and offices constructed with these products. The certification also qualifies the products for LEED credits (Leadership in Energy & Environmental Design), the accepted rating system for "green" construction developed by the U.S. Green Building Council. GEI certification is voluntary—separate from government ozone regulations—and not required. TACC has pursued voluntary certification for 20 products, ensuring that VOCs levels are not only safe, but exceptionally low across its product line. TACC also developed a program that annually recycles thousands of single-use metal adhesive canisters.

Environment

GOALS

ITW has established a five-year energy reduction goal. By 2016, ITW plans to reduce energy intensity and the resulting harmful greenhouse gas emissions in our top ten energy-consuming businesses by 20 percent.

PROGRESS

In 2011, ITW continued its global reporting program—collecting environmental data from every one of the manufacturing and ITW-owned businesses—under the guidelines of the internationally recognized Greenhouse Gas Protocol. We invested in a new web-based reporting system and brought the environmental data it collects into our internal audit program to ensure accuracy. We also added new metrics, such as quantity of recycled materials, (including water), biomass combustion and other stationary fuel sources. ITW also began participating in two mandatory greenhouse gas emissions reporting and reduction schemes, the CRC Energy Efficiency Scheme (United Kingdom) and the National Greenhouse Reporting Scheme (Australia).

COMMENTARY

ITW's global, decentralized structure and the sheer volume of our independently managed businesses has presented some challenges to environmental data collection and more aggressive energy management. However, our new web-based reporting system, along with other internal initiatives, are important early steps in our plan to create a highly accurate, transparent reporting process that helps us to monitor our global carbon footprint and meet company-wide energy reduction goals.

WILSONART BUILDS A CULTURE OF SUSTAINABILITY

As it expands worldwide, Wilsonart is deepening its longstanding commitment to the environment by developing robust sustainability policies and rigorous near-term goals. In 2011, Wilsonart made significant progress toward these goals at its North American manufacturing plants. It achieved minimum 20 percent post-consumer recycled content in its laminate products and 66 percent post-consumer content in certain backer products. The company also earned some of the most respected environmental certifications; it received GREENGUARD (an independent environmental testing organization) and Scientific Certification Systems Indoor Advantage Gold for improved indoor air quality, and it was the first laminate manufacturer to achieve Forest Stewardship Council certification. In addition, Wilsonart developed manufacturing improvement goals based on 2010 benchmarking, began product life cycle assessment, and completed sustainability training for all employees.

ITW LABELS ACHIEVES ZERO LANDFILL WASTE

In just nine months, ITW Labels in Gardner, KS went from having no recycling program to running a business that can boast a zero waste-to-landfill stream. As part of ITW's company-wide Go Green initiative, ITW Labels used an external waste consultant recommended by ITW Strategic Sourcing to develop a recycling program that separates waste flows for over 20 different materials generated by their manufacturing process. Items include paper, cardboard, metal scrap, ink buckets, plastic, aluminum, and glass, as well as various printing and packaging materials. ITW Labels also partners with a local cement company to pick up the label stock waste. The company burns the waste as a coal replacement to heat the kilns used in cement manufacturing. ITW Labels' efforts will reduce costs and save 360 tons of solid waste annually from entering the nation's landfills.

PERFORMANCE SUMMARY

TOTAL ENERGY *(thousands MWh)*

Year	Value
2010	3,110
2011	2,730

12.2% REDUCTION IN COMPANY-WIDE ENERGY USAGE

TOTAL CALCULATED EMISSIONS *(thousands metric tons CO_2e)*

Year	Value
2010	1,120
2011	990

11.6% REDUCTION IN COMPANY-WIDE EMISSIONS

Complete data listed on page 16.




WILSONART



Rob Lester, Business unit manager

Richard Boone, Production support manager

Alan Schneider, Purchasing shipping/ warehouse lead

2011 ENVIRONMENTAL AND SAFETY DATA

ENERGY	2011	2010*
(thousand MWh)		
Direct Energy		
Natural Gas	1,140	1,200
Heating/Fuel Oil	100	490
Coal	40	40
Propane (Fork Trucks)	30	40
Wood	20	–
Total Direct Energy	**1,340**	**1,770**
Indirect Energy		
Electricity	1,380	1,340
Total Indirect Energy	**1,380**	**1,340**
Total Energy	**2,730**	**3,110**

EMISSIONS	2011	2010*
(thousand metric tons CO_2e)		
Calculated Direct Emissions		
Calculated CO_2e – Natural Gas	230	240
Calculated CO_2e – Heating/Fuel Oil	30	120
Calculated CO_2e – Coal	10	10
Calculated CO_2e – Propane	10	10
Total Direct Emissions Calculated CO_2e	**280**	**380**
Calculated Indirect Emissions		
Calculated CO_2e – Electricity	710	740
Total Indirect Emissions CO_2e	**710**	**740**
Calculated Emissions from Biomass		
Calculated CO_2e – Wood	10	–
Total Calculated Emissions	**990**	**1,120**

INTENSITY INDICATORS**	2011	2010*
(MWh/million $ Operating Revenue)		
Energy Intensity	160	220
(metric tons CO_2e/million $ Operating Revenue)		
Emissions Intensity	60	80

WATER WITHDRAWAL	2011	2010*
(thousand US gallons)		
Water Withdrawal – Purchased	1,400,050	2,042,520
Water Withdrawal – Non-Purchased	680,480	418,970
Total Water Withdrawn	**2,080,530**	**2,461,490**

SOLID WASTE & RECYCLING	2011	2010*
(thousand US tons)		
Waste		
Hazardous and Special Industrial Waste	20	10
Non-Hazardous Waste	140	160
Total Waste	**160**	**170**
Recycling		
Cardboard & Corrugated	20	–
Mixed Paper	10	–
Plastic	10	–
Metal	40	–
Total Recycled Material	**80**	**–**

SAFETY	2011	2010*
Injuries Resulting in Days Away	890	670
Fatalities	–	–

REGULATORY	2011	2010*
Government Safety Inspections (Units)	230	190
Resulting Fines	$70,330	$63,870
Government Environmental Inspections (Units)	180	110
Resulting Fines	$6,550	$43,530

** 2010 values were recalculated*

*** Only operating revenue from participating business units was used in the calculation of intensity metrics*

The reporting boundary for this data includes companies over which ITW has operational control, with the exception of leased non-manufacturing facilities. The reporting boundary does not include joint ventures. The 2011 reporting year showed an approximate 10% increase in business unit reporting. The uncertainty of the data is as follows: Gross direct emissions +/- 1.1 percent and gross indirect emissions +/- 0.5 percent. Neither emissions nor consumption values were verified by a third party.

A CLOSER LOOK:

Product testing—an opportunity for sustainability



Graham Mead, principal design engineer for Instron®'s ElectroPuls Dynamic Systems

There's no doubt that manufacturing consumer and industrial products is an energy-intensive business. But can changing the way that we test products make a difference? ITW's Test and Measurement platform has shown that in the long production run up to a final product, innovations in the testing phase have far-reaching effects.

Consider the range of products that touch our lives: the clothes and shoes we wear, the cars we drive, the mobile devices we've come to depend on—even the tiny dental or biomedical devices that promote health and longevity. Every one of these products has its own environmental footprint, a measure of the natural resources, emissions and waste generated in its production. Many forget that before these products ever reach us, they stand up to rigorous testing. Exhaustive, energy-intensive testing and research of materials and finished products make that footprint grow even larger.

TESTING SCOPE CREATES OPPORTUNITY

"Tangible consumer and industrial products must be able to withstand the duress of daily life," explains Yahya Gharagozlou, group president within ITW's relatively new Test and Measurement platform, based in Norwood, MA. "It's essential to manufacturing that products live up to promises of quality, reliability, and safety. A small device like a heart valve or stent requires many rounds of testing by a small desktop machine, whereas something like a bridge cable requires enormous testing equipment. This diversity in equipment size shows the scope of testing

"With ElectroPuls, there's no doubt that we have reduced our energy consumption, and this is an important point today as sustainability becomes more and more a focus."

—Eric Ciracq, laboratory manager at Stryker Spine, a division of the Stryker global medical technology company.

environments—and how much energy the process can consume."

Instron, one of the larger businesses within ITW's Test and Measurement platform, draws on the company's long history of innovation to design testing products that have minimal environmental impact. A test equipment manufacturer like Instron can leverage its position for the greater good: since testing is performed on hundreds of different products by their manufacturers, even one innovation can drive change across *multiple* sectors and countries.

ELECTROPULS – A GAME-CHANGING INNOVATION

The ElectroPuls range of testing instruments is manufactured at Instron's Center of Excellence, based in High Wycombe, UK. They are a series of compact dynamic test systems that illustrate how innovation can reap big gains in energy efficiency. But it is important to first understand how conventional dynamic test systems work. The "old game" is about intense use of hydraulic oil, water and cumbersome electrical systems to power and cool the machine through countless testing rounds. The conventional servohydraulic testing machine, a standard in the industry for decades, requires three-phase electrical power, water for cooling, a high-pressure hydraulic oil supply, numerous consumable parts and extensive regular maintenance.

"We knew our customers wanted something cleaner, quieter and more compact, with a lighter

ELECTROPULS LINEAR MOTOR TECHNOLOGY

ENERGY SAVINGS OVER FIVE YEARS, PER MACHINE, AT 21 PERCENT UTILIZATION:



40,000
KILOWATT HOURS



210
GALLONS OF HYDRAULIC OIL



369,841
GALLONS OF COOLING WATER



73.6%
REDUCED CONSUMABLES (FILTERS, HOSES, OTHER)

environmental impact that would keep their overall costs of ownership down," says Graham Rogers, general manager at Instron. "We developed what we believe is the dynamic testing instrument of the future—one that eliminates the use of hydraulic oil, reduces energy usage and cost, and saves over 300,000 gallons of cooling water over a typical five year period."

Key for Instron was replacing the conventional hydraulic actuator with a more energy efficient electric linear motor. The linear motor technology of the ElectroPuls changes the game; it requires only a single phase, plug-in electrical source, does not use oil and is cooled by air rather than water. So whether it is used for testing the durability of gym shoes, artificial hip replacements, or auto components, integration of this more sustainable technology leads to energy savings across multiple industries.

TOO GOOD TO BE TRUE?

The innovation behind the ElectroPuls can also save nearly 40,000 kilowatt hours of electricity per machine over a typical five-year period. The new test instrument also uses far fewer filters, hoses and other materials, reducing consumable waste by *over 70 percent* compared with an equivalent servohydraulic system. And, this ground-breaking design reduces the energy involved throughout the full product life cycle: production, installation, utilization, and maintenance.

The dramatic data is not hard to believe, considering that Instron invested over five years of research and development to overcome the challenges inherent in the use of linear motor technology in dynamic materials testing—while staying mindful of the high stakes involved with accurate and reliable testing.

"Certainly, others have tried to create these kinds of test systems, but they could not fully master the technical challenges of linear motor technology while improving upon the precision and familiar characteristics of conventional hydraulic machines," explains Gharagozlou. "When it comes to ensuring the durability of a passenger plane component or a medical device like a heart valve, the machine has to get it right. We wanted to develop a product that our customers can depend upon, while making huge strides in efficiency."

BUEHLER DRIVES SUSTAINABILITY FROM THE INSIDE OUT

ITW's Test and Measurement platform is also exploring ways to improve how it manages the environmental impact of its own operations. Buehler, another division within the platform based in Lake Bluff, IL, creates materials testing products used by manufacturing facilities, laboratories, and universities. The company's sectioning, mounting, grinding and polishing, imaging and analysis, hardness testing equipment, and related consumable products enable critical research on materials that can advance science and industry. But they also

BUEHLER

102,000 POUNDS OF MATERIAL RECYCLED ANNUALLY, SAVING:



581,789

KILOWATT HOURS



34,216

GALLONS OF OIL



222,250

GALLONS OF WATER



380

CUBIC YARDS OF LANDFILL

necessitate significant volumes of packaging for single-use parts and large pieces of equipment.

GREENING MANUFACTURING OPERATIONS

In 2010, Buehler was running a trash compactor to manage the numerous loads of packaging and shipping material waste from the material testing products it manufactured. But after bringing in an external sustainability consultant and tapping into ITW's Strategic Sourcing program, the company has begun a robust recycling program throughout its operations and front offices. The program prevents nearly 102,000 pounds of waste from entering landfills annually. Additional conservation efforts led Buehler to convert to energy-efficient lighting, reducing its kilowatt hours by 34 percent annually. These changes have not only made for more sustainable operations—they have altered the way employees approach their work.

"There was so much shared excitement around the energy savings data," recalls Michele Arnison, Buehler general manager. "It has had a profound effect on many of our employees; they look at what we do and how we do it in a different way. It is not just our products that need to be low impact on the environment, our operations do as well."

Some of those product-related changes include reusable cloths as an alternative to grinding paper used in metal polishing applications and reformulations of resins to eliminate toxins. Arnison believes these kinds of small innovations can influence customers across industries and countries, especially those who are already receptive to creating a material preparation, testing and analysis process that puts less stress on the planet.

DRIVING LONG-TERM CHANGE

"We sell to global, high-tech organizations—scientifically-oriented individuals who take the long view and consider sustainability to be as important as the quality or accuracy of the testing itself," she says. "Through innovation and operational transformation we can raise the visibility of these issues throughout the industrial manufacturing industry and make a real difference."

In the years ahead, both Instron and Buehler will continue to conduct research on energy-efficient testing equipment and develop close customer relationships to pinpoint solutions that have a broad impact. They will also be keeping an eye on their own manufacturing processes, exploring how small operational changes can cultivate a culture of sustainability that aligns with socially responsible product innovation.



Illinois Tool Works Inc.
3600 West Lake Avenue
Glenview, Illinois 60026


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